EXHIBIT (a)(8)

Transcript of Investor Presentation on March 2, 2009

Cautionary Note Regarding Forward-Looking Statements

Genentech’s Investment Community Meeting presentation contains forward-looking statements regarding Genentech’s future financial and operating results and other statements regarding Genentech’s intentions, beliefs, expectations, plans, prospects, or predictions for the future — including being the number one U.S. oncology company in sales, growth in non-GAAP earnings per share (EPS), sales to collaborators, royalties, contract & other royalties, non-GAAP cost of sales, non-GAAP research and development expense, non-GAAP marketing, general and administrative expense, profit sharing expense, non-GAAP costs and expenses, non-GAAP operating income, non-GAAP other income, net, non-GAAP taxes, non-GAAP net income, non-GAAP EPS, free cash flow, and capital expenditures, adding new molecules into clinical development, the approval of new products or indications, and achieving $12 billion in free cash flow; potential regulatory approvals and potential product or new indication launches for Avastin, Rituxan, Xolair, Herceptin, and other molecules in clinical development; regulatory submissions including for Avastin, Rituxan, Anti-EGFL7, Tarceva, Avastin + Tarceva, and Xolair; data availability or presentation or review of data from clinical studies; Go/No Go decisions for Avastin, Anti-oxLDL, Anti-IFNalpha, and Anti-OX40L; enrolling patients for or initiating clinical studies of Avastin, Tarceva, Lucentis, Xolair, and other molecules in clinical development; the status and progress of Genentech’s development pipeline; Genentech’s ability to access in-licensing and M&A opportunities; U.S. sales (total and product- and indication-specific); growth drivers Avastin, Rituxan, Tarceva, Xolair, Lucentis, lytics, GA101, HER2-positive franchise, and TNKase; penetration into and/or adoption in eligible patient populations; and peak year sales. These forward-looking statements are based on Genentech’s opinions and estimates and involve risks and uncertainties, and the cautionary statements set forth in this presentation and those contained in “Risk Factors” in Genentech’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 identify important factors that could cause Genentech’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, Genentech’s inability to execute its 2008 Financial Plan; regulatory actions or delays; failure to obtain or maintain, or changes to, FDA or other approvals; difficulty in obtaining materials from suppliers; unexpected safety, efficacy or manufacturing issues for Genentech or its contract/collaborator manufacturers; Genentech’s ability to meet demand for its products; difficulty in enrolling patients in clinical trials; the need for additional data, data analysis or clinical studies; the results of clinical trials; regulatory submission preparation and decision making; increased capital expenditures, including greater than expected construction and validation costs; product withdrawals or suspensions; competition; efficacy data concerning any of Genentech’s products which shows or is perceived to show similar or improved treatment benefit at a lower dose or shorter duration of therapy; pricing decisions by Genentech or its competitors; Genentech’s ability to protect its proprietary rights; the outcome of, and expenses associated with, litigation or legal settlements; variations in collaborator sales and expenses; Genentech’s cost of sales, other expenses, indebtedness and ability to pay its indebtedness; fluctuations in contract revenue and royalties; actions by Roche that are adverse to Genentech’s interests; the outcome of, or developments concerning, Roche’s tender offer; decreases in third-party reimbursement rates; greater than expected income tax rate; current macro-economic and financial market conditions; the ability of wholesalers to effectively distribute Genentech’s products; inventory write-offs and increased cost of sales; changes in accounting or tax laws or the application or interpretation of those laws; increased R&D, marketing, general and administrative, stock-based compensation, environmental and other expenses; Genentech’s ability to license or acquire molecules or products of interest to Genentech; and the outcome of any litigation related to the initial $89.00 Roche proposal, Roche’s tender offer or the Special Committee’s recommendation to stockholders. Other than as required by law, including the Securities Exchange Act of 1934, Genentech disclaims and does not undertake any obligation to update or revise any forward-looking statements in this presentation.

Important Legal Information In connection with the tender offer commenced by Roche Investments USA Inc. and Roche Holding Ltd (“Roche”), Genentech has filed with the Securities Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Genentech’s stockholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to Roche’s tender offer because it contains important information. Free copies of the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto that Genentech has filed with the SEC are available at the SEC’s website at www.sec.gov.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF GENENTECH’S INVESTOR CONFERENCE ON MARCH 2, 2009 AND WHILE EFFORTS HAVE BEEN MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE. INVESTORS ARE ADVISED TO REVIEW GENENTECH’S SCHEDULE 14D-9 AND ANY SUPPLEMENTS OR AMENDMENTS THERETO AND OTHER SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISION.

Katherine A Littrell, Ph.D., R.N., Vice President, Investor Relations:

Welcome to the Genentech 2009 Investment Community meeting. We’re very happy that you’re here and that you weathered the storm to get here. So thank you very much for your interest in Genentech.

I’d like to introduce the agenda for the meeting. We’re starting out with Dr. Art Levinson, our Chairman and Chief Executive Officer. He’s going to do the strategic outlook, followed by our research presentation. Dr. Richard Scheller and Dr. Marc Tessier-Lavigne will be speaking and giving you an overview of our research and what’s new and what’s exciting.

Followed by the product development talk by Dr. Sue Hellmann and Dr. Barron, followed by our Commercial organization with Ian Clark, our Executive Vice President of the Commercial organization. And then, David Ebersman, our Executive Vice President and Chief Financial Officer will do the financial outlook. And then, we’ll have a Q&A session. So we welcome all of you here.

What I wanted to do on this next slide is just say that, you know, we have a lot of collaborators that we work with. We prize our relationships with our collaborators. And we’re going to be highlighting a number of the programs that are part of these collaborations today.

And then, just to make our typical forward-looking statement, we will be making forward-looking statements today. The actual results may vary materially from the statements made. Please see the risk factors section of our Form 10K. That’s for the period ending December 31, 2008, and that’s on file with the Securities and Exchange Commission. And in there, there’s a discussion of the risk factors that could cause material variations from the forward-looking statements made during this conference call.

We’ll be discussing financial information that includes non-GAAP financial measures. Please refer to our website at www.gene.com, and that’s under the investor tab. Click on the financials, and you’ll find the most directly comparable GAAP financial measures with a reconciliation to the non-GAAP financial measures discussed today.

And without further ado, I’m going to introduce our first speaker, our CEO and chairman of the board, Dr. Art Levinson. Thanks, Art.

Arthur D. Levinson, Ph.D., Chairman & Chief Executive Officer, Introduction:

Thank you, Kathee. Let me just echo Kathee’s appreciation for your attendance in weathering the storm. We deeply appreciate it. The purpose of this meeting is relatively straightforward. We want to provide management’s perspective on the value of the company and its prospects; demonstrate the value of our R&D portfolio and why we believe we’re well-positioned for continued growth, near term and long term, and to provide our financial forecast to help investors assess our potential to create shareholder value.

The agenda that I’m going to cover in my opening comments here; I’m going to talk a little bit about our performance, talk about science excellence and how that’s driven us to our success, and why we think that’s going to propel us to future growth; the role that our culture has played in our success. I’m going to be talking about management of risk and some of the clouds on the healthcare environment front. Some of these surfaced last week. And then, I’m going to talk about 2009 and beyond.

We’ve always seen our responsibility at these meetings as providing you with the best, most accurate, and balanced perspective on our business that we’re capable of doing. That remains our intention, although today in recognition of the tender offer, and the associated decision that awaits you, we will be providing you with more detail and specifics than in the past so you can make the best decision possible on the offer at hand.

But just to kind of get to our punch line: we do not believe the Roche tender offer of $86.50 per share adequately reflects the value and the future potential of Genentech’s business. We believe that we have the potential to create significantly more value for shareholders due to the strength of our products, our pipeline, our people, and our track record.

So with a nod to Shakespeare and “what is past is prologue,” I want to spend just a little bit of time looking backwards. We’re very proud of the successes that we’ve had on many, many levels over the last 10 to 15 years. If you just look at this by one particular metric, revenue growth, we achieved our first billion dollars in revenue in 1998. Three years later that was doubled. In 2001 it went to $2 billion. Four years later that was tripled, and three years later that was once again doubled.

Obviously, as we look forward, near-term growth is going to be driven, we hope and expect, by line extensions, continued excellent commercial performance, and then beyond that, obviously, new product introductions. We even have a stronger track record when it comes to bottom-line growth. We’ve been very good, I believe, at delivering earnings to the bottom line in terms of increased efficiencies and just better utilization of our resources. I think advantages of scale have also played into that.

If you look at our five-year compound annual growth rate on a non-GAAP basis from 2000 to 2005, it was 34 percent. In the Horizon 2010 period that runs from 2005 to 2010, our three-year CAGR so far is 39 percent. And on both the revenue and the EPS front, we have now experienced 11 consecutive years of double digit non-GAAP EPS growth. So we’re very proud of that.

But most important I think for everybody in the room, and certainly for us in terms of our responsibilities to the shareholders, is this question. And that’s what gives us the confidence that we will continue to thrive, outperform industry averages on key measures of success, and achieve our long-term goals. So, most of the rest of the slides are going to be a little bit more forward-looking.

So let’s take a look at the progress to date on Horizon 2010. For those of you in the room who might not know, every five years or so we put long-term goals out for our employees and our investors so that they know what we’re aiming for and we believe that these goals really reflect fundamental shareholder value.

We did really relatively well, I would say, in the 2000 to 2005 period. Certainly it was a time of spectacular success for the company. But our five goals, I just want to remind you, during that period, of the five, we met three of the five. We fell a little bit short on two. But nonetheless, it was a great period of success.

We are now, I’m very pleased to report on this latest update, we’re on track to achieve or exceed every one of the Horizon 2010 goals. We’re very happy about that. Of course, things can change, and there might be some ways that we could fall short. But at this time we don’t expect to fall short in any.

Going through these relatively quickly, the first goal, number one in oncology sales in the States, we hit that really quite easily. We’re well-positioned for that, we believe. Twenty-five percent non-GAAP EPS growth rate. We reviewed some of those numbers. We’re well ahead of the game on that one.

Twenty new molecules into clinical development, we really saw that as a very important driver of long-term growth when we defined this plan. It was very clear within a couple of years that we were probably going to exceed that, and maybe by quite a bit. So we had a new internal stretch goal of 30 NMEs, which we believe that we’re going to even meet or exceed that. And then, in terms of the final two goals as well, I think we’re really well-positioned for those additionally.

So, how did we get here, and why are we relatively confident about the future? Well, a lot of it, I believe, just comes from the guiding principles. Herb Boyer, who’s in the audience today, a co-founder of the company, along with Bob Swanson really built, I think, a very strong foundation of values upon which we all tend to operate and gravitate around. And it has really served us extremely well, and I don’t think anybody up here believes that those principles are in any way inimical to future success. In fact, quite the opposite, I think they will propel us forward very nicely.

Some of these values are captured on this particular slide. The only one I want to spend a little bit of time on this time is the long-term planning. One of the things that we are just ferociously focused on is what is in the best interests of patients and our shareholders and our employees for the long term. We are every day making decisions and trade-offs between the short term and the long term. And it’s a balance that I think almost all companies in this country and all industries fail miserably at in terms of the very short-term focus.

And we are obsessed about the long-term. We recognize that we can’t ignore the short term, but every day we’re making decisions where that makes trade-offs between next quarter’s EPS or next year’s EPS and the EPS five years and seven, 10 years down the road. And we will always, always make a commitment to the long-term.

And it’s one of the reasons why on occasion I tell people who are deciding to invest in the company that if their focus is long-term returns, we believe we’re a great company. If you’re in it for a week’s profit or day’s profit or a month’s profit, or if you’re disappointed because we might make a trade-off that will lead us to fall a penny or three pennies short on next quarter’s earnings, you’re probably not the right investor for us. And it’s something that we don’t shy away from. In fact, we’re quite proud of it. We think over the long term it’s the way to really build growth.

So a couple of wonderful products that came out of the commitment to the science. I’m going to talk a little bit about Herceptin and give you a little bit more of a recent update on Herceptin and Rituxan. As I think everybody in the room knows, we strive to develop products that make a large difference in the lives of patients. We do this because this is where the science takes us. And it also positions us well in a cost-containment environment.

Evidence that Herceptin has transformed the management and outcome of HER2-positive breast cancer comes from both the adjuvant and metastatic settings. In the adjuvant setting, we have the striking data from the BCIRG trial demonstrating a highly significant reduction in the risk of recurrence associated with Herceptin therapy.

Recent data from the metastatic setting are shown here. In this large single institutional observational study, we can see that if we look at the survival of women with HER2-positive metastatic disease treated in the pre-Herceptin era compared to those who received Herceptin, we see the impressive treatment effect which mimics that observed in the original Herceptin trial.

What is important to note is that treatment with Herceptin in either the adjuvant or metastatic setting has largely erased HER2 as a poor prognostic marker, a true measure of a drug transforming a disease state. So you can go in, and if you’re diagnosed with breast cancer, and you had what was previously bad news that you were HER2-positive, Herceptin reverses that. We’re very, very proud of that. And certainly in the adjuvant setting, the treatment effect of Herceptin in the early stages is really incredibly striking.

Rituxan is another example of a drug that has transformed patient outcomes. Well-controlled clinical trials have demonstrated how effective Rituxan is in the treatment of non-Hodgkin’s lymphoma. One of the interesting questions for us has been how well did these results translate into community practice? And it is gratifying to see these data from the Vancouver Lymphoma Group which looked at the survival outcome in an observational study of patients with aggressive B-cell lymphoma, treated in the pre-Rituxan era with CHOP or CHOP-like treatments, compared to a similar group treated with Rituxan plus the chemotherapy combination.

And you can see from the slide a highly significant survival advantage from Rituxan. And these data clearly support the statement that Rituxan has transformed the treatment of aggressive lymphoma. So these are the kinds of drugs that we’re striving for, and we believe can be expected, not all the time, but certainly sometimes to come out of the pioneering science that we do, and from the great collaborations that we have with others.

I want to turn now and spend a little bit of time focusing on research. Because what you see here today could well drive value over the next 5, 10, 15 years. And as I said, we think a lot about the long term, and that’s why I’m going to spend a little bit of time focusing on it.

So as somebody who has been associated in the past with the research organization, I’ve always been ferociously proud of that association. We’ve had a long track record of doing great science. And we have great scientists. But at no time have we ever had a better group of scientists than we have right now. I think that our track record is kind of building on itself.

And I think the top academic scientists see how we’re contributing to the scientific literature. And it’s a great place to thrive as a scientist, so it makes recruiting very good. And plus, with the economic environment just in general, I think people see us as an increasingly attractive place to come. So we’re able to recruit absolutely sterling people, and we’ve been doing that. And it’s a tribute to Richard and Marc up here, their roles in increasing the number of great scientists that we’ve been able to hire over the last couple of years.

So how do you quantify that? Well, one is you can wait 10 years and see what products come out of it, and that’s obviously a very important way. But another way that’s a little bit more short-term and meaningful, and certainly every scientist who is a publishing scientist pays a lot of attention to this, and this is how often their publications are cited by others. This is a survey that comes out all the time by ISI, Institute for Scientific Information. And they are able to tell you when they compile these lists that on a scientific individual basis or an academic or institutional basis, how many times are publications from these various places cited by your peers.

And the idea, and it’s a relatively straightforward concept, is that if you publish an important piece of work, your colleagues will recognize it as important, and they will cite it. And if you publish something that’s kind of a turkey piece of science, and it’s largely irrelevant, then it will largely appropriately be ignored and not cited. And it’s a very nice surrogate, I believe, for the quality of science.

And if you look at the citations per paper from the ISI, you can see that there’s some great institutions here. And you know, without displaying too much prejudice here, I think there’s generally a trend toward what people, or a lot of people will think is very high-quality institutions relative to the, I would say, high-quality as opposed to very high. These are great places, and that list goes way, way, way down. I’m just showing the very, very top of the group.

So the question is well, how do the publications that come out in the fields of molecular biology, genetics, and immunology from Genentech compare to this? And we look at this every couple of years. And you can see that, astonishingly and gratifyingly, we are at the top of that list. So I love showing this to academic colleagues who are always kind of scratching their heads and saying, “Wow, that’s kind of unbelievable.” And it kind of is, but I think it just speaks to the quality of the science that we do.

So that’s one way of taking a look at the quality of the science. Another way is to, perhaps, is to take a look at patents. So the Patent Office issues patents every year. And there are different organizations that follow this. And every year, Nature

Biotechnology, usually around November or so, will publish a compilation of that. And they’ll ask, “What institutions have received the most patents in the area of biotechnology in the last year?”

And this is a year ago, their list published in the end of 2007, but it was for the year 2006. And you can see that their top 10 institutions around the country in terms of number of biotech patents filed and issued by the Patent Office is up here. And it was led by all the campuses of the University of California, so that’s UCLA, UC Berkeley, Santa Barbara, dot, dot, dot. And the combination of that is 134, which is really impressive.

And then, here we are at number two, which is pretty striking, with 124. I really love this particular figure, the U.S. government. That includes the National Institute of Health, $30-plus billion budget, the National Cancer Institute. They do a lot of great work, and they’re down at 84. And there’s other companies on there as well.

So then, the question is well, what happened in the latest survey? And this was published maybe six or eight weeks ago, and there you are. So you can look at that and kind of scratch your heads here and say, “Well, you know, how is that possible?”

And I wouldn’t try to argue that we are, you know, twice as good as the next best place in the country by this particular measure, but it’s not something at the same time, I think, that’s irrelevant. And, obviously, with patents being issued and having a 20-year life from filing, the presumption is there’s at least something here, something that could be important and useful. And I’d much rather be up here than not on this list.

So a while ago, a year, year and a half or so ago, we announced that we were going to expand into two new areas of focus. Oncology, immunology, tissue growth and repair were existing areas of expertise and strength for us. And we thought that it was time to enter two new areas, infectious disease and neuroscience.

And why did we do that? I think there’s a little bit of confusion around as to why we did that. I read every once in a while that it’s because we didn’t know what to do here. That’s complete nonsense. We have great drugs in these areas. But even in oncology where we’re number one, as good and as proud as we are of our drugs, none of our drugs essentially are perfect drugs. And we’re constantly trying to understand how to make them better.

Herceptin is like almost a miracle drug, and it cuts the rate of disease-free survival — basically it drops the rate of disease recurrence in the adjuvant setting in half. And that’s fantastic. And if the disease doesn’t come back, you’re not going to die of cancer. So that’s great.

But what about the other half? So we’re constantly trying to ask ourselves, “How can we make Herceptin better? What else is going on in these diseases that we can do to improve patient outcomes?” So the idea that we think that we’re kind of at the end of the road here, and that there’s no more room left in oncology is really pretty silly, and similar for over here.

The reason we went into here is because we believe that it was the time where the science has come together to the point where we saw a path forward, not 40 years from now or not 20 years from now, but over the next 5 to 10 years, where we believe that we could intervene in these areas with great, considerable impact. And that’s why we set it up. And we have been hiring and filling people out here.

What you’re going to hear, and it’s going to be, I think, your great privilege to hear from Marc Tessier-Lavigne. For those of you who read all the news coverage over the last couple of weeks, Marc published an absolutely remarkable paper in Nature a couple of weeks ago on what he and, I think, we believe is a very reasonable likely cause of Alzheimer’s disease, which is very different from conventional wisdom. And you’re going to be able to hear that at a very early stage. And I think it will impress you. So it’s just an example of we make up our mind to do something. And not always, but we’re often pretty good at what we try to do.

So let’s talk a little bit about immunology. Richard is not going to really spend too much time, so I’m going to just do a brief introduction. I tend to usually pick an oncology product, but this time I’m going to talk a little bit about immunology. This is an area of research led by Andy Chan in Research. And a lot of progress is being made here.

So the fundamental approach is take a look at these very important disease states, asthma, rheumatoid arthritis, MS — I won’t go through the whole list — and try to understand what type of immune cells are disordered or acting inappropriately in all these different disease states.

And clearly, the tricky part of an immunology therapeutic is to identify the cause and then interfere with that cause without having such an effect on other immune cells that you compromise safety. Because the immune cell system is extraordinarily complex. We don’t understand it well. In fact, I like to think that we understand it less than we even understand cancer and oncogenes and suppressor genes and various pathways that act and converge to activate cancer cells. It’s complicated.

But at the end, what we want to do is identify particular T-cell subsets, B-cell subsets, dendritic cell markers, macrophage monocytes, mast cells, whatever, that might be disordered in these disease states, and then very selectively attack the particular cell type that’s causing the problem, sparing all the other cell types that you need for your normal immune function. So that’s the general overview.

And what I want to spend a little bit of time now is talk about the allergic cascade and IgE and a little bit about Xolair. Xolair is a great drug that we developed. And what it does is it intercepts IgE, IgE being a particular subtype of an antibody that’s very clearly associated with the allergic response. So if you get infected with a foreign agent, or you get immunized, or you’re out and you happen to be allergic to dogs or cats or roses, there’s something there that your body doesn’t like, and it starts fighting.

And it fights it by making any one of lots of different types of antibodies. An antibody called IgG, that particular subtype of antibody is generally the protective type of an antibody. And the antibody subtype that for all we know, essentially, that causes only headaches in the allergic response is an IgE type. So people have looked really hard to see is IgE ever good for you, and it’s very hard to find any evidence that IgE is good. So it might be some evolutionary relic or something.

But nonetheless, it’s a very specific type of an antibody that acts as follows. So, if you take a look at how IgE is produced, it starts from a differentiated B-cell that starts — that undergoes some genetic recombination, and kind of locks itself into an IgE-producing state. Now, that differentiates into what’s called a plasma cell.

And the plasma cell secretes lots of IgE. I’ve kind of — this is going to be a movie that I’ve kind of freeze-framed right here. That’s an emerging antibody. The antibody will come out, as you’ll see, and that antibody will bind these high-affinity receptors for IgE through the constant domain and then populate the surface of that mast cell. Well, that in itself is not a problem.

The problem happens is when an allergen comes that has an ability to react to the variable region of that IgE. And it sits — you’ll see the movie — it’ll bind, the allergen will bind to the IgE that’s bound to the receptor. And that active binding will then promote the dimerization of this particular receptor. And it’s that receptor dimerization that initiates the whole allergic cascade.

So let’s just take a look at that. There’s a secretion of the IgE. The IgE then binds to the receptors like this, populating the surface of the mast cell. There’s an allergen. It recognizes it, and it brings these together, dimerizes this. That releases, then, the histamines and lots of other chemicals. And that triggers the whole allergic response. So that’s what we’re trying to interfere with.

So the way the Xolair does that is really very effective, not perfectly effective, but a very effective molecule. It’s an antibody that binds to the IgE-specific region of IgE. And it binds it and intercepts it so that IgE cannot any longer bind to the mast cell. So let’s take a look at how that works.

Here’s the plasma cell secreting IgE. And Xolair comes along in purple, binds to an IgE-specific constant region of the antibody and prevents the IgE from binding. So the allergen comes along and doesn’t see anything on the surface of the mast cell. So that’s all well and good. And it’s a wonderful drug.

But again, like most of our drugs and most of the drugs in the industry, it’s not a perfect drug. And the question is how can we possibly make it better? Well, I’m not going to get into lots of theoretical discussions here, but it turns out that people that have allergies have wildly different levels of IgE.

Some have huge levels. Some have relatively low levels. It doesn’t perfectly correlate with symptom scores. So it’s difficult to dose just from chemistry mass action. No matter how much you overdose with your therapeutic, you’re always going to have, you know, an off-rate. There’s going to be IgE around.

Also, the exact equilibrium between the purple and the blue determines the nature of the lattice that’s formed. And the nature of the lattice determines the half-life of the complex. So there’s a lot of complexities here. But the bottom line is that as far as Xolair goes, it can remove most of the IgE, but in many, many cases not enough to completely eliminate the symptoms.

So what can we do and what maybe could we learn from that to develop a better drug? So a lesson came certainly from Rituxan, which is an antibody of the CD20 that populates on many B-cells. Rituxan is an antibody, binds to CD20 on the surface of B-cells and through apoptotic and other ADCC types of complement mechanisms, leads to the destruction of the B-cells.

So, we thought is there anything that we can do that might be able to target the B-cell that produces IgE and destroys it so that it can never differentiate into a plasma cell and can never then secrete IgE in the first place. Wouldn’t possibly that be a really, really nice way to go?

Well, it turns out that — we had a little help — that when you follow the biology of this, this kind of precursor B-cell that will differentiate into a plasma cell that makes the IgE has a certain amount of IgE that through a differential splice has a membrane anchoring component.

So part of the IgE kind of gets trapped in the membrane of this cell because of this axon or two axons that splice in there that lock that IgE into the membrane. So what if we then made an antibody, not to this constant region of free IgE, but to this membrane-bound part that’s right there? And might such an antibody, like Rituxan for example, destroy this B-cell that’s then targeted to develop into an IgE-secreting plasma cell?

So we’ve done that. And here’s how the movie just characterizes that. Here’s our antibody we’ve developed, in olive or something. It binds. And through, as we know, apoptotic mechanisms and also ADC cell destruction, it blows up this cell.

This cell can never then differentiate. So there’s no IgE for the allergen to ever see.

So it’s a very clean, nice way of proceeding here. So obviously, all this starts in animals, and I’m going to show you a little bit of animal data right now that I think just speaks to the reasonableness of the theory and that we have some very encouraging results here.

Okay, so this is an experiment in animals where animals are immunized with a very potent allergen, in this case trinitrophenol-ovalbumin. And this induces a very powerful, it turns out, both IgE and IgG response. Again, IgE is bad. The IgG is potentially protective, and you want to spare that. And then, around 40 days after that, the animals were treated with this antibody that locks onto that membrane component of the IgE.

And then we asked after that treatment, what happens to IgE levels that are circulating? And what you can see very nicely here, here’s the treatment area. Here’s where the animals are treated with the control antibody, and it has very high levels of antigen-specific IgE in the black. But in red, the treatment animals, the IgE that’s specific to the ovalbumin plummets to baseline. There’s just, there’s no detectable, even with a very sensitive assay, Ig, none.

If you look then at the antigen-specific IgG, which is, again, a surrogate for kind of the protective type of an antibody, the kind of antibody you don’t want to compromise, as you would expect, because of the specificity of the treatment, there’s no difference. So the good kind of antibody is being produced. That’s fine because we’re not targeting the cell that differentiates down that IgG pathway. It’s specific to the IgE pathway.

And one last experiment that just speaks to that is well, we looked at free IgE. We got this great result that we’re all happy about. Can we actually demonstrate that that’s happening at the plasma blast cell. And if you look at the IgE-positive B-cell plasma blast, either with a control or the treated, you see a very dramatic reduction in the IgE lineage of those B-cells that produce IgE.

So that’s all great. And we’re very excited about that and plan to move that as aggressively as we can, with the hope and some expectation that we might be able to develop like a super Xolair that is as good as Xolair, but then we’ll be able to cover the patients for whom Xolair doesn’t work perfectly. So we’ll see.

So our pipeline, I’m going to say very little about this, because you’re going to hear an awful lot about it from Richard, Marc, Sue, and Hal, but just a couple highlights. We have 25 new molecular entities in clinical development, and we have approximately 60 phase 2 and phase 3 clinical trials underway, so a very deep, broad I think very promising pipeline. As I said, you’ll hear much more about that.

I’m going to say a little bit now about our culture. Something that we are kind of obsessed about all the time is the culture of the place. We ask ourselves what kind of employees do we want to have? What do we want them to be motivated by? What do we want them to be inspired by? And can we create an environment that kind of matches what these people are looking for? We are not a place that works for everybody. We don’t try to be. We don’t pretend to be. And that’s not a value judgment. It doesn’t mean that the other companies, the Pfizer’s, the Merck’s and the Lilly’s and everybody else, I’m not saying they’re not great companies; they’re different.

So we try to attract a type of person that’s curious, maybe a little irreverent at times, that really comes to work to help patients. And by taking the long view, I think there’s every alignment possible between that particular goal and long-term success, maybe not short-term success, but I do think it’s true for long-term success. So we spend a lot of time — this group up here — thinking about the culture and how we can always do better.

So it’s nice to see that effort paid off in external validations. Shown here are just a couple of surveys. Here’s the Fortune 100 Best Companies to Work For. It comes out every year. Genentech has been one of only two companies to rank in the top 10 every year since 2005 in the whole country. I note that not a single other biotech or pharma company has ranked in the top 20 at all since 2005, so we’re kind of an odd duck here.

I’m not going to say too much about the Science surveys. Richard’s going to touch on it. But the Science survey has run for the last seven years. It’s a very well-regarded survey, and Science Magazine’s asked what is the most respected, best company in the industry, and six out of the last seven years we’ve ranked number one. I’m very proud about that as well.

So there’s been a lot of news in the healthcare environment. Some of the stocks have gotten beaten up a little bit last week or so, and I want to talk about that. The drive for much of the debate has been the desire to expand insurance coverage to the now large uninsured population; I think it’s around 44, 47 million in the United States. And it’s easy to argue that this is a good thing for society and would likely enable broader access to Genentech medicines. The challenge is how to pay for the changes, among others. Today we have very few details of the proposed cost saving or efficiency programs, but they fall into two main categories. There are others, but the two main ones are plans such as advancing healthcare IT to pay for it. We believe this will likely have no or very little impact on Genentech directly. Other items such as the proposed follow-on biologics legislation that will have a direct impact but one that we believe we have really fully anticipated and built into our financial model. There were other suggestions in the recent Obama budget which we’ll continue to track closely, but as of now we believe we have generally limited or no impact. And to the extent that they do have an impact, we believe that they’ve been anticipated very well by our financial plan. And we’re going to talk a lot more about the various aspects of this, Ian in particular, and we’re happy to take questions during the Q&A about this.

A lot of news also on the patent front. Clearly, a lot of the large drug companies are facing patent expirations and falling off a cliff in some cases. If you look at just the amount of sales that will be lost, and you can find the analysis to biologically based medicines, Medco Health Solutions estimates that over the next eight years, biologics with combined sales of $34.2 billion are going to lose patent protections. And I think they’re a pretty good source of that.

We are generally well-positioned with respect to patent expirations as you can see on this slide. I won’t go through all of this. But at least through 2016, 2017, 2018 we think that we’re, I don’t want to say completely immune, that would be an overstatement, but we are largely immune from the patent expirations that are facing so many others in the industry. And I also want to take note here of last week’s positive Cabilly reexamination ruling which we were all very pleased to see.

So let me now talk a little bit about 2009, 2010, a few remarks longer term. I’d like to at this meeting talk about the milestones that shareholders should look to and expect at least some measures of success. These are certainly milestones that we believe if successful will drive the value of the business. And I’m not up here to tell you that all these things are going to work. That would be silly. Obviously, they’re not all going to work. But we have a very good track record. And I think the combination of how we approach the science and our great clinical development programs that we have are decision-making that’s always informed by a collection of people with great scientific and medical regulatory perspectives. I think that has served us very well. We designed wonderful Phase 1, Phase 2, Phase 3 clinical trials. I think you add it all up and it’s responsible for a lot of our success.

So, there are a lot of things on here that are near-term milestones. You’re going to hear a lot more about many of these over the next three and a half hours or so. Just to highlight a couple here, the Avastin C-08 study obviously is in the news, a very important conclusion that we’re anticipating for April next month now, only one month away plus through April 30th. Sometime in April we will know about this very likely. The Avastin first-line metastatic ovarian cancer interim analysis is another important trial. Lucentis is certainly a great drug for macular degeneration, and there’s promising early evidence that it might have a much broader realm of applications, and we’re going to take you through some of that.

So these are other things to be looking for. There are some important new molecules on this list as well. So it’s a great list. We’re very proud of it, and we’re looking forward to the results of every one of those.

Today David’s going to be reviewing our financial forecast with you in some detail with our EPS perspective pictured here. And as the other speakers are going to describe for you in detail, we work extremely hard to generate assumptions that underlie our forecast that we believe are appropriate and well balanced given the potential risks and the upsides that could affect our business.

And I want to just say that I personally stand behind the assumptions in the forecast as I know everybody up here does with me. We stand behind these forecasts in the 2008 financial plan, and we believe it is an appropriate model to use when thinking about the value of the company. And we would welcome a debate on this with anybody, anytime, anywhere with anybody, so here we are.

I want to just end with a comment about what drives most of the employees. I said a little bit about the culture of the company. But I think one of the things that really distinguishes us and that we strive for is just to make sure that everybody understands our commitment to the patient and that every one of our employees knows that we are here to serve the patients, be it those in research, development, manufacturing, support, commercial. And over Christmas I got a note emblematic of I think this understanding of what we’re all about. It was a handwritten note I received from someone in the commercial organization over Christmas. I barely know this person, but she wrote a nice long letter, and she wanted to thank me and tell me how proud she was to work for a company, as she put it, “whose moral compass is defined by the well-being of the patient.” And I can think of no greater testament to our mission than that.

So with that, let me thank you for your attention and introduce Richard Scheller. Thank you.

Financial Appendix

GAAP to Non-GAAP Reconciliation:

The Company uses non-GAAP historical measures and forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP historical measures and forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP historical measures and forecasts are useful for investors because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. Non-GAAP historical measures and forecasts have limitations because they do not include all items of income and expense that affect the Company and they are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP.

Historical non-GAAP measures:

Non-GAAP financial measures exclude the effects of: (i) recurring amortization charges related to the 1999 redemption of our common stock (Redemption) by Roche Holdings, Inc. (Roche) and our 2007 acquisition of Tanox (such Tanox charges are applicable to 2007 and 2008 only) of $198 million in 1999, $375 million in 2000, $322 million in 2001, $156 million in 2002, $154 million in 2003, $145 million in 2004, $123 million in 2005, $105 million in 2006, $132 million in 2007, and $172 million in 2008 on a pretax basis, (ii) costs incurred by the company on behalf of the Special Committee in connection with its review of the Roche proposal to acquire our outstanding shares (Roche Proposal), as well as legal costs incurred in defense of the Special Committee and/or its individual members in shareholder lawsuits filed in connection with the Roche Proposal totaling $14 million in 2008 on a pretax basis, (iii) the net litigation settlement related to the City of Hope (COH) judgment of ($300) million in 2008 on a pretax basis and additional costs accrued related to the COH contract dispute of $40 million on a pretax basis based on the status of negotiations between the parties on amounts owed for periods subsequent to the original court judgment rendered in 2002, (iv) litigation-related and similar special items for accrued interest and associated bond costs on the COH judgment, including accrued interest and costs related to obtaining a surety bond, and certain other litigation-related matters, in 2002 of $544 million; in 2003 of ($113) million including Amgen and Bayer litigation settlements (net of accrued interest and bond costs related to the COH judgment); in 2004 of $37 million including accrued interest and bond costs related to the COH judgment (net of a released accrual on a separate litigation matter); in 2005 of $58 million including accrued interest and bond costs related to the COH judgment and net amounts paid related to other litigation settlements; and in 2006 and 2007 of $54 million a pretax basis, (v) employee stock-based compensation expense of $309 million in 2006, $403 million in 2007, and $399 million in 2008 on a pretax basis, (vi) certain items related to our acquisition of Tanox, including a non-recurring charge of $77 million in 2007, a non-recurring gain pursuant to application of Emerging Issues Task Force (EITF) 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination,” (EITF 04-1) of ($121) million in 2007 on a pretax basis, a non-recurring asset impairment charge of $15 million in 2008 on a pretax basis, and recurring recognition of deferred royalty revenue of ($6) million in 2007 and ($15) million in 2008 on a pretax basis, (vii) the changes in fair value of certain derivatives recorded in “other income, net” of $10 million in 2001 on a pretax basis, (viii) costs related to the sale of inventory that was written up at the Redemption due to push-down accounting in 1999 and 2000 of $93 million on a pretax basis, (ix) charges in 1999 related to the Redemption and push-down accounting of $1,208 million and legal settlements of $230 million, (x) the related net income tax effects of excluding these items of ($325) million in 1999, ($127) million in 2000, ($64) million in 2001, ($280) million in 2002, ($16) million in 2003, ($73) million in 2004 and 2005, ($191) million in 2006, ($166) million in 2007, and ($109) million in 2008, and (xi) the cumulative effect of accounting changes, net of tax, of $58 million in 2000, $6 million in 2001 and $47 million in 2003. Please note that we did not adopt FAS 123R retrospectively.

The Company believes it is appropriate to exclude the effects of the Redemption-related charges; litigation-related and similar special items; the in-process R&D charge, recognition of deferred royalty revenue, asset impairment charges, recurring amortization of intangible assets and EITF 04-1 gain resulting from our acquisition of Tanox, Inc.; and charges associated with supporting the Special Committee because those amounts were the result of transactions that are unusual due to their nature, size or infrequency. The Company excludes the effects of employee stock-based compensation because of varying available valuation methodologies, subjective assumptions and the variety of award types; such exclusion facilitates both comparisons of the Company’s operating results to our peer companies and comparison of the Company’s financial results to any previous periods during which the Company’s equity-based awards were not required to be reflected on the Company’s income statements. Additionally, the Company excludes the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP net income and EPS.

Free Cash Flow:

For purposes of determining the Horizon 2010 goals, we forecast free cash flow as cash from ongoing operations less capital expenditures, and do not include in this goal items which we believe do not reflect our operational performance, such as litigation settlements, and trading portfolio changes. In order to determine progress toward the 2010 free cash flow goal through December 31, 2008, free cash flow was determined by “net cash from operating activities” less capital expenditures of $1,214 million in 2006, $977 million in 2007 and $751 million in 2008, the effect of changes in the trading portfolio of $29 million in 2006, $360 million in 2007, and $(82) million in 2008, and the after-tax effect of the payment in Q2 2008 related to the COH litigation settlement of $291 million. Capital expenditures for 2008 exclude a $200 million financing payment related to the construction of a manufacturing facility in Singapore that also reduced our 2008 free cash flow.

Richard Scheller, Ph.D., Executive Vice President, Research & Chief Scientific Officer:

Good morning. I grew up in Wisconsin, and looking outside and seeing all this snow is reminding me of all the shoveling I did when I was young, and I think maybe that’s why I’m getting a backache just thinking about it.

It’s our goal in research at Genentech to do great science, to translate that science into innovative therapies and to maintain a product portfolio that is extremely exciting for both patients and investors. I thought for those of you that do not have science backgrounds it would be fun to try and express how creativity and discoveries arise in science. And I like the quote in this respect from Max Perutz who was awarded the Nobel Prize in 1962 for the first atomic resolution structure of a protein. And he says, “Creativity in science, as in the arts, cannot be organized. It arises spontaneously from individual talent. Well-run laboratories can foster it, but hierarchical organization, inflexible bureaucratic rules and mounds of futile paperwork can kill it. Discoveries cannot be planned. They pop up like Puck in unexpected corners.” I won’t tell you how many people on the EC actually knew who Puck was, but just in case you don’t, it’s a mythical character that was in Shakespeare plays, half goat and half man. And Puck popped up at surprising times during the plays and created mischief and then disappeared. So a discovery is like Puck in a way.

So with this in mind, I’d like to take you through six slides on how we foster innovation in research at Genentech and how I think research at Genentech is unique in the industry. I’ll then discuss a couple of the more exciting oncology projects.

So I think you all realize that in the last 20 years the amount of information and the level of understanding of biological systems has increased extremely dramatically. And this is due to a large number of new technologies as well as a huge investment of dollars and people in the life sciences. The technologies are things like large-scale DNA sequencing, mouse genetic manipulation, RNAi technologies and so on. And there are individual companies that are founded on all of these technologies, but at Genentech we use all of these different technologies to do great biology. We’re not really dependent on any one. We’re actually experts in all of them. And as a result, there are a large number of biologically-plausible targets for a number of serious diseases that offer great promise for patients.

But in order to take advantage of this, Genentech really had to dramatically alter the composition of the research group over the last several years. So when I came to Genentech in 2001, over the first three years we turned over essentially one-third of the population of research, some of this, by the way, not voluntary. We then dramatically increased the number of people in research so that now 75 percent of the current scientists were not employed at Genentech in 2001. And I think this really sets us apart from a lot of companies who are extremely dynamic as new areas emerge and we pounce on these new areas and implement them into our programs very quickly.

Art mentioned the leadership at Genentech. I won’t go through the individuals. They’re shown on the top. Their names are in black. And we’ve gone into a number of new areas over the years as well which I don’t have time to go through in detail.

Now you might wonder if 75 percent of the people weren’t here in 2001, have we really maintained excellence in research at Genentech? And of course I think we have. But the external validation of that, I believe, was the 2008 science survey that Art mentioned, where we were again ranked number one by our peers and thousands of scientists and academia and industry around the world. And I was particularly gratified that the number one characteristic that they found that we have at Genentech is that we’re an innovative leader and that our leadership is moving the company in the right direction.

One of the other novel aspects of research at Genentech is our post-doc program. Ten percent of the people are post-docs. These are people who have received their Ph.D’s. They come from all over the world. And the goal of a post-doc at Genentech is to just do great science. It’s not necessarily translational science, basic science, to publish papers and then to go off and get a job and prosper. The post-doc program provides a steady flow of young scientists with diverse backgrounds to Genentech, helps keep the basic science group intellectually vibrant, technically current. Post-doc research can define new targets and technologies that put us ahead of the pack. VEGF, for example, the target of Avastin, was discovered largely as a set of post-doc projects.

In addition to the references which Art went through, I monitor the number of papers that we publish in high-quality journals like Science, Nature and Cell, and I think you can see that in the later years there’s an increasing trend for publishing a lot of papers in those great journals. And you’ll hear about one of these stories from Marc in his talk.

I think that you all know that about 2005 we made a move into small-molecule drug discovery. And we believe that the number-one advantage that Genentech provides to the small-molecule drug discovery is the close integration with the biologists which results in very robust target validation and rigorous therapeutic index determination.

We hired a number of very experienced medicinal chemists including Mike Varney, who’s the SVP of small molecule drug discovery, and Bruce Roth. Between just these two scientists they have 50 years of successful drug discovery experience, Bruce, for example, being the inventor of Lipitor. And we asked these people to design a novel program from the ground up, putting aside all of the things that they were frustrated about in their previous companies and innovating. For example, bringing a structure-based design to the desktop of every chemist in research at Genentech. They’re doing a terrific job. We have seven molecules that are currently in phase 1 or phase 2. Three of these molecules were in-licensed. Four of the molecules were made at Genentech. And Sue Hellmann will talk to you about one of those molecules, the Hedgehog inhibitor.

We’re also very proud of the decision-making at Genentech which we feel is another unique attribute. This is a photograph of the Research Review Committee in action, the body that governs research at Genentech. Of course the research vice presidents are involved, but we have very close interactions with the clinical group as well. You can see Hal Barron, the Chief Medical Officer, Sue Hellmann, President of Product Development. And I think I’m probably safe in saying that there’s certainly no biotech or drug company our size where the chairman and CEO attends the Research Review Committee meetings. So I think you can feel safe that the decision-making around our pipeline is made by a really qualified set of individuals. And the cross-functional fertilization, as Art said, the free debate, the open culture I think fosters terrific decision-making.

Our historical and projected IND submissions will be discussed here. But it’s first of all very important to say that we aspire to best-in-class and first-in-class molecules. If a team comes to us and asks to move a molecule into development but they don’t have a plan to assure us that there’s a chance that it will be either the first- or best-in-class, we send them back to the drawing board. We just don’t do me-too work. It just doesn’t move forward at Genentech.

You can see the actual IND filings to date shown here. Our projections, our forecast suggests that we may file up to 37 INDs in the horizon 2010 period between 2006 and 2010. We have approximately increased the number of FTEs in research from the 1990s by about two-and-a half-fold. But as you can see here, we project to increase the number of INDs by about threefold. So we believe we continue to increase our productivity as well.

What I’d like to do now is switch to a couple of science projects that I hope you’ll find fun. The oncology roadmap is a continuing guide for our broad approach to attempting to conquer cancer. We’ve divided this up into three areas: targeting angiogenesis, which Sue and I will talk about, targeting pathways of life, growth and death, which I’ll talk about, and targeting antibody drug conjugates, which again Sue will talk about.

Recently we moved into two new areas: tumor stem cells and tumor immunology, which I won’t have time to discuss today.

One of my favorite molecules is the molecule called [EGF-Like-7]. This is a vascular-specific molecule with a very unique expression pattern. You can see on the left the marker of blood vessels in green. In the normal mammary gland there is no or very little EGF-Like-7. However, in the breast tumor shown in the middle you can see in the red that the EGF-Like-7 overlaps with the blood vessels. EGF-Like-7 is an extracellular matrix molecule. The extracellular matrix is a little bit like the mortar that holds bricks together. So if the cells were bricks, the extracellular matrix is the mortar between the bricks. If we treat a breast tumor with Avastin, an anti-VEGF, you can see in the top panel on the right that the vasculature is disrupted. However, the EGF-Like-7 is left behind in the extracellular matrix. If a tumor escapes from Avastin or if we stop treating with Avastin, the blood vessel growth follows the railroad tracks of the EGF-Like-7 that’s left behind. So the idea was if we could make a molecule that bound EGF-Like-7, it might block the blood vessel re-growth and help stimulate or enhance the activity of Avastin.

And shown in a lung cancer animal model here, that’s the case. You see in the purple the EGF-Like-7 which has essentially no effect on these tumors. We’ve picked a tumor that moderately responds to anti-VEGF which is shown in the red. However, if you combine anti-VEGF and anti-EGF-Like7, you can see the dramatic enhancement of the activity of VEGF. And actually many of the tumors disappeared completely. I will be submitting the IND on this molecule in a couple of weeks, and we’re very excited about it.

The other area that I’ll cover is apoptosis or programmed cell death. Apoptosis is important for the development and maintenance of tissues. Apoptosis is really like cells that commit suicide from the inside out. Cells control themselves as to whether they live or die. And apoptosis is evaded through certain genetic changes in cancer cells.

One of the receptors that we’re studying is called a death receptor for reasons that you’ll see. It’s called DR5. And when DR5 is activated by its ligand, Apo2L or an antibody, the death program is triggered. So the movie here will show you apoptosis. When Apo2L is added to these cancer cells, which are in culture, they undergo apoptosis. So watch the cell there. The cell was nice and flat and healthy. But when you add the ligand, DR5 is activated and that triggers a set of internal proteases which chew up the cell, the membrane blebs, and I can assure you that cell is a goner.

So we understand a lot about the pathway whereby apoptosis is generated. I of course don’t have time to go through this biochemical pathway. Genentech scientists were involved in elucidating many of the aspects of this pathway. We’re targeting apoptosis in cancer cells at three points within this biochemical pathway, both through a program with Apo2L and Apomab which trigger DR5 activation with an antagonist to IAP. And because of our expertise in this pathway, we were able to establish a collaboration with

Abbott Labs antagonizing another molecule called Bcl-2. I’ll show you some evidence for single-agent clinical activity with Abbott-263 in the phase 1 study of lymphoid tumors. The radiographic solid tumor regression was observed in 11 of 23 patients. You can see in a patient down below there’s a very large 15-centimeter abdominal tumor that was reduced by 99 percent after Cycle 8. And you can see on the right, an arm of a 48-year-old male with natural killer T-cell lymphoma, and that tumor was reduced by 75 percent after Cycle 2. So we’re very excited about taking this molecule into further studies. It’s of course amazing to see this activity already in phase 1.

So I’ll stop there. I’m out of time and I will introduce Marc Tessier -Lavigne. And Marc will tell you about our emerging neuroscience program, he’ll tell you about his new theory of Azheimer’s Disease. This is a discovery that I wish I had made. But since I didn’t, I can talk with a little more enthusiasm than Marc, who’s modest.

I personally think that this is the most important discovery made in Alzheimer’s disease in the last 20 years, maybe ever, so pay attention. Marc. Thank you.

Marc Tessier-Lavigne, Ph.D., Executive Vice President, Research Drug Discovery:

Well, thank you very much. Art and Richard have introduced our programs in oncology and immunology, which remain a major focus. But over the past several years, as you’ve heard, as our business and resources have grown, and, as we assure ourselves that we were fully invested in oncology and immunology, we decided to expand into additional therapeutic areas because of the opportunities we see there and, also, to compound our growth potential.

In choosing areas of focus, we of course went for areas of high unmet medical need. But we also sought out areas where the science was breaking open in a big way and where felt we had an edge so we could apply the same industry-beating approach to those areas. And this led us to focus on two areas in particular, which Art mentioned, infectious disease and neuroscience because of the need, the scientific breakthroughs, and the edge that are listed in the table shown here.

And, in the interest of time, I’m going to focus just on neuroscience where there are lots of scientific breakthroughs occurring right now and where we feel we have an edge because of the leadership. Richard and I are both neuroscientists. And we were fortunate to be able to recruit last year a distinguished neuroscientist, Morgan Sheng, from M.I.T., to round out the management team.

Now, I don’t need to remind you of the huge, unmet need in neurological and psychiatric disease that’s illustrated on this slide. Many of the millions of people who suffer from these diseases are poorly served by existing medicines; and many are not served at all. We’ve initiated programs in many of these indications.

But today I just want to focus on one of them, Alzheimer’s Disease, to illustrate how, when we decide to enter an area, we enter in full force with the aim of making a difference very rapidly. Alzheimer’s Disease, as you know, afflicts close to 5 million patients in the U.S. alone. And the number is growing because of the ageing of the population; yet, there are no disease-modifying medicines available.

At a pathophysiological level, there are two features of the brains of Alzheimer’s patients that I would like to focus on that are relevant to my talk. The first is that the brains of Alzheimer’s patients are full of so-called plaques, as shown in the micrograph on the far right in the panel. These are made up of fibrils of a small protein fragment called Aß, which I’ll be discussing in some detail.

In addition, as you can see in the micrographs to the left, there’s massive amounts of nerve cell death and degeneration of nerve fibers which results in shrinkage of the brain, as you can see. Now, an established bad actor in Alzheimer’s Disease is a protein called APP, which stands for amyloid precursor protein. You can see in the bottom right a cartoon of the APP protein sitting in the membrane of the nerve cell.

We know it’s a bad actor because mutations in APP predispose to Alzheimer’s Disease. In fact, they can cause early onset forms of the disease where patients present with symptoms in their 30s and 40s rather than in their 70s and 80s, as occurs more typically. We’ve known that APP is causally involved in the disease for close to 20 years now. Yet, the precise role of APP and Alzheimer’s Disease remains rather mysterious.

Now, a prominent theory in the field, the conventional theory, if you will, focuses on this Aß protein fragment which makes up the amyloid plaques. Aß, in turns out, derives from this longer APP protein. And the cartoon in the bottom shows you how Aß derives from the longer, precursor protein. So the APP protein gets chopped up, as shown here on this movie. A famous enzyme called beta-secretase does a first cleavage. Then there’s a second cleavage by gamma-secretase, releasing the Aß peptide, which is prone to aggregate and form the plaques in Alzheimer’s brains.

Now, the Aß theory, the Aß hypothesis, holds that the causal neurotoxic substance in Alzheimer’s Disease is Aß. There are variations on this theme. Some people focus on Aß by itself. Some people focus on the highly aggregated plaque. Most people these days actually focus on something in between, small aggregates of Aß.

But, regardless, the theory is that Aß, or aggregates of Aß, are toxic and causal in the disease. And there’s preclinical evidence to support this theory. Aggregated Aß can be neurotoxic to nerve cells in mice. And if you deplete Aß from the brains of animal models, you can ameliorate the disease progression. And this has led to the therapeutic approach of administering antibodies to Aß peripherally, which then sucks the Aß out of the brains of patients.

Now, the — although there’s preclinical evidence to support this theory, I think it’s fair to say that the clinical data to date have been equivocal. Hal Barron will discuss them in some detail. So the precise role of Aß in the initiation and progression of Alzheimer’s Disease remains uncertain.

We believe that, to the extent that Aß contributes, if we’re going to make a difference by targeting it, we will need the most efficacious antibody and the safest one to drive a high therapeutic index. And so our approach has been, in this space, to focus on a best-in-class approach. We’re collaborating with AC Immune on developing an antibody that’s optimized along the efficacy and the safety axes. And, again, Hal Barron will discuss this in some detail.

What I want to do, however, is to discuss the recent evidence that we’ve obtained that Aß may not be the only part of the APP molecule that we should focus on. So I’m going to stop focusing on Aß. And, instead, I’m going to focus on another part of the APP molecule at its front end, where we’ve discovered that there’s an additional cleavage that releases a fragment that we call N-APP and which, as I will try to convince you, also participates in neural degeneration.

Now, as Richard mentioned, we published this discovery two weeks ago in “Nature.” And what this does is — this theory does is really to turn our current understanding of Alzheimer’s on its head because we’re focusing on a different part of the APP molecule. What we’ve discovered is that APP is actually involved in a normal physiological mechanism of nerve cell self-destruction that’s used in the embryo to prune nerve cells and nerve fibers. During embryonic development in the embryo and fetus, nerve cells are made in excess, and nerve fibers are made in excess. And so the embryo has to prune all the unwanted nerve cells and nerve fibers. There are very powerful mechanisms to do that.

And what we’ve discovered is that APP plays a central role in this pruning process in the embryo. We discovered this as part of our ongoing studies of mechanisms of embryonic pruning. We were studying this because we thought it might be relevant either to injury or disease in the adult. We didn’t know in advance that it would be relevant to Alzheimer’s itself. And I’d like to highlight also that this came out of a postdoctoral project, highlighting again the importance we see of the postdoctoral program which Richard described.

So what we propose is that this normal physiological mechanism of pruning is actually abnormally activated in Alzheimer’s Disease, that it’s hijacked by the disease. It explains why APP is so central to Alzheimer’s. And, also, as I’ll describe, it identifies multiple new therapeutic targets.

So let me walk you through then how we discovered this pruning mechanism first in the embryo. And, again, as I said, we were studying the normal pruning and death of nerve cells that occurs that as a part of normal development. We can model this in a Petri dish in vitro by growing nerve cells together with growth factors that keep them alive and make them prosper.

So if you look at the micrograph on the left, the green fibers there are healthy — those are healthy neurofibers that are being supported by growth factors, trophic factors. But they’re highly dependent on those. So if we deprive them, as you see on the panel to the right, the nerve cells very rapidly will degenerate over 24 hours. What you see there is what’s left — the remnants of the nerve cells — 24 hours after trophic factor deprivation. So they commit suicide.

Now, in studying this process of nerve cell suicide, we notice that the cellular changes that are occurring are very reminiscent of the apoptotic changes that Richard showed you in that movie of a cancer cell self-destructing. And you’ll recall that Richard showed you that you could trigger the same apoptotic program in the cancer cell by activating a receptor called DR5, death receptor 5, which was activated by a ligand, Apo2L.

And so we wondered, are any relatives of DR5 involved in this process in nerve cells. So we looked at the extended family of relatives of DR5. There are 28 genes in the genome that code for relatives of DR5. And, sure enough, we found that one of them, death receptor 6, which is illustrated in this cartoon, is actually highly expressed by nerve cells that are prone to suicide, like the nerve cells on the left in that panel.

So, of course, we wanted to know, is DR6 actually causally involved in this nerve cell suicide. So we generated an antibody that can block DR6 function. And we simply asked, when we deprive the nerve cells of trophic factor, and they try to commit suicide, if we add the antibody, will that block the degeneration. And the answer is yes, as shown in this micrograph here.

So let me just show you a movie of the degeneration of the nerve fibers and protection by DR6 in the next slide here. What we have are two parallel cultures of nerve cells. At the beginning of the movie we’re going to take away the trophic support, NGF, and the nerve cells are going to try to commit suicide. On the left, they’re unprotected; so the suicide will proceed. On the right, we’ve added the antibody to DR6 so that I can show its protective effect.

So let’s start the movie now. We’re going to follow the fibers for about 12 hours. Of course, the movie is accelerated. And look on the left. Initially, everything is fine. But very rapidly the nerve cells start to bleb. I hope you can see all of the blebbing very extensively. In fact, that immediately attracts scavenger cells that come and clear the debris from the dying nerve cells. If you look on the right, you can see that the antibody to DR6 has protected the nerve fibers.

So DR6 is involved in this degenerative process. And blocking it can block the degeneration. Now, DR6 as a receptor . . . we wanted to know what activates this receptor. And I won’t walk you through all the experiments. Again, they were published in that paper. But we convinced ourselves that there was something very interesting happening, that the ligand that activates DR6 is actually made by the nerve cells themselves. So here’s a cartoon of this. The nerve cell has on its surface not just DR6, this receptor that triggers degeneration. It also has the ligand that activates DR6, which is shown in green.

Now, when the nerve cell is healthy, when it has trophic support, the ligand is inactive. And the way it gets activated when you take away trophic factor is that it gets clipped. And part of it will then fly off and activate DR6, triggering degeneration. This is a remarkable mechanism. Obviously, it’s a suicide mechanism with a suicide loop where you have the activator and the receptor; and the activator gets activated to trigger the process.

Well, of course, we next wanted to identify this ligand at a molecular level. And so we started looking for candidates. And we thought, what about the APP protein. After all, it has many properties that smell right. It’s in the right place at the right time. It’s on the surface of the nerve fibers. It can be clipped and released. We know that from lots of studies. And, finally, it’s tied to neural degeneration through its links to Alzheimer’s Disease.

And, to cut a long story short, we showed that the ligand that activates DR6 is indeed this APP protein, the bad actor in Alzheimer’s Disease. How it works is actually quite interesting. I’d like to blow up that region of the nerve cell membrane on the next slide. So, again, what I’ve told you is that nerve cell has the receptor DR6, and it has the ligand APP sitting side by side. But the APP is inactive when it’s in its full-length form.

But when you take away trophic factor, and the nerve cell initiates the suicide program, what happens is that the beta-secretase enzyme comes along and cleaves it. And then there’s a second cleavage that release the N-APP fragment, which then binds DR6 and triggers degeneration. At a biochemical level, we established that all these steps occur.

What I’d like to convince you of in the slide is that this theory is correct. So let’s look at two predictions of this theory. A first prediction is that if you take healthy fibers, if you add this N-APP fragment to them that it should trigger degeneration; it should be neurotoxic. A second prediction is that we should be able also to do the opposite: if you take nerve fibers that have been deprived of growth factors so they undergo this normal suicide program, if N-APP is actually involved, then if we block it with an antibody, we should be able to block the degeneration.

So let’s walk through those two predictions. Let’s take some healthy nerve fibers. And now let’s add the N-APP fragment. Sure enough, it triggers degeneration; it’s neurotoxic. Let’s now do the opposite: let’s take nerve cells that have been deprived of trophic support. You can see they degenerate, as I’ve shown you in many other slides. If this N-APP fragment is involved in this degeneration, then if we use an antibody that targets it, we should be able to block the degeneration. And, sure enough, as you can see here, we can block the degeneration. So these data together support this model.

We went one step further. We were able to identify downstream of activated DR6 in the nerve cell part of the biochemical pathway that’s involved in dismantling the nerve cells. And it turns out to involve a protein called caspase-6, which I want to tell you about, because, as you’ll see, it’s actually linked to Alzheimer’s Disease. So here are embryonic nerve fibers that have been deprived. They’ve degenerated. There’s very little of them left. Let’s block caspase-6. As you can see, we can rescue the nerve fibers. So our model together is that this N-APP fragment binds DR6, activates caspase-6, which then triggers degeneration.

Now, what’s exciting about this is that, after we established that this mechanism operates in the pruning of nerve cells and nerve fibers in the embryo, we were heartened to find that all of the components of this pathway are actually tied to Alzheimer’s Disease. So DR6, this receptor, is expressed not just by embryonic nerve cells but also by adult nerve cells. In particular, it’s enriched in the nerve cells that are particularly vulnerable in Alzheimer’s Disease, those that are involved in memory circuits.

This N-APP fragment has been previously shown to be present in the Alzheimer’s brain, but it’s been largely ignored. And, most excitingly, this caspase-6 protein has been implicated over the past several years in Alzheimer’s Disease because it’s not only present but it’s activated. And its degree of activation correlates with the progression of the disease. So for all of these reasons the pathway is there and appears to be activated. And we believe that it’s a very exciting target for therapeutic intervention.

So in this way, we’ve identified a number of novel therapeutic targets: DR6, N-APP, components of the signaling pathway such as caspase-6. We have novel [IP] on components of the pathway and drug discovery projects progressing on all of them.

Just stepping back a little, I’ve told you about two mechanisms, the Aß hypothesis or mechanism, and the N-APP DR6 mechanism. And we believe that we’re well-positioned, whatever the relative contributions of these two mechanisms, by virtue of having a best-in-class antibody on the Aß theory and by leading on the N-APP DR6 theory.

So let me close with just a few remarks about the overall research organization. I hope Richard has convinced you that we’ve organized research and scaled it to remain an industry leader in innovation and to maximize our long-term growth potential. I gave you a very detailed example of our work on Alzheimer’s Disease to illustrate the approach that we use in all of our research programs.

And I’d like to make just a few points; first, that the culture at Genentech enables us to recruit the best scientists in the world. We believe that’s unparalleled in the industry. We pursue a deep understanding of basic and disease mechanisms in all of our projects to guide our drug discovery efforts. This is enhanced by the postdoc program, as well as by collaborations within research. Our work on DR6 was dramatically accelerated by all of the work on apoptosis done in other areas.

And it gives us multiple competitive edges compared to the rest of the industry. We’re a leader in identifying new targets. I’ve described this for DR6 and N-APP. And this has been mentioned previously for VEGF. Even for existing mechanisms, or mechanisms identified by others, we believe that our deep science allows better prioritization and an increased probability of success. And we believe that it helps underlie our increase success over the rest of the industry as Sue Hellman will describe. And, finally, it makes us an attractive partner for in-licensing opportunities; both companies like AC Immune, and large companies like Abbott that Richard mentioned are eager to collaborate with us.

So for all these reasons we believe that research is perfectly positioned to help fuel the continued growth of our pipeline and the generation of breakthrough medicines and to deliver increasing shareholder value, not just in the next five or 10 years but, indeed, in the very long term. So, with that, I’d like to close and introduce Sue Hellmann.

Susan Desmond-Hellmann, M.D., M.P.H., President, Product Development:

Thank you, Marc. And good morning, everyone. Now, for some clinical science. My slides come up — there I am. There I am. So one of the great thrills of being at Genentech is working with people like Art, Richard, and Marc and taking the discoveries from research into the clinic.

My first slide shows the approach that we take to development to build this pipeline of first-in-class and best-in-class projects. I’m not going to spend a lot of time on this slide because you’ve heard many times from us about our approach to drug development. But I wanted to point out a couple of things that I do think are special about our approach.

When we start phase I, folks like Hal and I already have a great working knowledge of the molecule, the biology, the science. So literally from day one in the clinic, we’re focused on how to translate that science to the benefit of patients. We start very quickly to ask questions about, is this molecule doing what we expect it to do. Is the science and the promise of the science, like what you’ve just heard from Marc, going to help patients? And, very importantly, is there any evidence we’re going to hurt patients? Safety is most important for us. We start looking for a diagnostic as early as possible. And that’s a key part of our phase II projects where we have a high bar for progression.

In phase III, we’re starting to look very quickly at whether we’ll have meaningful clinical benefit and gather data that serves us well versus the competition. And in phase IV, we have a long history, starting with growth hormone, of using patient registries to ask and answer the kinds of questions that are most important to FDA and others today in drug safety. We’ve most recently done that in the case with Raptiva in PML. But we have a long track record of quickly identifying safety issues when they’re present and making sure we maximize patient benefit versus patient risk.

The good news is that this rigorous approach has translated into a higher overall success rate in our pipeline when compared to the rest of the industry. If you look at all the molecules that entered from research into clinical trials between 1990 and 2004, 40 percent of those molecules were eventually approved, a success rate that exceeds industry. And it even exceeds other biotech companies.

I’ll point out just one of the factors in this, phase III, where a Genentech success rate of 73 percent versus 64 percent has been a key part of our success. I want to take a minute to talk about our planning process that we have within my group. I’m accountable for looking at our likelihood of success, our PTS, our probability of technical success. And we use a very rigorous process. For projects that are in the clinic, we depend on our experts. It’s a bottoms-up process. We ask the research scientists, clinicians, experts in regulatory areas and manufacturing to weigh in: how likely is it that this molecule will succeed? What are our odds of succeeding? And we use that rigorous process and frequently update that for molecules that are in the clinic.

For molecules that are not yet in the clinic we need a planning process that can take us out into the 2015, 2020, and into the future. And for those molecules we use a modeling process; so, again, a very rigorous process, using all of our expert input and very heavily depending on historical rates, like those shown on this slide; but also using benchmarking. What’s the latest on how FDA is looking at things? How do we take into account drug safety, patient enrollment rates, and our ability to succeed overall in the project? So I am very confident that what we’ve put in our model and the process we use for likelihood of success is very rigorous and overseen over the years as something that we update and I think is part of why we’re successful, the rigor we use in this process.

So one of the most exciting things for me in 2009 is we get a lot of data. We’ll expect data in 2009 on five new molecular entities and more than 15 line extensions in 2009. You can see on this slide that we’ll get this information, virtually every quarter of this year is action-packed. And the second half of the year is particularly heavily weighed towards some of our new molecules, including the first randomized control trials for our two apoptotic molecules, Apomab and Apo2 ligand/TRAIL.

I’m going to start my comments with Avastin and focus particularly on three of the key events that we could see in 2009 in adjuvant, prostate cancer and ovarian cancer. So let’s start with C-08. I started by asking myself, what can I say about C-08 that all of you haven’t already asked myself or my colleagues. But I’m going to try. So, as you all know, C-08 is an open-label trial that’s designed to detect a reduction in the likelihood of disease recurrence or death — in other words, disease-free survival — among patients receiving Avastin plus chemotherapy versus chemotherapy alone. So this is 2,710 patients who are stratified and randomized to today’s best chemotherapy, FOLFOX6, or that chemotherapy plus Avastin.

Patients are followed every three months for two years, every six months for three years, and then annually thereafter. And disease-free survival is measured by recurrence, a second primary cancer, or death from any cause. I’m cautiously optimistic about C-08. And this slide outlines seven reasons why the C-08 trial could be positive. We’ve carried out at Genentech in both xenograft and genetic models 20 years of research on the biology of VEGF. And that research informs us that early-stage tumors are more dependent on VEGF than more advanced, heavily pretreated tumors. All tumors need a supportive vasculature to progress beyond a few millimeters. We also know that VEGF is the critical angiogenic factor early on. As tumors advance, other angiogenic factors do seem to come up.

What’s shown on this slide is a small study, 81 patients. But it is potentially on point, although small, because this is a study that looked at patients who, in fact, did have colon cancer and underwent resection that was intended to be curative. What the study demonstrated is that the serum VEGF levels measured by ELISA were the strongest predictor of outcome in these patients who had been treated for colon cancer with surgical resection.

We know from clinical data, our own clinical data, that Avastin works better when given earlier in disease progression. So this is true in the case of metastatic colon cancer, where if you look at the hazard ratio, the magnitude of the difference in the hazard ratio, 0.66, was greater when we used Avastin first-line than the hazard line in second-line, 0.75. This was also shown when we used Avastin second- and third-line with Xeloda for breast cancer in a study that was negative as compared to the most recent RIBBON data that showed that Avastin did help when given first-line in metastatic breast cancer.

We’ve tested Avastin with the chemotherapies used in C-08. And we know that Avastin potentiates those chemotherapies. So the FOLFOX is a good background for the use of Avastin. And in many cases, activity in the metastatic setting for chemotherapies has translated into positive outcomes in the adjuvant setting. A key exception to this is CPT-11, or irinotecan, where trials were negative in the adjuvant setting perhaps because of safety issues.

And we know in the U.S. trials specifically, that early hazard given safety, specifically treatment-related mortality, was potentially a reason for that trial failing, as well as twice as many patients dropping out for toxicity in the CPT-11 arm.

The C-08 trial is powered and designed to deliver a similar improvement to standard of care as compared to other colon cancer trials. So the trials that are shown on this slide were the basis for how we planned the C-08 trial. The MOSAIC and NSABP C-07 trials established oxaliplatin as the gold standard for treatment in the adjuvant setting. These trials both had hazard ratios that are shown on this slide of 0.77 and 0.80 that demonstrated benefit above and beyond the standard of care, 5FU/leucovorin.

The Xeloda trial was a non-inferiority study, but also demonstrated a hazard ratio that was 0.87 with a p-value of 0.05. When we looked at NSABP C-08 — and I want to emphasize that this table represents an illustration of the results we could see — the trial was powered knowing full well that the outcomes of these prior trials put a relatively high bar for the control, estimated in the study at 76.5 percent so that making a difference of somewhere ranging 3.1 to 5.3 percent we could expect a hazard ratio ranging from 0.75 to 0.85; again, well within what’s been seen in the past in successful prior adjuvant trials in colon cancer.

Well, we actually do know something about the C-08 trial. Carmen Allegra presented these data at ASCO in 2008 on behalf of the NSABP. These trial results were reassuring. The Avastin safety results showed that the maximum grade of adverse events by treatment arm in the first 18 months after randomization did, in fact, show some slight increase in the Avastin-treated arm. Very importantly, the grade IV and grade V events were not much different in the Avastin-treated patients, giving us some confidence that, in fact, the medicine was reasonably well-tolerated in these patients for whom safety is one of the critical events.

Now, I know from some of the SEC filing information from Roche that you might have some questions about the approvability of C-08 as a single trial. So I wanted to share with you today the wording from the FDA response to Genentech about this trial that we received on July the 20th, 2004. The FDA agreed that if the NSABP C-08 trial meets its stated objectives for the statistical analysis plan, it would support an approval of Avastin in combination with IV 5FU and oxaliplatin in the adjuvant treatment of patients with resected stage III colon cancer. So we think that’s very clear feedback consistent with our planning that this study would be adequate for approval if it meets the statistical analysis plan.

Next I want to turn my attention from the likelihood of success of the C-O8 trial to talking about our timelines for the adjuvant therapy programs that we have for Avastin. And so I want to spend a couple of minutes on this slide, because I think it’s an important slide. This slide shows our historical outcomes for Phase III oncology studies.

So let me start by saying it’s a really great track record. 15 of 19 trials conducted in oncology by Genentech between 2003 and now were positive, 79 percent. Of these 19, 12 were stopped at an interim analysis and 11 of those were positive. Of the 7 that went to a final analysis, four were positive or 57 percent. What we learned at Genentech is our conservative planning, putting in our models, the very latest date that a study could be positive didn’t serve us well. We had to scramble for manufacturing and in my own case, for the first time in my career, I had to talk about would we have enough product for patients?

Given our focus on patient benefit, we were very concerned that we needed to improve our planning process, incorporating interim analysis as a potential outcome for the study. So last spring, we started our normal annual planning process and in doing so, we updated our timelines for the Avastin adjuvant program, knowing that in fact that 12 of those 19 studies had been stopped at an interim analysis.

So using a very rigorous set of planning statistics with our statisticians, our regulatory experts and our clinicians, we went through four of the trials that are shown on this slide: BEATRICE, BETH and ECOG 5103 in breast cancer and 1505 in lung cancer. This planning process incorporated the potentially earliest possible dates of any interim analysis. The final analysis date, and then using what we thought the data safety monitoring board would have as data, what was the, in fact, most likely date for an interim analysis.

As one example, the ECOG 1505 trial had as its potential earliest date a 2011 date, and as a final date based on patient enrollment, as late as, 2015 or 2016. Based on all our best information, the date that we put in our financial model was Q4 2014. We used a very similar process weighing the earliest possible date and the final date for all the studies that we had to do the planning for and put this in our planning estimates, actually before Roche made any proposal for a merger with Genentech.

Just wanted to provide you an update on these dates. We now know that, in fact, based on enrollment that has exceeded our expectations, that in the ECOG 1505 trial, this trial could come in a year earlier based on accelerated enrollment, now about 30 patients per month, and 5103 could come in two quarters earlier from these dates. So we’ll be updating these as we normally do as part of our planning process.

Now turning from the adjuvant therapy to the metastatic therapy, we know that Avastin is active in metastatic ovarian cancer, and I like the quote from Stan Kay’s editorial in the JCO. He titled his editorial, “Bevacizumab for the Treatment of Epithelial Ovarian Cancer: Will This Be Its Finest Hour?”

Avastin looks active in ovarian cancer, and you can see on this slide of a patient who has ascites commonly associated with ovarian cancer that even single-agent Avastin can have really quite remarkable impact on ovarian cancer, with overall response rates of 16 and 21 percent. We’ve been concerned about bowel perforations and I’m reassured by the first-line ovarian cancer studies that have been done, non-controlled, non-randomized, but very importantly, allowed us to look at 78 and 74 percent response rate, but tolerable safety profile when used in the first-line setting.

So I’m very happy to tell you that in our Avastin ovarian development program, we now think we’ll have the first-line data in the second half of this year. We should get this update this spring but our current planning assumption is that as early as July, we may actually have the data on GOG218, our first front-line randomized study with Avastin and ovarian cancer. And as you can see on this slide, we have a very broad program in this area I’m very excited about for Avastin.

We have less information in prostate cancer, but also potential information in 2009 with interim analysis in Q2 and Q4 for this study. The data we do have is promising, but uncontrolled, and one of the two Phase II studies is shown on this slide. Our trial is a survival trial, a randomized, controlled trial where Avastin is compared to placebo on a background of Docetaxel and Prednisone.

Now let me turn from Avastin to the rest of our development pipeline, and one of the things that I’m happy about is we now have three new molecular entities that are in pivotal trials in oncology. And I’m going to talk through those three molecules now, starting with T-DM1, or Trastuzumab-DM1. This molecule has clearly exceeded our expectations.

The data shown on this slide are from Phase II study in HER2-positive metastatic breast cancer patients and provided proof of concept that even in heavily pretreated patients, we can see a tumor response, including in patients with lapatinib and most strikingly in patients who have central HER2 testing with FISH or IHC3 positive. You can see no matter which column you look at, overall objective response or confirmed objective response ranging from 30 to 50 percent — very solid response data that has us and investigators very excited about this molecule.

Because of these promising results, we’ve gone to a very fast and broad program with T-DM1 in multiple lines of therapy. I can tell you happily that the 99th patient should be enrolled this morning in our third-line treatment program, so we’ll complete enrollment in the third-line treatment ahead of schedule. We also have a Phase III program in second-line that’s a randomized control trial, and based on how positive the therapeutic index has been for this program, we’re now discussing potential adjuvant therapy trials with T-DM1.

Following this, Genentech has more than 30 active antibody drug conjugates in several stages of development and in multiple tumor types. This is difficult: making a therapeutic index that works for armed antibodies is something we’re applying all our best science to and we intend to pursue this with the kind of rigor you’ve seen us with T-DM1 should we see promising therapeutic indices.

Now turning to Pertuzumab, one of the things I wanted to emphasize on this slide — we’ve talked about the first-line HER2-positive metastatic breast cancer in the past, but the new news is we’ve made a go decision for platinum-resistant ovarian cancer. We’ve talked before also about lung cancer and we’re in preparation for a Phase II non-small-cell lung cancer project with Pertuzumab as well.

The breast cancer data was really exciting, as presented by Jose Basalga at ASCO last year. What was important about this is with Herceptin and Pertuzumab alone in refractory patients, Jose observed a 7.6 percent complete response rate and one of those complete responses is shown on this slide, with total regression of the tumor. Based on this promising data, we’re moving to Phase III.

So what about ovarian cancer? Well, this is one of the cancers where our hard work on biomarkers, I think, is paying off. In this Phase II study of platinum-resistant ovarian cancer patients, we saw an extremely promising hazard ratio while retrospective, a 0.32, a remarkable difference in the patients treated with Pertuzumab versus Gemcitabine alone when selected with a HER3 biomarker. We intend to take the HER3 biomarker forward into Phase III trials and this will be our first Phase III trial with a biomarker since Herceptin.

Now turning to the Hedgehog pathway, the Hedgehog pathway is critical in development and the biology here has really informed us. As Richard mentioned, one of the keys to our small molecule programs and this is one of them, is a deep, deep understanding of the biology. We know about the biology in mutationally driven tumors and its importance in basal cell carcinoma and about a third of medulloblastoma. And the new news is emerging on ligand-driven activation, which seems to be related to the tumor’s stroma. It is really becoming much more clear over time.

Let me start with basal cell, where we’re moving quickly based on very promising results in patients as shown here. We had 13 patients treated in one of our recent reports, and many patients had clear objective responses. The patient shown on this slide is a 60-year-old with Gorlin’s Syndrome, who by his teens had several basal cell carcinomas and the ones shown on this slide were eroding all the way down to his skull. He was enrolled last July in our treatment program with the Hedgehog pathway inhibitor and over six months on study, continues to have a very nice partial response.

Based on the promising data in basal cell, we’ve moved quickly to pivotal Phase II studies as shown on this slide. We want to test the ligand-driven element of this pathway and we’re doing so in two very nice Phase II studies that are randomized in first-line metastatic colorectal cancer and as a potential maintenance therapy in second- and third-line ovarian cancer. We will know by about the end of 2010 whether or not this ligand-driven mechanism for the Hedgehog antagonist seems to bear fruit in studies in colon and ovarian cancer. If in fact Hedgehog is important outside of the basal and meduloblastoma, this could open up a very broad potential pathway for this molecule, including important cancers like pancreatic cancer, prostate cancer and others as shown on this slide.

So in addition to the molecules I have shown here, we have a very broad pipeline with 25 NMEs in our clinical development program, and I want to finish my comments by talking about one of the new molecules that’s in the pipeline, Anti-Neuropilin-1.

So as you’ve heard from many of my colleagues already, we have a lot of great neuroscientists at Genentech. And one of the things that has been discovered more recently is that many of the proteins that were originally described to be needed for axon guidance that were thought to be important in neurology and are clearly important in neuroscience have more recently been shown to play central roles in vascular development. And one of these, neuropilin-1, was identified by Marc Tessier-Lavigne.

So based on some really very nice science, we now know that in knockout animals, the knockout of neuropilin-1 leads to defects in developing vessels, abnormal vascular formation. We’ve been able to make an antibody to neuropilin-1 to block the vascular access while avoiding blockade of the neural access.

So what’s special about anti-Neuropilin-1? Well, anti-Neuropilin-1 strongly inhibits vascular remodeling and it inhibits specifically VEGF induced endothelial cell migration. Treatment with anti- Neuropilin-1 preclinically keeps vessels in an immature, VEGF-dependent state, with limited pericyte coverage. In other words, it makes vessels more vulnerable to anti-VEGF. That’s the key to our clinical development program. We’ve seen that anti-Neuropilin-1 can add to therapy with anti-VEGF in tumor models, and it’s our intention to pursue anti-Neuropilin-1 as an add-on.

By 2010, we’ll have information about whether we can safely add anti-Neuropilin-1 to combinations of chemotherapy and Avastin and we’ve initiated our Phase I program in Q3 of 2008 with that focus of safety in front of us in the early stages of this potentially very exciting program, building on the anti-angiogenesis work that’s been carried on in research.

So yesterday I happily celebrated my 14th anniversary of beginning work at Genentech. So in 1995, I can assure you there were no oncology sales and Herceptin was in Phase II. What’s really exciting to see now, as Art described in his slides showing the natural history of breast cancer and lymphoma changing because of Herceptin and Rituxan, we’re now not only number one in oncology sales, but we’ve made a big, big difference for cancer patients at Genentech. We have three new molecules in pivotal trials and a fourth by the end of the year, and a tremendously exciting pipeline, most of these molecules with new mechanisms of action.

If I look forward to 2015, Avastin could be approved for 20 additional labels, including four for adjuvant treatment. We could potentially see Herceptin with two-year treatment. Data should be coming out 2011. We’ll have 12 potential new molecules in more than 30 indications, antibody conjugates, trying to improve on Rituxan, something tremendously hard to do, most of our new molecules with new mechanisms of action and in addition, based on the great work and research, the potential to advance another 28 NMEs to late-stage clinical development. So hold onto your hats in oncology for Genentech.

And I’ll end there and turn over the podium to my colleague and Chief Medical Officer at Genentech, Dr. Hal Barron.

Hal V. Barron, M.D., Senior Vice President, Development & Chief Medical Officer:

Thank you, Sue. I’m going to spend my time over the next 30 minutes not talking about the overall research conclusions, but going through the clinical science and the development portfolio of the non-oncology side. My talk is 30 minutes. You might not realize this, but we all bet each other as to whether we’re going to finish on time. I’m extremely confident I’ll finish on time, for three reasons. One, I can talk about as fast as anyone you’ve ever met, so if I get late, I’ll do that. Second, I practiced last night. It was 27 minutes. And third, I had four cups of coffee before this and we have a break following this.

So I want to convince you, hopefully, of three things: that’s the purpose of my talk. The first is to highlight and articulate that we believe Genentech has the potential to further transform how patients are treated in several other important therapeutic areas outside of oncology, including ophthalmology, immunology, cardiovascular disease, and neurology. Second, to ensure that you fully appreciate that both Lucentis and the Anti-CD20 program has the potential to add significant near-term value through additional line extensions.

And third, I’d like to introduce you to two new molecular entities that are relatively high-risk, because both their early stage as well as their targeting pathways that have yet to be validated. But if in fact they are successful, they have the potential to remarkably transform the disease areas they’re anticipated focusing on. And in doing so, I hope it’s clear that our underlying approach of integrating our understanding of human diseases with the basic science discoveries will continue to drive value for patients and for our company.

So let me move on to Lucentis. Lucentis has been an amazing molecule; has transformed the field of ophthalmology; and we believe it has the potential to really make a big difference in additional indications. Those include retinal vein occlusion and diabetic macular edema. Retinal vein occlusion, both central and branch, are a very, very important cause of blindness among retinal vascular disorders. And currently there’s really no effective medical therapy.

As you’ll see on the next slide, we believe that data that’s emerging, as well as the basic path of physiology of the disease gives us some degree of confidence that in fact, these trials will be positive. We’ll have those data in the next six to nine months. In addition, we have several programs looking at Lucentis and DME, the leading cause of vision loss among the working age population in most developed countries. And there’s almost 200,000 patients affected by this.

So what’s the reason we’re so excited about Lucentis in these disorders? Well, in retinal vein occlusion, VEGF has been demonstrated to be over-expressed in the vitreous. We also know that they have a large degree of macular edema, which we believe accounts for the majority of the visual loss in this disorder. As you can see on the right panel, this macular edema is very similar in its appearance to the macular edema that we see in AMD, which we know Lucentis is effective in reducing. On the right side, you can see the investigator-sponsored trial that looked at about 40 patients with various doses, 0.3 and 0.5 of Lucentis in both central and branch RVO.

This is just a representative section of the data. And what you can see is that at baseline, in the green bars, the retinal thickness is quite abnormal, about 300 microgram. However, with therapy, you can see that the thickness comes down quite nicely and actually quite quickly. By day 7, you can see a dramatic reduction. And commensurate with this reduction in the foveal thickness, you see in the yellow line a marked improvement in visual acuity over time.

And this is when Lucentis was given a baseline, month one, and month two. Now in this study, the dosing of Lucentis was stopped at month two to see what the natural history of the disease would be, and interestingly, you can see that the visual acuity starts to deteriorate after the dosing is terminated and the edema starts to reform, suggesting that chronic therapy may in fact be needed to get the maximal result.

We’re also excited about the opportunity Lucentis may have in diabetic macular edema. This is the data from Novartis’ Phase Two so-called RESOLVE study, which is a randomized three-arm trial that looked at patients being randomized to either the sham or Lucentis 0.3 mg or Lucentis 0.5 mg. now in the 0.3 and 0.5 mg arms, the patients were allowed, if “needed,” to increase the dose to 0.6 and 1.0 mg respectively. And importantly in this trial, that patients could cross over to photocoagulation if they needed it.

With all that in mind, it’s very impressive to look on the right side at the data over the 12 months in which the Lucentis was given. You can see a marked improvement in the visual acuity in the pooled Lucentis arms, whereas in the sham, there’s essentially no change in visual acuity. This is why, in fact, we believe that VEGF is playing a predominant role in this disease and that Lucentis may have significant opportunity to advance this condition.

Now any talk about Lucentis certainly probably needs to mention Avastin. We are quite confident that Avastin and Lucentis are different. They are different in their structure. First of all, Avastin, as you’re probably all aware, is a full-length monoclonal antibody with an FC region. Lucentis is an antibody fragment. It is not a clipping of Avastin; it’s a unique molecule that is affinity-matured to have a higher affinity for VEGF and therefore higher binding. Whether these differences in properties will translate into anything clinically meaningful is unknown at this point; however, we are intrigued by some data that was generated by investigators down in Pasadena, by Dr. Chang, and I’ll describe these here on the right side.

And they looked at a retrospective series of patients, consecutive patients, who were treated with either Lucentis or Avastin. And of course, there’s caveats with this kind of analysis, but they certainly are intriguing. They looked at the biologic effect as measured by the percent reduction in retinal thickness, measured by OCT. And what was seen in this is that the patients who received Lucentis had a statistically significant greater reduction in the retinal OCT changes with a P-value of 02, and when he looked at disease persistence after the third injection infusion, it looked like Avastin was associated with a greater percentage of patients who had disease persistence.

That’s contrasted with the fact that Avastin seemed to have a greater duration of effect. This was slightly biased analysis in that it only took patients who had resolved their condition after the third dose, but they looked at the median time to need the fourth dose of whichever therapy they were receiving, and with Lucentis, that was about four months and with Avastin, about seven.

Now it’s important to put all this data in context. Convenience is important only if you maintain your visual acuity, and so biologic effect or the clinical benefit, of course, trumps the significance of having something be a little bit more convenient. So if in fact this data translates out into Lucentis being more effective, this could result in significant differentiating between the two.

Will this translate out in clinical trials? Well, there is one trial that I’m sure some of you are familiar with, so-called comparisons of age-related macular degeneration treatment trial, or CATT, which its primary purpose is to evaluate the relative efficacy and safety of Lucentis versus Avastin with a mean change in visual acuity as the 12-month primary endpoint.

Essentially this is a four-arm trial with 300 patients per arm. The top two arms are comparing Lucentis versus Avastin given monthly, and the bottom two arms are comparing Lucentis versus Avastin when given as needed, or PRN. Importantly in this comparison in the bottom two arms, the investigators have decided that the drug would only be mandatory for the first injection, and that all subsequent injections would be as needed. This in fact is considered by some ophthalmologists to be a significant limitation in this study as pointed out, because it’s becoming increasingly clear that the first three injections are needed to get the maximal effect, as was somewhat demonstrated by the prior slide.

In addition, this trial really isn’t adequately masked. The patients are aware of which therapy they’re given, and that may represent a challenge in interpreting the data. And finally, given that there’s 300 patients per arm, it is not fully powered to detect differences in uncommon safety events, such as stroke or other things that occur at that frequency.

Now there’s an opportunity beyond what I’ve just described for Lucentis, and that is to think about dosing. An interesting observation in the AMD studies where we conducted trials comparing 0.3 and 0.5 was that the 0.5 mg dose, given monthly, trended toward having more efficacy and that led to our discussions with the FDA to have that be the approved dose. This is an analysis of whether a 0.5 mg differs from 1 mg in diabetic macular edema. It’s interim analysis, only 31 patients, so again, it needs to be taken with a grain of salt, but when one looks at the visual acuity changes at six months, the 1 mg dose has a nine-letter improvement versus 3.6 letters with the 0.5 mg dose with a p-value of 03. And if this effect persists in the full data analysis, it would suggest that further dose ranging might in fact increase the probability of even better visual gains with Lucentis.

So in summary, we believe that it’s quite possible that Lucentis will further transform ophthalmology beyond what it’s done in macular degeneration. We’re expecting data from two new significant indications, that is, RVO, Retinal Vein occlusion in ‘09 and diabetic macular edema in 2010-2011, and as I say, we have significant optimism around the success of these trials.

Second, Avastin and Lucentis are clearly different and whether these differences translate into clinically meaningful differences is yet to be seen, but there is certainly evidence to suggest that’s possible. And finally, as I mentioned, higher doses of Lucentis, greater than 0.5, may provide incremental value for patients and could potentially further differentiate Lucentis from Avastin, given that Avastin is somewhat limited by the volume that can be administered intravitreally.

So moving beyond Lucentis into Anti-CD20, we have a very, very broad and deep program in our Anti-CD20 molecules. I am going to be specifically talking about some new data. We don’t typically present new data here, but it’s very important to the valuation of our company that you be able to see everything that we know, and we are going to be presenting to you today the results of the IMAGE trial. We’re also going to highlight some of the other studies that will be unblinded over the next few months: the LUNAR trial, the RAVE trial, potentially the Type-1 Diabetes trial.

So in RA — this is a schematic of the progression of rheumatoid arthritis and it points out a couple of important points. First, when patients get diagnosed with rheumatoid arthritis, they tend to have a waxing and waning course in terms of symptoms over many, many years. This shows symptoms waxing and waning for out to 40 years. As you can see in the blue line, the disability starts out as being quite minimal. Patients present with some inflammatory arthritis, but limited disability. But over time, unlike the signs and symptoms which wax and wane, the disability progressively worsens. And the red line here highlights the radiographic changes that occur in these patients over time.

So it’s intuitive when you look at this to realize that while there’s value in terms of signs and symptoms, and to some extent, radiographic changes by treating late in the disease, a great deal more benefit to patient occurs when you can move the therapy more proximately into the early RA stage. That’s why we were very excited about the IMAGE study, which looks at Rituxan in the methotrexate-naïve population. The trial design was all patients received methotrexate and they were randomized to receive either placebo, Rituxan 500 mg times two doses every six months or Rituxan 1000 mg times two doses every six months. The primary endpoint of the study was changed in total modified sharp score versus placebo at one year, and the data is presented on the figure on the right.

As you can see, the placebo group that was also getting methotrexate worsened by 1.08 units. The Rituxan 500 mg plus methotrexate worsened to a less extent, to 0.65 units, but that was not statistically significant. When one compares the high dose, however, there was a pretty dramatic reduction relative to placebo with a progression of only 0.36 units. And this was highly statistically significant. Also importantly, the safety results were essentially consistent with prior data seen with Rituxan.

So we were very, very excited by this result. It really suggests that Rituxan is quite active in the early RA setting and that this reduction in radiographic change is really consistent with the idea that it could be a very important therapy early on.

Also very exciting were the secondary endpoints. The ACR scores, which are measured at Week 52 — and as you know, the ACR score is more of a measure of the signs and symptoms component of the disease — it’s measured as an ACR 20, a 20 percent reduction, 50, 70 and 90 percent reduction, as well as a different clinical score called major clinical response. What’s very impressive about this study is if one looks at ACR 50, around two-thirds of patients experience an ACR 50, which is very impressive. In fact, almost half the patients experienced an ACR 70. And when one compares these responses to other biologics, you can see that in terms of the absolute difference compared to Orencia, Remicade, Humira and Enbrel, our difference of 23 percent is as good, if not better than the other therapies that are being used in this space. So we’re very, very pleased by these findings and feel that it’s an important advance for anti-CD20 NRA.

Moving onto other diseases in which anti-CD20 may be effective, I think you’re all aware of the fact that anti-CD20 has shown really remarkable benefit in a small phase two study of relapsing remitting multiple sclerosis, but we were somewhat disappointed by the fact that the benefit in the primary progressive population didn’t appear to be as robust. In fact, the phase two/three study as shown here on the left was negative. We went back to the data and looked to see if we could find population for whom there was benefit. And we had hypothesized that patients who’ve had the disease for a shorter duration of time, where there was more inflammatory changes and less nerve degeneration, might experience a benefit. When we evaluated these covariates and looked to see if there was a differential treatment effect, we actually saw quite a significant interaction. And what you can see here is, the placebo being blue and Rituxan in this case being orange-ish red, that there was a marked improvement in relapse rate when you look on the right at the patients under 51 who had evidence of inflammation as described by gadolinium lesions on their baseline MR. And this hazard ration was .33, a 67 percent reduction in the relapse rate with a highly statistically significant p-value, giving us some optimism that in fact we can design a trial and identify patients who would benefit in the progressive MS area.

In addition to MS, we are about to unblind data from a number of trials. The first one I’ll talk about is the lupus nephritis or LUNAR trial. We were disappointed in the fact that lupus was negative in the explore trial, the non-renal lupus trial. And therefore don’t believe it’s likely that it will work in LUNAR, however, we do have some reasons to be cautiously optimistic. And those include the fact that in lupus nephritis, we have a much more homogeneous population. These are biopsy proven patients, they need to have a progressive proliferative nephritis by biopsy, WHO class three or four, as well as the fact that we have much more objective measures of benefit, both complete and partial response is the primary endpoint, and we believe that those two attributes of the patient population and the design gives us some reason to be cautiously optimistic. But, again, the EXPLORER data gives us some pause.

The other trial which, again, the preliminary data from uncontrolled studies was very exciting, was Rituxan in the setting of ANCA-associated vasculitis, leading to the RAVE study, which is the largest phase two/three study in ANCA-associated vasculitis comparing Rituxan to standard of care. And we believe that this study, which we should know quite soon, has a reasonable chance of being positive as well. This is certainly a significant unmet medical need that if there was a new therapy would be dramatic.

And finally, type one diabetes, the trial net investigators have conducted a relatively significant trial in type one diabetes and this is a classic autoimmune disease, so based on a lot of the understanding of how Rituxan and B-cells are involved in autoimmune disease, again we’re cautiously optimistic that this trial might be positive as well.

So in summary, we’re encouraged by the IMAGE data and we believe that these results further our understanding and belief that anti-CD20 is an important treatment for rheumatoid arthritis. We believe that anti-CD20 has the potential to be an important therapy for relapsing remitting MS, as well as potentially progressive MS, and we’re anxiously awaiting the results of the trials that I just described.

Moving now to our earlier pipeline, as I mentioned I want to introduce you to two molecular entities, which again are higher risk because they are pursuing targets that have not been validated, but again if positive would really be transforming to the diseases in which they are being evaluated. The first one is a molecule that we are developing in collaboration with BioInvent and this is a molecule — it’s an antibody to oxidized LDL. Oxidized LDL has been thought to play a critical role in the development of atherosclerosis for quite a number of years, and the hypothesis focuses on the blood monocytes which marginate into the plaque area, being signaled into the plaque by a chemokine called monocyte chemotractant protein one, or MCP-1. And once they’re in the plaque, they ingest this oxidized LDL and turn into foam cells and ultimately apoptose. And during this process, liberate more inflammatory cytokines, including MCP-1, and sets up this positive cycle in which more monocytes come in, more oxidized lipids are created, and more oxidized lipids are ingested and ultimately these plaques become unstable and rupture and thrombose, resulting in a heart attack or stroke. We were excited to see data that was generated by BioInvent in an antibody that they made against oxidized LDL in which they found in pre-clinical models of ApoE knockout mice that there was a dose-dependent reduction in the degree of plaque volume. And in addition, a statistically significant reduction in the amount of macrophages within the plaque consistent with the idea that it’s squelching this inflammatory process within the plaque. And also interesting on the right panel here, was the antibody seems to very potently suppress MCP-1 production. You can see here the control antibodies in blue, the green antibody is the original antibody and the BI-204 in orange is the affinity matured antibody that went into phase one. So very potent in suppressing this inflammatory response in the plaque, which may translate out into a further benefit for patients with cardiovascular disease.

Interesting as well is data that’s recently been published regarding a new hypothesis as to the etiology or pathogenesis of insulin resistance. This is very early days and this is extremely speculative, but in this study published in JAMA a few months ago, they followed people who were healthy normal volunteers over a 15 year period were found, some of them, were found to develop insulin resistance, something that’s extremely common in our population. When one looks at the quintiles of oxidized LDL at baseline, one sees that it is a very strong predictor of the ultimate development of insulin resistance with the highest quintile having a 3.5-fold increased odds of developing insulin resistance. Now if this association is real, which it appears to be, and happens to be causal, meaning the oxidized LDL is in the causal pathway, then it’s possible that an antibody to oxidized LDL may have additional benefits beyond simply stabilizing plaque, but may have value in terms of the pathogenesis of insulin resistance. So, again, very early, very risky in terms of unvalidated targets, but an exciting molecule if it was to work.

In summary, this anti-oxidized LDL, we believe, may play a significant role in cardiovascular disease because of the oxidized lipid hypothesis. We believe oxidized

LDL, as I just mentioned, may play a role in insulin resistance and as such, this molecule could have a very significant impact on vascular biology. This antibody is very specific for an epitope on oxidized LDL and as I showed you, the pre-clinical data is encouraging, and we’ve finished phase one and will be doing phase two, Go/No Go sometime in the first half of this year.

So moving on to my last example, and that is also an early stage molecule, and this is our antibody that we’re developing in collaboration with AC Immune and this is an antibody to Aß . As Mark mentioned earlier, we are very committed to finding new therapies for Alzheimer’s disease and as Mark mentioned, one hypothesis is that Aß is playing a causal role. And if that is the case, we wanted to make sure that we had a best in class antibody to intervene. Now, there was a lot of enthusiasm about this hypothesis and some recent data from the Elan/Wyeth molecule anti-Aß, which was negative in phase two, gave a lot of pause to people as to whether this is really in the causal pathway. It’s very risky to be doing subgroup analysis, but one of the pieces of data they did share, this is the Elan/Wyeth data on the left here, was that in the subgroup of patients who are ApoE-4 negative, that is those patients who didn’t carry the Apo-4 allele, that there seemed to be — again, retrospective subgroup analysis — a trend towards benefit in these patients. Again, one also has to caveat by the fact that when this was reviewed, the redline, the placebo, was thought to have been significantly worse than would have been predicted and may explain all of this, but if this phenomena is real and Aß is differentially beneficial in ApoE-4 negative patients, one wonders why that might be and what that could tell us. As you can see in the right panel, one hypothesis was explaining this differential effect, was the fact that 12 patients in this trial developed vasogenic edema. Ten of the patients were actually in the Apo-4 positive group and in fact the rate of vasogenic edema was dose-dependent. It’s important to point out that in the Apo-4E as well, even at the highest dose, there were two patients who developed the vasogenic edema. So one hypothesis as to why the vasogenic edema occurred was that this antibody, Aß, combined Aß that’s in the vasculature and the FC portion of the antibody is out and able to bind NK cells and induce ADCC. And so, it’s possible that this antibody could cause an inflammatory reaction that would induce this vasogenic edema and therefore preclude benefit if the rate of this vasogenic edema was high enough, and also maybe more importantly, prevent dose ranging up to the doses that would be required for benefit.

So if Aß plays a role, and if this vasogenic edema hypothesis is real, we actually may have the best in class antibody, because in fact we have an anti-Aß, as I mentioned developed with AC Immune, that not only interferes with all toxic forms of Aß, including the aggregates, but it’s designed to have reduced effector function. We used an IgG-4 backbone so that we can dose up and avoid potentially the side effect and therefore have the maximum chance of success and minimize the potential side effects. All this data regarding the antibody will be presented at ICAD in July of 2009 and our antibody is in phase one.

So, to conclude, we have a lot of exciting molecules in the pipeline. We had to choose which ones to share with you today in more detail, but in fact there are 25 and I’m just going to quickly highlight the ones that we didn’t have time to go over. But just to briefly state that we have a very exciting portfolio, we have an antibody against beta-7 for ulcerative colitis, an anti-CD4 that could have promise in RA. We have two molecules for asthma Anti-OX40-Ligand, and Anti-IL-13 in phase II right there. We have four small molecules in cancer. We have an IAP antagonist, Apomab and Apo-2L/TRAIL, three different approaches to apoptosis and an number of exciting monoclonal antibodies in cancer, including Metmab, GA-101 and anti-CD40. So, I can’t go into much detail on any of these and will be happy to answer questions either later or at another date, but I hope you share with us the tremendous enthusiasm we have for translating great science and making a difference for patients. I know everybody at my group back at home comes to work everyday excited about the difference they can make and we are going to continue to do that. I appreciate your time and we will take a break for 15 minutes. Thank you.

Ian T. Clark, Executive Vice President, Commercial Operations:

Kathee Littrell:	We’re going to get started in another minute, so if you could start taking your seats please.

All right. To kick off the second half of the meeting, Ian Clark is going to be presenting… our executive vice president of the commercial organization, so I turn it over to you, Ian.

Ian T. Clark:	Thank you, Kathee. Those of you that have read forward, which I know you never do, might have noticed that I’ve actually given you some more specific sales numbers than we’ve ever done before breaking the habit of years. So should I have the enjoyable opportunity to debate with you the accuracy of those numbers in future years, please don’t hold me to the second decimal place in the document there which is tens of millions. Okay?

So with that sort of slight health warning, these are the three things I want to cover for you today. I want to anchor you in 2009 in my view of the sales there and then build from there. I’m going to spend the majority of my presentation talking about the growth drivers through 2015. I’ve picked that time scale because most of the growth in that time period comes from drugs we have on the market right now or trials in phase 3, so pretty tangible stuff. And I’m going to finish up by acknowledging the fact that there are some challenges in the market that will hopefully convince you that we’re in a good place to cope with those challenges and/or have built them into our financial model.

So let me start off with 2009 and where we think we’re going. I’ve shown you the history over the last six years, 31 percent CAGR, which is, I think, testament to a pretty strong track record. I have a broadish range for 2009, 10.35 to 10.75. The determinants of where we finish are in the bullets on the side there. At the upper end, clearly we need the two or three labels we’re hoping to get like GBM, whether we get the C08 study being positive and maybe another interim and then to some extent the obverse of those things will result in the lower end of the range.

Regardless of exactly where we end up, I’m personally very confident that we will deliver 10 percent-plus growth in the year.

A lot of my confidence derives from the data on this slide. What I’m listing on the left-hand side there for you is a range of line extension data and possible new labels that either occurred in the very late part of 2008 or through 2009. It actually adds up to possibly 15 items of data or new labels.

NMEs apart, this is about the richest stream of data I think we’ve ever had. So it does give a significant traction to create growth.

The kind of other side of that equation might be what about the economic climate? Is it going to create some sort of drag for you? And I don’t want to minimize it in entirety, but I think there are certain reasons to believe that we will be less effected or minimally effected compared to others. I think the key critical issue is that we do have unique and life-saving drugs. And patients and doctors do find a way of getting hold of those drugs regardless of the environment. If they kind of fall through the cracks, we feel we have a very comprehensive patient access program to help them out.

And there’s another sort of facet to our portfolio which in another discussion you might worry about. We actually have a very large Medicare population. And clearly those are not patients who are going to get unemployed and fall out of the health insurance net as well. So we’re a little bit less affected by that.

So that’s the basis of my confidence in 2009. I want to go in just a little bit more detail for you and talk about the first quarter. This is not data I’ve shared with you before. Across the bottom here I’ve got an equation that explains to you how we work out the number of effective revenue days in a year and by quarter. And the point of showing you this, and you can see it by the total portfolio and by individual products, is it does vary and it varies by year, and most particularly it varies by quarter. And the key point of showing you this slide is that Q1 is a pretty short quarter. It’s the best part of 10 percent lower than Q4 and about 5 percent lower than the other quarters. And there’s no doubt in mind that this will have an impact on the ex-factory sales for that quarter.

Now I’m giving you that information because I don’t want you to see the sales and then say, “Oh my god. This is the economic environment or demand is lower.” In fact, the demand I can see right now is really quite strong. I’m personally confident that we will grow in the first quarter by at least 10 percent versus quarter one 2008, and that’s the sort of growth rate we need to deliver 10 percent-plus in the year.

So that hopefully will anchor you in 2009. Let me go on now and talk about the more significant growth drivers. I’m going to start off with Avastin. Again, this is data I’ve not shown you before. These are outs, so these are sales out of wholesalers to physicians mostly, physician offices. It’s weekly data and I’ve got the whole of the life of Avastin on this slide, five years worth about 200-plus points on the slide. And I show you this data for two reasons, not just sort of vicarious historical interest. The first point is that you can see how consistent the growth has been over the five-year period of the product. We as a group sometimes had debates about whether it was slowing up, and really there’s not much evidence of that. And then the other fact of showing you this slide is how the kind of plop, plop, plop of various different data points have added to that growth. And the reason for saying that is you’ll have noticed on one of the slides that Sue showed you that I think we have 9 or 10 different sets of data coming this year for Avastin. That’s why I’m confident we’ll continue that sort of growth trend.

The growth-to-date has clearly occurred in metastatic setting. And the question you might ask is how much more growth can we get from that. So this is where we are today. It’s anchored in the four tumor types for which we have labels. You’ve got the date of the data, the patient population of a smaller group eligible than our penetration in them. And what I’ve not done before is given you our idea of how much of our sales are occupied by each of those. You can see we rounded it. It doesn’t quite add up to the ‘08 sales. There’s some off-label usage as well.

So that’s where we are today. Could we grow in those indications? Definitely yes, okay? So these are the growth that we think we can see. Particularly in breast cancer we see significant upside. 2008 was really the first kind of not even full year, and there’s still some growth to be had in lung cancer.

But the main reason I wanted to put this slide together for you was to illustrate where I think we can go with all the other tumor types. We’re in four today. We have data in trials that could take us into 11 further tumor types, okay? And the same analysis therefore is here. We’ve got about $400 million worth of sales to date, very significant upside from those tumor types. Most of that data occurs in the ‘10, ‘11, ‘12 periods, so fairly imminent.

And there are a lot of numbers on those slides, so to stop you from having to add them all up here’s where I think it’s taking us. Sales today: $2.6 billion-ish in metastatic setting. Sue talked about the concept of probability adjusting sales, so that’s where we say peak sales in an indication could be $600 million. We’ve got a 50 percent of chance of getting there, therefore we put $300 million in the plan. If you do that calculation, metastatic sales go to $4.1 billion. If all the trials work we get to $5.1 billion in the metastatic setting alone, okay?

So that’s metastatic. The obvious next question is what about the adjuvant setting? Before I get to the sales, I wanted to give you some insight into the way that we think about modeling those marketplaces. A couple of general comments, and don’t forget there are six studies. We typically use the penetration of chemotherapy into the market as a way of starting where you’d model the Avastin sales.

It’s hard for us to be precise about the extent of the labels across the stages because it depends on the mix of patients that are being recruited into the studies, and don’t forget dose and duration.

Diving into the three trials themselves or three tumor types themselves, two comments on colorectal: Don’t forget the rectal cancer patients. Some people do in their models. And secondly in this one we do expect to see adoption in stage 2 patients. We’ve modeled that on the adoption that we’ve seen with Eloxatin as a consequence of the MOSAIC study.

Breast cancer is the biggest one, several studies. We expect to see adoption in the later-stage patients regardless of hormonal status. We may well get, these of course are the big studies, labels across the whole piece here. And finally lung cancer — this is happening a little later, and whether we get adoption may depend on the prior types of therapy that they’ve had. So that’s some pointers for you.

If you wrap that all up, I’m going to give you kind of a view of breast cancer. The big box itself is illustrative of the marketplace. We then divide it vertically by the prevalence of the different stages of disease, and then the dark gray shows you the extent of chemotherapy within those different stages.

What we then do, as I mentioned earlier, is model the adoption of Avastin inside that chemotherapy set. So this is what it looks like for breast cancer, and as you might expect, greater adoption and penetration in the late-stage disease, less so in the early-stage. I think fairly conservative numbers in the early-stage disease.

So we do that sort of calculation for each of the tumor types and add them up and this is where it takes you. So obviously today next to no uses it’s just a little bit of dabbling. If we probability-adjust the likely outcome of the trials, you end up with sales in the adjuvant setting in 2015 of about $2.6 billion. And if all the trials work, you end up at $5.1 billion, coincidentally the same number as I showed you earlier.

So total potential for Avastin: $10 billion, $5 in the metastatic, $5 in the adjuvant setting.

A couple of more sort of qualitative comments about the adjuvant sales here. It’s very obvious how critical the breast cancer indication is. It is by far the biggest one. You might be surprised at how sort of thin the lung cancer slither is there. It is smaller, but it’s occurring a lot later because I’ve chosen to cut the data here at 2015; it somewhat minimizes that.

And then even if you think these are big numbers, there are reasons to believe that it might get bigger still. If you look at the bullet points down the side, and Sue has already mentioned to you that some of the studies are enrolling faster than these sales estimates are based upon. Should C-08 be positive, we would expect the enrollment rate in the other studies to carry on going up. We’ve made assumptions around dose and duration which are consistent with the metastatic use. It may well be that people stick more to a labeled dose in what is a curative setting. We’ve actually made assumptions about share loss at the back end of the life cycle plan to TKIs. And I can’t see any TKIs quite right now who are going to get in the adjuvant setting any time too soon.

So that’s Avastin. What about moving on to Rituxan? The data I’ve got on the left here are the sales of Rituxan where I’ve taken out the RA sales. So you can just see the pure oncology sales. I’m showing the historical data to illustrate to you how consistent the growth rate’s been in the recent years in spite of the fact that we’ve been really quite heavily penetrated for a number of years. We still think there is growth left to come, possible increased adoption in the maintenance setting particularly as a consequence of the PRIMA study, that’s Rituxan induction followed by Rituxan maintenance. We have the rather good and rather great I would say CLL data that relapsed and the frontline data which might help a little bit more adoption there. And we are optimistic about the third-generation product potentially raising the bar completely here.

When I talk to folk about Rituxan in hem/onc, the question I nearly always get is, “So what degree of threat and how do you think about ofatumumab?” The first thing I’d say is the possible arrival here is — and we’ll see whether they do get a label — no big surprise. We’ve been seeing it coming for a long period of time now. We think we are in a good place to defend our position. Clearly they’ll come into the CLL space and therefore the relapse in the frontline data was extremely timely from that point of view. We’ll continue to harp on the fact that we have fantastic experience here in survival data.

Interestingly, we actually have data where patients were refractory to Rituxan and then treated with Rituxan and did respond. And that will be on label so we’ll give that data to the sales force. And then of course we have the third generation. So we feel we’re in reasonably good shape to defend the sales we have right now.

Last possible growth in the — at least I’m going to show you today anyway — oncology is Herceptin or I tend to think of it more as the sort of HER family now, and sales to date of about $1.4 billion with Herceptin. About a billion of that is sitting in the adjuvant setting.

So growth coming from four areas all in the next three years. Sue mentioned the rapid enrollment of the armed antibody study, T-DM1. That could launch in 2010. We think the peak sales in the metastatic setting could be as high as $600 million there. Some of it will cannibalize Herceptin of course, but a lot of it will be upside.

On the heels of that we have the HER-A or HERA two-year study. Current duration in the adjuvant setting is 43 weeks, so you could work out the potential upside depending on how people, if the study is effective, choose to extend treatment.

Then we have the possible addition of Pertuzumab to Herceptin in the metastatic breast cancer setting which may raise the bar there. This is just the sales in breast cancer by the way, not the ovarian or lung cancer that Sue mentioned earlier.

And finally we have the possibility of Avastin and Herceptin together in the adjuvant setting.

So lots of reasons to believe that this franchise will grow, but I also think that many of these things will stand us in good stature. We face significant competition in this space.

Let’s transition out of oncology and then look at Lucentis. I want to anchor you again in the 2008 sales. You’ll recall that the launch went extremely well, and then 2007 was somewhat of a struggle for various reasons. And 2008 returned to slow but steady growth for the reasons I’ve typically listed for you in various quarter calls to do with better reimbursement, increased dosing and a better working relationship with the key societies.

So I think we’re starting from a solid base. What about growing into the new indications which Hal talked you through? So here’s a view of those indications. First of all RVO. No medical treatment right now indicated there. Data this year about 70,000 patients. We model the sales at three years at $300 million. I’ve chosen to pick three years. You might think why. Because 2008 was more or less the third year in AMD, so you can sort of compare the size of the sales there.

Going on to DME, again as Hal said, a much bigger population, younger, growing, may well lead to a lot of chronic therapy. We model sales at $600 million. I think it could possibly be a lot larger than that, we’ll see. The question this might beg for you is, well, you know, you had your sales potential in AMD rather cut around a bit by Avastin. Are you going to see the same issue here? Possibly. We think there are reasons to believe that the hit might be less. We do model some share loss by the way to Avastin. The reason we model it a little bit less is for two reasons. One — at the moment no one’s even suggested they’re going to try and do a comparative study in this space, and these studies take quite awhile to do. Secondly there are some fairly well-known anecdotal data that suggests that Avastin does not work as well as Lucentis in these two settings. Retinal specialists think about that.

That takes us to the CATT study. Hal gave you some data about how we think about the results. The way we model the sales is through a two-stage decision tree, stage one being what happens with the study and then stage two is what happens as a consequence of those results. Let’s start with stage one. You know, there’s some possibility that Avastin could end up being better – we think that’s very, very low. We think there’s a distinct possibility, not necessarily the highest possibility, that Lucentis could be better than Avastin, okay? And you’ve got to bear in mind should that be the outcome of this particular study we have about half the market right now. And you can see what might happen as a consequence of that. Many people think we might be in the middle. And where does that take us? There are a couple of things could change. There’s just the use patents and then there’s whether or not there’s some sort of pressure around reimbursement. I would point out to you that many retinal specialists tend to see the drugs as fairly similar right now. So if the study says they’re fairly similar, what they’ve told us is it doesn’t necessarily dramatically change where they’re going to go. Could they get more pressure? Possibly. There’s no real clear legal pathway for that right now. As Hal said, the study’s really not blinded. It’s not really powered to detect safety issues which means liability from some physicians’ point of view, and we’ve seen some safety issues.

So what we do when we model the sales is we take all of this decision tree and we probability adjust for the various arms. Okay?

So what I’ve then got in this chart here is the lower blue bars are that, the outcome of the AMD. And you can see it definitely does decline for a number of years but returns at the back end of the plan with price and population growth. And then I’ve layered in top of that the RVO and DME sales. And you can see that it’s not hard to get to the franchise here up to about 2 billion bucks.

Okay, what about Rituxan and RA? So this is our performance to-date and sales up to $300 million. And you can see in my phraseology it’s really only the tip of the iceberg or scratching the surface. We only have 5 percent of the market here. That’s clearly because we’re somewhat sort of boxed into the sort of TNF-IR sort of peripheral segment of the market.

That said, I think it’s been a very useful period for the product. Clearly rheumatologists have to get used to the concept of using an oncology drug, a B-cell drug in this space. There were questions about safety. I think a lot of that’s been addressed over time, repeat dosing. And I wish to be clear that you see hard endpoint data rather than just symptom control which we saw fairly recently. But to my mind this is just sort of the appetizer if you will. The real game starts now or this year as we go into the DMARD-IR setting, and that’s what I’m going to illustrate on the next page.

We get to go into the bigger marketplace, and most particularly we get to leverage the image data that Hal described you in some detail. To reiterate the key points in there, very, very high, ACR50 and 70 scores, some evidence the drug actually might be at its best in the earlier stage population and significant support for the higher dose. We see that as the next stepping stone. We then transition into the second-generation product 2H7, and then further out we see the possibility of doing head-to-head work. So we think it’s quite viable to get the sales here to 15 to 20 percent of this marketplace which is heading towards $8 billion out in three or four years’ time. So the peak here is potentially at least $1.5 billion. And clearly that is just in RA, not the various other indications that we touched on earlier.

Last comment about growth, Xolair, gained a bit of anchoring, sales to date $500 million. And then on the right of the chart I’ve got the penetration, or you could argue lack thereof, in the various different patient populations.

So why do we think we can grow? Two reasons: One, it’s interesting with Xolair; we really had somewhat of a paucity of data. We’re using the data with the sales force right now that we had in 2003 by-and-large. And we really very much are going to go from sort of famine to feast here. Over the next two or three years we have a whole range of new data coming out strengthening the label, new formulation, possibly new indications that I do think will help the growth.

We also ran a pilot piece of work late last year looking at whether or not we can start to get a hold of some of the patients. And you can see it’s the majority of the patients that are treated in primary care. We found a subset of high-prescribing primary care physicians, and the pilot worked fairly well. So we’re going to try that out, and between the two I think there is potential to take this to a billion dollars-plus.

So that’s my kind of description of the growth drivers. I couldn’t possibly cover everything in the time here today, but I’ve hopefully given you a feel that there are many different ways and they’re not in any way, shape or form interdependent.

So let’s go on and then acknowledge the fact that it isn’t to say that we don’t have some hurdles. I guess the issue that’s at the top of people’s mind right now particularly is reimbursement and the various different questions about healthcare reform. I’ve talked to you in detail about this in the past so I don’t propose to go through the whole of our planning. I just wanted to hit a few highlights here. People talk about payer power. I think we are very well-placed with our relationship with the insurers. I think we have a uniquely-good relationship there.

Another key theme clearly is the cost to patients, the rise of co-insurance and the rate of out-of-pocket costs. I think we have an industry-leading level of patient support and patient access program. I’m going to give you a piece of evidence to that in a minute.

And the last one which is more complex is what’s happening with government action and particularly with the recent budget proposals. For me the sort of four things that came out of that that you might want to think about — one was FOBs which I’ll get to in a minute. The second was the questions around the Medicare Advantage programs and whether they’re too expensive. And that might be a question, but I think that’s largely an issue for the insurers rather than the biotech and pharma companies.

Some comments about pre-authorizations. In Part B if you read the detail it by and large referred to the use of imaging in that space. Interesting that The Times had an article about how useful that is and how expensive it might be if they’re not very useful this morning.

And the one that I guess many people thought was specific to the industry was Medicaid and the adjustment of the required best price to 22 percent up from 15 percent. So let me give you a feel about how we think about that. Two numbers to conjure with — the move in the discount from 15 to 22, so that’s a 7 percent move, and then you have to decide, you apply that to whatever share of your market’s in the Medicaid space.

In the vast majority of our portfolio with two exceptions I’ll get to in a minute, we have 3 percent of our sales in Medicaid. So what you’re seeing is a 7 percent possible discount in 3 percent of sales. So the impact to us should it entirely happen is $30 or $40 million at most. So it’s not a big impact. I’m not sure that’s the same for every drug company, but that’s where we’re at.

By the way, because it’s a government program, no impact on ASP of that.

We have a couple of exceptions. Pulmozyme has slightly more. Nutropin has slightly more Medicaid patients. But we discount Nutropin because there are five players in the marketplace, more than 22 percent already. So we’re obliged to give that price to the government on best-pricing rules so this doesn’t change the world for us. So that’s our kind of view on the Obama proposals to-date.

Just returning for a second to patient support programs. This is a survey we fielded late last year, is asked oncologists and their practice managers what they thought about patient access programs. They were asked to rate the different companies. You can see that more of them rated us as number one than all of the other organizations put together. And this isn’t the sort of the sick and the lame here. This is some fairly significant players in the market. And anyone who didn’t rate us as number one rated us number two. So we’re really confident about where that’s taking us.

Let me go on and talk about another challenge which people have raised with me and that’s the issue of competition. We think, to use the slightly hackney phrase, the best form of defense is attack, and therefore the best way to deal with competition is thinking about them a long way out in the guise of the molecules you bring to market and then the life cycle plays you put around them.

I mentioned earlier on the value. I think that the relapsed CLL data we’ll have for us in the face of the possible challenge from ofatumumab. So we agreed back in 2004 to do that study in what is a relatively-small marketplace and ensure the study was label enabling so that when ofatumumab came we would have a label and be able to promote in that space. And that’s the sort of thinking we’re doing all the time. I think that’s a better way of defending your territory than in the market on the day. That isn’t to say that we don’t fully and completely prepare. We prepare for competition I would say to the same depth as we do for our own product launches.

So we do all of that, but we don’t sort of live in this la-la world where we have no impact of potential competition on our sales. And the sort of algorithm across the middle there shows you how we model for that. And a bit later on I’ll show you that then we lose some share to competitors. It’s a reality, but it’s carefully balanced.

Many of the questions we’ve had about competition have related to oncology. This sort of belief that back in the day you almost had no competition, then you’re going to see this avalanche of stuff coming at you, partly based on your own success. I’ve just listed a series of products here which have had setbacks. It’s fair to say a lot of people coming into this space have struggled quite considerably.

It’s not just individual products who are struggling; I’d put it to you there are some themes in here. Many of the TKIs have had issues with toxicity, and most particularly have had issues when they’re trying to combine with chemotherapy. If that is a theme, that’s a major if you ever want to get into the adjuvant setting from that perspective.

The last sort of challenge to handle is FOBs clearly proposed within the recent budget. No surprise, right? There have been several goes at FOB legislation over a number of years. I think it’s coming. We have been thinking about this and planning for this likelihood for five years now.

We’ve had numbers in our models for five years; we think we have a very comprehensive model. I’ve listed all of the inputs to that model. We refine it every year, and I think it has a fairly significant and appropriate hit to our sales when those patents come to an end and Art showed you that they’re a ways off right now.

The question you might have is what is the basis for your assumptions? I’ve put a couple of bullets in there. As best as we can understand the proposed bill, our assumptions are about at the same level. If anything, mildly more conservative. So our assumption is that we have it inside the model right now. We’re not going to lie back here; we think there are things we can do in terms of the way we enforce our patents. We’ve talked about second generation products, possible commercial strategies as well.

So — very significant set of growth drivers. I’m not trying to pretend there aren’t challenges in the market. I think we are either well placed to handle those challenges and/or have incorporated their impact into our financial model.

So where does that take you in entirety? This is our sales projection. Down to the million bucks, God help me. Out to 2015, okay? We think we can generate sales. I’m confident that we can generate sales of $17 billion by 2015. To help you with this, I’ve divided up the sales into four slices here. The bottom is the current products in their current indications. And you can see they actually start to decline mildly, and that’s as a consequence of competition.

Then we have new indications of existing products. Then you have — the only piece that’s not in that is Avastin adjuvant, so you can see how big a role that plays — and then the NMEs on the top here.

Just one comment about the Avastin adjuvant there. What’s in here is the adjusted sales I showed you from earlier; that’s the $2.6 billion. So if you take that out, we still grow to $14 billion by the end of that time period. I think there are arguments as to why this might be a somewhat conservative plan. Here are some of them for you.

We have I would say low stroke, conservative assumptions around price increases in this plan. They start at about 3.5 percent and trend down to 2.3 percent by the end of the 2015 period. If I were to move the average price increases up by just half a point, it would add $500 million by 2015. So we have quite a lot of leverage in that particular line.

I talked about the fact that we plan for share loss. Here are a couple of examples of changes in share loss. You might say that’s more share than you assume that we’ll lose; we’ll see. Many of the products that Hal and Sue took you through are in our plan on the initial indication. It’s a little early to have a lifecycle plan around them. You know, think Rituxan in relapsed indolent NHL and what might happen if they go beyond that.

We might overstate the impact of follow-on biologics; an interesting fact in here is use patents. Typically use patents have not been of much use in small molecules because to enforce them you need someone to promote the drug, which has typically not been the case with small molecules. Many people think that follow-on biologic manufacturers may need to promote their drugs, in which case they may encounter the use patent. So we’ll see the way that plays out.

And last but by no means least, what if we’ve been pessimistic about the success of our trial programs? So just for the hell of it, what I’ve done is taken the trial programs and assumed they all work. Okay? If we do that, sales by 2015 would reach $25 billion, which is higher than any pharma or biotech company has ever done in the U.S.

And on that note, I’ll introduce David.

David Ebersman, Executive Vice President & Chief Financial Officer:

David Ebersman:	Thank you, Ian. Good afternoon, everyone. I also want to reiterate our thanks and appreciation for all of you for coming today or tuning in on the Webcast. I have the opportunity today to give a presentation that’s pretty different than what I’ve done in prior years. So with that I’m going to dive right in.

Those of you who have read Roche’s tender offer documents and our response will note that one of the issues between the two companies is that we’re using different sets of numbers to support our valuation work. And I want to make sure to provide you with the background on that.

Genentech’s normal financial planning process is that in the fourth quarter of each year we pull together our long-range plan and we present it to the board of directors in December to set context for where the business is going and to set context to help them approve the budget for the following year.

And in 2007 in December we did that as we always do, and presented it to the board. Under normal circumstances we wouldn’t update that plan again until 12 months had gone by, but we do a short-term update in the spring that looks just at the current year and the next two years that are coming up.

Now Roches financial planning process is done under a different timeline, and we are asked as a part of that process to supply them with our 10-year financial forecast in June of each year that they roll up and then they in turn discuss with their board of directors. We did that as always in June of 2008, and the information we supplied them with was really the data from the 2007 long-range plan with some modest adjustments that we’d made, as I indicated earlier, primarily from this spring update that we’d done that really only looked out to 2009 and 2010.

So as I said, under normal circumstances we would have updated our plan in December of 2008. In response to Roche’s first merger proposal when the special committee was formed, we decided to update the model earlier to help them with their deliberations, and we created the first draft of this model in August and presented it to them.

We updated it in November, presented that to them, and then in turn in November of last year shared that data with Roche. And that’s the data — the 2008 financial plan data — that’s included in their tender offer documents. It’s included in our 14D-9 response, and that’s the information that I’m going to be sharing with you today.

So I want to describe for you why we believe the information in the 2008 financial plan is an appropriate forecast for you to use in thinking about the future of the company, and why the 2007 LRP is not. There are two primary issues that we have with the 2007 long range plan.

The first issue is that it wasn’t created for the purpose of being used in a valuation analysis. It’s part of our operational planning process, and it has an inherent conservative bias to it that I’m going to talk to you more about on the next slide.

The second reason we think the 2007 LRP is inappropriate is it’s out of date at this point. We generated it about 15 months ago, and there have been a number of changes in the business — which, again, I’ll talk to you about on a subsequent slide.

I mentioned that the LRPs generate conservative forecasts, and that our actual performance has consistently exceeded them. I want to share with you the information to support that assertion and the rationale behind it on this slide. So there are a lot of different ways to look at this data.

The way I chose to slice it was to ask the question, if you take the last four years for which we have actual financial results — so 2005 through 2008 — and you look at the long range plans that we generated three years prior to those actuals and you look at what we were forecasting in those long range plans, how did the forecast compare to what we actually delivered?

Said differently, if you look here in the 2002 long range plan — so this is the information we presented to the board of directors in December of 2002 —

and you look at what we forecast to deliver in the next three years — 2003, 2004 and 2005; and I’ll focus just on 2005 here — we forecast that the business would deliver 84 cents per share.

Well, when 2005 actually arrived we were able to deliver $1.28, so about 50 cents better than we’d forecast. Is this just one data point that I’ve made up to exaggerate a point? It certainly is not. So if you look at the 2003-4-5 LRP, the forecast versus the actuals, you can see in one instance here over 100 percent outperformance relative to what we forecast. And this is a consistent trend that we’ve seen.

Why is this? Well, there are a couple of reasons for it. I think one is the process and the methodology that we use in pulling the LRP together. The process has a very heavy bottoms-up component to it, where we go out to people in the business and we ask them what they think the timelines and the sales and the other assumptions we should use are. And these in general are the very same people who are going to be held accountable for delivering to those forecasts.

Genentech is a very accountable place; people know they are going to have to execute against their numbers. And I think that really causes them to take very seriously what kind of risks they could face, competitive impacts, et cetera, and that biases the kind of input that we get.

Now management is aware of this, and to some degree tries to reflect this when we look at the numbers from the top down. But I think an important second point here is management enjoys and appreciates the benefits also of having a conservative plan for the following reason. The primary decisions that flow from our LRP are decisions about investments we need to make in the business.

For example, do we want to spend hundreds of millions of dollars to build a new manufacturing plant? To build a new R&D facility? Do we want to hire people throughout the business? We’re very aware of the fact that if we get ahead of ourselves with those investments and we overinvest in the cost infrastructure of the company, we create very significant challenges for the business.

We are comfortable having a plan that causes us to stay back a little bit in terms of the investments we’re making so that we don’t get ahead of ourselves in terms of building our cost infrastructure.

The last point I want to make on this is that this conservative bias in the long range plan has been well known to our board of directors, including the Roche directors, for many years. Art presents them pretty much every year with a slide that looks just like this, before we go through the long range plan numbers and talks to them about why it’s conservative and why we think that’s in our best interest from a planning standpoint. But it’s important to be aware that there are lots of potential upsides in our plan.

So that’s some background on the conservative nature of the long range plan.

I said that the second concern we had with the long range plan was that it was out of date. So I chose one metric to focus on in trying to make that point for you on this slide. The metric I chose was the 2015 U.S. sales forecast. You can see in the 2007 LRP the forecast was about $16.1 billion. The 2008 financial plan, it had gone up to about $17 billion. These are the puts and takes summarized here, and I’m going to go through some of these, again, just to sort of support the idea that we had good rationale for every single one of the changes we made.

The first and biggest change actually was a change in our assumptions about Avastin dosing based on the results from the AVADO study. This was a study in metastatic breast cancer that we got the data for after the 2007 LRP. Now as you know the trial was positive, which is a good thing, so that helps.

But even more important to the forecast, the data suggested that the higher dose of Avastin looked better than the lower dose of Avastin. And this made a significant impact on our commercial forecasts, not just in metastatic breast cancer but also in adjuvant breast cancer which as Ian showed you is a very important indication, and in other indications as well.

So we updated those forecasts. And I should say that the market reaction that we’ve gotten to the data since it was presented in June of last year at ASCO would really validate the idea that is has influenced people’s perspective on dose, as we’ve really seen a stabilization of use of the high dose since the AVADO data was presented.

One other small point I want to make — but just to make sure there is no misunderstanding — is I did note earlier that the information we supplied to Roche in June of last year had been updated for changes we’d made for our spring forecast which included 2009 and 2010; we had reflected the AVADO information in those two years, but we hadn’t played it forward beyond 2010 because we hadn’t run a long range plan yet. That was the single biggest change impacting these numbers versus these numbers.

Let me talk about some of the others. We updated the Avastin timelines. As Sue mentioned to you earlier, 12 of our 19 recent oncology studies that had interim looks were terminated early at those interim looks. So this is an important issue for us from a planning standpoint.

Obviously it wouldn’t make any sense if we took studies that had multiple interim looks and just assumed every one closed at the first interim. But we think equally it doesn’t make any sense to ignore all the interims and just have the studies run out to their final date of potential closure, which is what we had done before. For example, in the 2007 LRP we had really ignored the fact that these interim looks exist.

So we did a rigorous, thorough look at the statistical plans for each study, when the interims were going to occur, when the possibility was given the product profiles we were working with that they might cross. And again, in a probability-adjusted manner, so appropriately discounted, we factored in some benefit from these interim looks which brought forward the timelines for some of our studies that on average was nine to 12 months. Something in that nature. So again, not a huge impact, but an important change.

The third thing here, we updated our assessment about the competition. This does not mean we don’t reflect the competition in our plans; as Ian showed you in his presentation, we still very much reflect the probability that competition comes in and takes share from us. He showed you that Avastin in lung cancer, we’re forecasting Avastin’s share to come down to around 45 percent.

So the issue isn’t that in this plan — our current plan — we didn’t include competition; it’s that we had even more aggressive assumptions for competition in the 2007 LRP. And most of the changes that we made flowed from information we learned at the 2008 ASCO meeting, which changed our expectations about the timing and profile for some of the competitors that we’ll face. Not just for Avastin, but for Herceptin as well. We also changed some competitive assumptions for Lucentis that made a positive impact.

Now you can see here we didn’t just make positive changes. There is a big red bar in this as well. The single biggest item in the red bar was that we changed our assumptions about price increases for our commercial portfolio in the future to be more conservative, based primarily on the current market environment that we find ourselves in. I think this is an important point, because it’s different than the disclosure Roche provided in their tender offer documents where they asserted that in the 2008 financial plan we were more aggressive with our price increase assumptions.

In truth, actually the opposite is true. And that represents a majority of this red slice pictured here. We feel comfortable with the price increase assumptions and where we are right now.

So in aggregate, the impact in terms of all these changes was that U.S. sales forecasts went up by about $900 million, or about 6 percent, which is well within the normal range of variability that we see year over year when we update our long range plan based on new information in the business.

So I hope that the take home you can find from these last two slides is we feel very comfortable with the 2008 financial plan and think there are significant issues with using the 2007 numbers in trying to value the business.

Now I’m going to turn to the 2008 financial plan and go through some of the numbers with you. I’m not going to go through all of the assumptions on this slide at all; they’re in front of you. I would be happy to answer questions if you have them.

But I really just want to draw your attention to the bottom bullet point listed here. From the time we started the process of generating the 2008 financial plan, we had clear direction from the special committee of our board which we followed to the best of our ability to use assumptions that represented our best estimates for what the future will hold. To avoid being either too aggressive or too conservative, and to try to hew to the goal of creating the 50th percentile kinds of assumptions where the risks and the upsides were equally in balance.

We reminded ourselves of the objective every day when we put this together, and I would put all of the company’s financial credibility on the line in telling you that contrary to the inference in Roche’s tender offer documents that these assumptions are our best effort to forecast a middle-of-the-road case for the future and what Genentech will deliver. And we stand firmly behind the process, the assumptions, and the forecasts that we’re showing you.

So now moving into the numbers. Just a couple points on this slide; these numbers will be familiar to you if you’ve read our filings. In the appendix of the information we’ve provided you today, we take the numbers out to 2024, which is the timeframe we forecast to in the long range plan. I truncated it modestly here, mainly for the perspective of font size, but I’d be happy to answer questions going out further than this.

A second point — hopefully you’ve heard this from lots of speakers, but just to make sure you get it — these numbers are probability adjusted, so if there is an event in the future we don’t know the answer to yet, we’ll try and assess what the probability of success will be and then discount the potential revenues and cash flows accordingly. Some of the numbers in front of you here are non-GAAP, and these numbers were up to date as of November of last year. And I’m going to talk about that more in a subsequent slide.

Ian showed you the U.S. sales forecast before; I don’t want to dwell on this. This is a format that was suggested by one of our investors that I hope you find useful. I do just want to add one point, which is if you look at the orange bars at the top they don’t represent a very significant piece of our sales even going out as far as 2015.

The reason for that are probability adjustments and relatively conservative assumptions about how quickly we penetrate the market for new molecules really prevent it from making a big impact on this paper and I think that’s an important potential upside for us that I’m going to come back to at the end of my presentation.

Going to the next key item in the P&L, I’m talking about royalties for a minute. In 2009 we’re forecasting royalties of about $2.5 billion. Pretty much flat to what we were able to deliver in 2008. I’ve divided the royalties here into three categories, as I usually do. The Roche royalties that are pictured in the top here — you can see the Roche royalties, which represent about 60 percent of our total royalties, growing in the mid- to high-single digits through this period as Avastin continues to grow, offset by a flattening in Herceptin growth and a reduction in the Rituxan (or MabThera) royalties going forward.

You can see the middle slice here is the Cabilly-related royalties. I want to focus on these for a second. These are the most complicated to model because these are influenced by our probability adjustments associated with the uncertainty we face with that patent — which, until a couple weeks ago, included the ongoing patent re-exam and litigation that we face for Cabilly.

So the impact of that, as you can see if you look in the box here — in the nine months in which we accrued Cabilly royalties in 2008 we accrued just under $300 million in Cabilly royalties. Now if you look out to a year like 2010 here and you look at this slice, it represents just around $200 million. That’s not because we expect the sales to decline on the products on which we earn a Cabilly royalty; it’s because we have this probability adjustment that brings down the forecasted cash flows that we have.

The important reason that I point this out, of course, is that subsequent to putting this model together we prevailed in the re-exam process. We had a favorable outcome to that process; that process is now over. So if you were to think today about the level of probability adjustment you would need to apply to Cabilly, you might still want to apply some because we have the ongoing litigation with Centocor, but certainly you would apply a higher probability of success, discount the numbers less, and that would probably add about $100 million per year to the Cabilly forecast from 2010 on that isn’t reflected in the plan in front of you today. And those numbers, as I said, would go up even further if we’re able to prevail in the Centocor litigation.

The last category of royalties pictured here are the non-Roche, non-Cabilly royalties. They start out in the range of around $700 million; they include products like Lucentis, Enbrel, et cetera. Those royalties are flat in some years, decline by up to about 10 percent in some years, which just reflects the expiry of patents that we have that we earn royalties on.

The last point I want to make on royalties is just to remind you this is the one line item where we face the most exposure to foreign exchange volatility. So these numbers, if there is a 10 percent move in the dollar exchange rate versus, for example, the Swiss franc, which is an important currency for us, these numbers can move $150 million to $200 million up or down in any year.

So what does that mean for the total picture as it relates to revenues? I described the two big line items for you already, so just very quickly the remaining two that are here. Sales to collaborators in 2009 we’re forecasting at about $546 million; it’s down significantly from last year for the reasons I’ve described many times related to Roche volumes and the expiry of the short-term Herceptin supply agreement. Sales to collaborators grows slowly over this period as we begin to manufacture Actemra and other new products as you look out into the future.

Contract revenues in 2009 we’re forecasting at around $370 million. We get these primarily from Roche and from Biogen IDEC. You see the progression of contract revenues being pretty uneven as it’s based on our assumptions about milestone payments and opt-in payments from our collaborators.

So in aggregate what you see here if you look at the total revenue picture is we’re assuming growth in our total revenues generally in the range of the high single digits, something that I think is very achievable for Genentech given our products, given our pipeline, and not an overly aggressive assumption for us to build our model from.

So how about translating those revenues into operating income? You can see pictured here our forecast for operating income and margin over the time period. In 2009 we’re forecasting operating income of about $6 billion, and an operating margin of 44 percent. That’s up from 42 percent last year as we continue to improve our cost of sales and control our MG&A expenses.

You do see a modest movement in the wrong direction in 2010 — this is actually just a couple tenths of a percentage point, but it’s exaggerated by the rounding that I have here. That’s due primarily to the fact that we’re increasing our lower margin ex-U.S. sales next year. And also that we’re bringing some additional manufacturing capacity online which will influence our cost of sales.

But with that exception you see this line continuing to trend in the right direction over this time period, getting up to around 50 percent. In the box here I’ve tried to give you a sense for how each of the line items contributes to this increase. You can see a couple hundred basis points’ worth of improvement in cost of sales as we better utilize our manufacturing capacity, and also as some patents expire on which we currently pay cost of sales royalties to third parties. You can see improvement in MG&A, again as we control expenses in the business, and also there are some third-party patent impacts that influence this line item.

The last piece is a reduction in our collaborator profit sharing as our product mix changes over time, including our assumption that we’re able to bring forward a second-generation anti-CD20 product, upon which the profit share is more favorable.

So turning now to taxes, in 2009 we’re forecasting our tax rate at about 36 percent, and we forecast that to come down to about 30 percent in this time horizon based primarily on the move to manufacture some of our products in Singapore. This is an important item of disagreement between our model and Roche’s model, where they assume a 35 percent tax rate. We feel very comfortable with these assumptions and I want to explain to you some of the reasons behind that.

The first is that we based this tax planning assumptions that are really right in the middle of what other companies have done successfully in terms of transfer pricing and what the IRS has accepted to date, so we feel comfortable we haven’t been overly aggressive with our assumptions.

They’ve been reviewed by many third parties including an internationally recognized accounting firm, a law firm that specializes in transfer pricing, two consultants that have experience in this field; it’s been reviewed by the Roche tax team. It’s been reviewed multiple times by our board of directors. So we’ve had a lot of eyes look at this and feel comfortable that we’re not being overly aggressive in our assumptions.

I would also note that we do have an upside case that we’ve looked at sometimes when we try and do tax planning where we can bring the tax rate all the way down into the mid-20s — around 24 to 25 percent — if we are more aggressive both in our assumptions and in our facilities plan. And we did not make our aggressive case into our model here because again, what we tried to do on every line item is find a case that we felt was appropriate given what we knew today. Where of course there might be some downside risk, but there is upside opportunity as well that are in balance.

I think the last point I would make on this tax rate is it’s important to note that in our industry pretty much every other company has done this, and more successfully. You can look at most of our competitors who have tax rates in the mid-20s or even better based on strategies that are extremely similar to what we’re planning to follow here. So these assumptions, we’ve rigorously reviewed them and feel comfortable with them.

I want to make one new piece of disclosure in the tax section that I think is an important thing that’s not included in the 2008 financial model, and it’s something that to the best of my knowledge investors haven’t picked up on yet. Two weeks ago, California as you may have read passed a budget, and that budget included a change in how companies can calculate their state corporate income tax in California starting in the year 2011. This change enables companies to use what’s called a single sales factor.

This is something we’ve been pushing for for years. We think this is a very positive change for California to keep the state competitive. We think it puts California back in play as a place where we might build or expand in the future, because this again makes it competitive with other places like Oregon, where we chose to build our most recent U.S. plant. And the net impact of this change is it will reduce our tax rate in this time period, starting in 2011, by 2 percentage points.

So on this picture where you see the number 30 percent, our current best thinking would be 28 percent based on that change in the California state tax law. So I think with that change on addition to all the other things that we’ve done here, I really don’t see any credible good reason why you would use a 35 percent tax rate in forecasting the future of this business, and feel comfortable that today our best thinking is closer to 28 percent.

All right. So boiling that down now to earnings per share. Most of you will recall in 2005 we set a goal for the next five-year period — 2006-2010 — to deliver earnings growth rate over that time period that was 25 percent or greater. We have forecasts here for continued nice profit growth. If we deliver this number in 2010, the five year period we’ll be able to deliver a 28 percent growth in earnings over that five-year period. So that’s on the back of the 33 percent growth in earnings we delivered over the six-year period that ended in 2005.

And you can see going forward from there, 2010-2015, we put the compound annual growth rate in front of you of 16 percent here. This is driven of course by growth in revenues, improvement in margin, improvement in our tax rate, and an assumption that we’re able to reduce our shares outstanding that I’ll get back to on the next slide when I talk about cash flow generation.

I do want to make the point here that based on the changes I’ve described for you today — and those changes are primarily the California state tax change, the change in Cabilly — offset by the change in the Raptiva forecast, which has come down based on the PML cases — but based on really everything we know today in the business, our best thinking about this number would be more like 18 percent rather than the 16 percent that’s listed there.

I want to make one more point on this slide which relates to the very last period here. You can see that our earnings are continuing to grow nicely through the period 2018. And even in Roche’s model, you can see earnings continue to grow over this period in the range of around 11 percent. Now what Roche has done in their valuation assumptions is basically assume at the end of this period, in 2018, our earnings growth comes down to what I would view as a pretty paltry 2 to 3 percent.

What I disagree with about their methodology is that they’ve burdened our cash flows in this period of time with billions of dollars in R&D spend every year. So we’re spending something like $30 billion on R&D in this period. And what we get for that R&D spend, according to their model, is that 2 to 3 percent growth in the out years here. I’d like to believe that Genentech, if we continue to spend those kinds of numbers — and in our model it’s actually closer to $40 billion we’re spending on R&D in this period — can continue to deliver growth in the period beyond this.

That’s what we’ve modeled. As I said, those numbers are in the appendix for you. We feel good based on all of the things we’re doing that we talked to you about today, our approach to science, our approach to R&D — that there is no reason to believe we can’t continue to be successful in the future. Maybe not at some of these enormous numbers that we’ve delivered in the past, because we’ve got a bigger base, but 2 to 3 percent seems a little bit light.

Moving on to cash flows now. This is probably my personal favorite slide in the whole presentation. You can see our cash flows growing from a starting point in this period of about $4 billion a year out to about $10 billion a year in the out year of the plan. Over this 10-year period we’re forecasting the business to generate about $66 billion in cash flows in aggregate.

I should make one note of a methodology standpoint here; the numbers in front of you here exclude the cash flows associated with investment income. That’s normally not what we do when we report in our quarters, things like that. We thought that was more appropriate purely from a valuation standpoint because we’re going to count the balance sheet separately when I come to that slide. But if we include investment income in these numbers, they would be even bigger than what’s pictured here.

An important question, of course, for us is what we’ll end up doing with this money. In the 2008 financial plan what we assumed in the short term is that the primary use of cash would be for share repurchases. And you can see our shares outstanding come down through that period of time.

Of course in reality as we run the business this cash flow provides us with tremendous flexibility to do whatever we think is in the best interest of shareholders with this money, including potentially M&A, dividends, et cetera — whatever we think would make the most sense at the time. And different strategies as it relates to use of cash would of course change some of the assumptions as it relates to other income, earnings per share, shares outstanding, et cetera.

Let me move out of the numbers for a second here and talk to you about some of the areas where we have disagreements in terms of assumptions with Roche. I mentioned to you earlier that in November of last year we shared our financial model with Roche. And Roche came back to us afterwards with a list of points where they felt like our assumptions were overly aggressive.

So we spent the next two months sharing information with them. Multiple meetings, multiple phone calls, lots of backup documentation to support every one of the assumptions that we’d made. And in January, Roche came back to us with their list of disagreements and it was unchanged from what they’d showed us in November. That’s what’s in their November tender — that’s what’s in their recent tender offer documents and it’s in ours as well, and it’s summarized on this slide here for you.

So when I got Roche’s list in January I was disappointed for a couple reasons. The first was that not a single point had changed. And I felt like we had provided a lot of information and some of it extremely compelling, or all of it compelling, and some of it very clear and hard to argue with to support our point of view on all of these points. The second reason I was disappointed was because some of the items on this list, in my opinion, are pretty inconsequential. So, capital expenditures, for example, if you look at the changes made between the 2007 LRP and the 2008 financial plan, in the average year the change is about 40 million dollars. And that’s based on changes in our small equipment purchases that we forecast out based on the actual numbers that we have today. So again we have backup for those changes. Now, upon reflection, a note that I was also going to make and I almost forgot, is that they didn’t identify a single area where they thought we were being too conservative and where we could be more aggressive in our assumptions. So, upon reflection of course it’s obvious that it wasn’t in their interest to agree with the assumptions that we’d had in our plan and it is in their interest to have a list of disagreements like this that they can share with investors, and I can understand that, and here it is for you to consider. We’ve shared our thoughts on every one of these points in the 14D-9 filing. We’ve covered the important ones today and I’m going to come back and summarize the important ones at the end. I’ll be happy to answer your questions on any of these areas.

Now, an important point for us to make here is that our perspective isn’t that there aren’t risks or downsides in our plan, of course there are. Things could not go exactly as we anticipated. But what we believe is that those risks and downsides are adequately and appropriately balanced by potential upsides that we might be able to deliver, and I’ve summarized some of them here, primarily relating to the productivity of our pipeline, the potential that competition could stumble, and of course the potential that we can utilize our financial strength and our scientific expertise to access new molecules from in-licensing or M&A that can support the business as we’ve been able to do in the past.

I just want to make one more point here which is to remind you that the numbers I’ve shown you today were up to date as of November of last year. A couple of weeks ago, before we filed our 14D-9, we met with the special committee of the Board and we went through our perspective on the business and how it’s changed since November to say mid-February, and we shared the very issues listed here at this point. That we had the PML cases of Raptiva, and we assume that will bring down our Raptiva forecast pretty significantly and that that’s a downside, but we communicated that that was offset by the upsides that we would put in their model from new clinical data that we’d received subsequent to the November financial model. And I list the three studies here — the RIBBON-1 trial, the Image results which Hal went through with you, and the ATLAS results for Tarceva. And we felt like an aggregate, that actually left us in a net positive position, the Raptiva decrease against these three, modestly so.

The good news for us is the last couple of weeks, as I’ve described, have been good weeks for the company. And we’ve added the California tax change now to our thinking, that’s a material change, the Cabilly re-exam, and one other one that we haven’t talked about in much detail is we now have an assumption for one additional year of patent protection for Rituxan based on a recent patent that we were able to have issued. So all three pieces of significant positive news that weren’t reflected in the November financial model that leads us to believe that as of today, our prospects are even stronger than the ones we shared with you in the document and the ones that are in the slides today.

Now I want to switch gears and talk to you about some other items that we think are of important value to Roche in a potential acquisition of Genentech that you should be thinking about. First is probably the easiest one to describe which is our balance sheet value. We had at the end of last year about 9.6 billion dollars in cash and investments with about 2.8 billion in debt on our balance sheet. Our cash position has grown about a billion dollars a quarter so as time passes this continues to move in the right direction for us. Our investments are conservatively managed and quite liquid. The second area is operational synergies. The third area that is quite important is the potential for tax synergies, and I want to talk about two areas specifically here, where Roche may be able to reap value in an acquisition. One is the potential to do the kind of global intellectual property and R&D cost sharing that most multi-national companies do, such that as new discoveries are made in Genentech research, those discoveries can be owned in a more global nature and the profits that may accrue to them in the future years therefore are allocated to multiple jurisdictions, some of which have lower tax rates than the U.S. Right now, when Genentech makes a discovery, that discovery is owned in the U.S. and the value associated with that IP is reflected in our United States tax rate. This is a tried and true thing that many companies, including Roche, have done in other areas.

A second potential for upside from a tax standpoint is the opportunity to use inter-company loans so you can increase the amount of interest expense you can deduct in the United States and offset against the profits that you have here. Again, something that many other companies, including Roche, we think are quite familiar with. And then the last point that I want to talk about here is the ex-U.S. rights post-2015. So as most of you know, Roche has the option to commercialize the products that come out of Genentech research outside the United States, and that option expires in the year 2015 and we have no obligation to extend that. And we think there is significant upside and growth potential for our business and value associated with the ownership and control of those rights.

So let me show you some evidence to support that assertion. So on this slide here is Roche’s pipeline, copied from their public statements, phase two and beyond. In blue now are the products that are being developed in collaboration with Genentech. And pictured here is what the pipeline looks like if you take those products away. So when I look at this slide, I am reminded that Roche deserves tremendous credit for the astuteness of their early investments in Genentech, for how they’ve managed the partnership effectively, and for the tremendous returns that have come to both Roche and Genentech for working together on these and other products. But there is a consequence to that success, which is I think it is of critical importance to Roche to continue to have access to the Genentech pipeline as they think about growing their business and continuing to feed their development and commercial infrastructures in the years beyond 2015. We’re right now putting seven or eight molecules into development every year, we expect to continue and expand on that research productivity in the future, and we think access to those molecules in the long run is of critical value to Roche that we hope investors will consider and take in mind when you think about an appropriate value for this business.

Alright, that brings me to my last section now and I have some concluding thoughts, really focused more qualitatively on where this business could be going. What’s pictured on this slide here is a gross oversimplification of the strategy that we’ve been executing against for the past 15 years. So in the mid-1990s — those of you who have been following the company might remember — Genentech dramatically increased our spending on R&D and made a big bet on our ability to bring forward a number of new molecules and launch them in the late 1990s and early 2000s. And that came together quite successfully for us. In the period of time pictured in blue here, we launched seven molecules and ignited the beginnings of a very significant and important growth spurt for the company. Now again, as those molecules started to make their way to market, we decided to make a big investment in line extension for those molecules, primarily Rituxan, Herceptin, Avastin. And again we’re in the middle of this orange period pictured here and that strategy has worked out very well for us. The business has been growing very nicely over the last few years, with a primary contribution from the line extensions that we invested in. And the last piece here is about five years ago we made the decision that it was really critical, our top business priority, to expand our investments in our early pipeline and our late stage research efforts and to try and position the company such that we’d be bringing new molecules to market right about at the period of time as the line extensions that we’d invested in started to peak. And you can see where the orange and the green overlap on this slide here.

And as we stand here today in March on the cusp of the data from the C-08 study, I think it’s fair to say that if C-08 is successful and we can expand Avastin into the adjuvant setting, this strategy will have come together better than we possibly could have anticipated when we started working on it. And we will be in a position to deliver growth over this 20 year time pictured here, that very few large companies have been able to deliver and needless to say, we are extremely fired up for what this business can do if C-08 is positive. But I also want to make the point that if C-08 doesn’t come through successfully, we think we have lots of other opportunities that we can use to continue to grow this business looking out into the future.

So what’s pictured here are some of the important line extensions, the lines sort of ties down to the present here today, that we think we can be bringing to market to continue this growth through the end of this orange period pictured here. We’ve talked about lots of these today and why we think they’re important. I also want to make the point that we as a management team are really fired up by what this green period could look like because of the potential that we have to bring our early stage pipeline forward and get some of these molecules to market. So I mentioned before that we’ve made a very conscious strategy in terms of growing our new molecular entities in our pipeline about five years ago. And we’ve been more successful at that than I think we could have anticipated as is pictured on this slide. 2003, at the end of the year, we had five new molecules in the pipeline. At the end of 2008, we had 26. Now there is no way to know which of these molecules is going to get to market, it’s not going to be all 26, but I doubt it’s going to be zero either. And I think if you look at the period of time out beyond 2010, we have a nice chance to be bringing five, ten, maybe more molecules from this pipeline and launching them and getting them into the marketplace. And new launches are particularly exciting for us because of the upside opportunity that they represent. And I thought I would show you just a couple of numbers to support that idea that are pictured here. So these are our two most recent launches for Avastin and Lucentis and what I’m showing you in the top row here is what our forecast was for sales in the calendar year that we launched these projects when we launched them. And this is what the actual sales were at the end of the year. When you bring forward new molecules that are based on novel mechanisms in areas of significant unmet medical need, sometimes you have the opportunity to really make a transformational difference for patients. And while we try and forecast these new molecules, as I said, conservatively, both with PTS but also with the time it takes to get to peak, you have the opportunity to take advantage, sometimes, of being in that sort of fat tail of potential distributions where you make a really big difference and you make it quickly. And as we’re thinking about the maturation of our early pipeline, we hope to have lots more stories like this that we’re able to tell you and we believe and hope that we’re on the cusp of that early stage pipeline starting to look as promising as these molecules looked as they matured.

And I just want to make one last point on this point, on this area. I think that Roche’s perspective on this company and the early pipeline, I don’t think what I’m describing on these last couple of slides is lost on them. Those of you who have been around for awhile will remember that Roche has made three major investments in Genentech in the past. In 1990, in 1995, and again in 1999. Each time I think Roche was able to take advantage of their very long term planning horizons and their really astute and unique perspective about what’s going on at Genentech, take advantage of those to make investments where they were able to deliver a very significant return for their shareholders. And it is my personal hypothesis that this dynamic, as it relates to where the early pipeline is, that it may be just a little beyond the reach of what investors are willing to discount and how they’re willing to value, but that there’s tremendous potential in here with all these molecules and that may be influencing some of the decisions that they’ve made in terms of the timing and the actions that they’ve taken.

So my last slide, this is my summary and the conclusions of my talk. Rather than reading it for you I just want to summarize for you what I believe are the four most critical points of disagreement between valuations that Roche is using and valuations that you’re using, that we’re using, so you can be familiar with them. So the first is again which operating income forecast to use. We’re using the 2008 financial plan, they’re using the 2007 LRP, we think we have a very good reason for using the assumptions we have and that it’s a more appropriate set of numbers to be working with. Second area of potential value to Roche is a valuation from a balance sheet and a tax rate standpoint. So, in Roche’s numbers that they shared, they did not include our long-term marketable securities, and they assume a 35 percent tax rate. We think we can do better than that as I’ve discussed. A third important area is the long-term growth rates of the business. I mentioned earlier that Roche, while counting the R&D spend that we have over the next decade is using relatively small long-term growth rates as you look out beyond 2018, we’ve modeled growth rates that we think are still quite reasonable but that are in excess of Roche’s. And the last is the valuation of the ex-U.S. rights after 2015. We think there is very important and substantial value in the ownership and control of those rights that isn’t reflected in Roche’s offer.

I just want to close now with a personal story from my standpoint. The first time I visited Genentech was about 17 years ago. I was a young sell-side analyst, and I had the opportunity in my job, as many of you do, to visit lots of companies. And what struck me about Genentech from the first time I walked into the doorways of the company and spent a morning there were the depth and quality of the people that you got to meet with. I met with about four people in my first meeting, would come back year after year, and everyone Genentech trotted out in front of me was really smart, really committed to what they were doing, and tremendously passionate about the ability of the company to make a big difference in the lives of patients and to deliver value for its shareholders. And there’s good people at all companies, that’s for sure, but the depth of the quality of people at Genentech was something that I found different when I visited the place. And when two years later Genentech gave me the opportunity to come join the company, that’s the reason I did. It’s why I’m still here 15 years later, I think there’s something very special about the workforce and the culture of the organization. It doesn’t mean we’re not going to have bad years, doesn’t mean things aren’t going to fail, but I do think in the long-term, it sets us up to continue to deliver impressive results for people. I hope that those of you who’ve had a chance to follow the company in the past have gotten to know the company, gotten to appreciate what is special about Genentech, and will factor that in to your thinking as you respond to Roche’s tender offer. Thank you.

Financial Footnotes

The Company uses non-GAAP historical measures and forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP historical measures and forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP historical measures and forecasts are useful for investors because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. Non-GAAP historical measures and forecasts have limitations because they do not include all items of income and expense that affect the Company and they are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP.

- Historical Non-GAAP Financial Measures

Non-GAAP financial measures for 2003 through 2008 exclude the effects of: (i) recurring amortization charges related to the 1999 redemption of our common stock (Redemption) by Roche Holdings, Inc. and our 2007 acquisition of Tanox, Inc. (such Tanox charges applicable to 2007 and 2008 only) of $154 million in 2003, $145 million in 2004, $123 million in 2005, $105 million in 2006, $132 million in 2007, and $172 million in 2008 on a pretax basis, (ii) litigation-related and similar special items for accrued interest and associated bond costs on the City of Hope (COH) judgment, including accrued interest and costs related to obtaining a surety bond, and certain other litigation related matters, in 2003 of ($113) million including Amgen and Bayer litigation settlements (net of accrued interest and bond costs related to the COH judgment); in 2004 of $37 million including accrued interest and bond costs related to the COH judgment (net of a released accrual on a separate litigation matter); in 2005 of $58 million including accrued interest and bond costs related to the COH judgment and net amounts paid related to other litigation settlements; in 2006 and 2007 of $54 million; and in 2008 of ($260) million on a pretax basis, (iii) employee stock-based compensation expense of $309 million in 2006; $403 million in 2007; and $399 million in 2008 on a pretax basis, (iv) a non-recurring charge of $77 million in 2007 related to the acquisition of Tanox, Inc. on a pretax basis, (v) a non-recurring gain pursuant to application of EITF 04-1 to our acquisition of Tanox, Inc. of $121 million in 2007 on a pretax basis, (vi) recognition of deferred royalty revenue resulting from our acquisition of Tanox, Inc. of $6 million in 2007 and $15 million in 2008 on a pretax basis, (vii) asset impairment charges of $15 million in 2008 related to the acquisition of Tanox, Inc. on a pretax basis; (viii) fees incurred on behalf of the Special Committee related to the proposal by Roche to acquire our outstanding shares (Roche Proposal) of $14 million in 2008; (ix) the cumulative effect of accounting changes, net of tax, of $47 million in 2003; (x) the related net income tax effects of excluding these items of $16 million in 2003, $73 million in 2004 and 2005, $191 million in 2006, $166 million in 2007, and $109 million in 2008. Please note that we did not adopt FAS 123R retrospectively.

The Company believes it is appropriate to exclude the effects of the Redemption-related charges; litigation-related and similar special items; the in-process R&D charge, recognition of deferred royalty revenue, asset impairment charges, recurring amortization of intangible assets and EITF 04-1 gain resulting from our acquisition of Tanox, Inc.; and charges associated with supporting the Special Committee because those amounts were the result of transactions that are unusual due to their nature, size or infrequency. The Company excludes the effects of employee stock-based compensation because of varying available valuation methodologies, subjective assumptions and the variety of award types; such exclusion facilitates both comparisons of the Company’s operating results to our peer companies and comparison of the Company’s financial results to any previous periods during which the Company’s equity-based awards were not required to be reflected on the Company’s income statements. Additionally, the Company excludes the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP net income and EPS.

- Non-GAAP Financial Forecasts

The forecasts of non-GAAP financial measures exclude the effects of: (i) recurring amortization charges related to the Redemption and our 2007 acquisition of Tanox, Inc., (ii) items related to our acquisition of Tanox, Inc., including recognition of deferred royalty revenue, (iii) income tax effect on recurring charges related to the Redemption and our acquisition of Tanox, Inc. and recognition of deferred royalty revenue, and (iv) employee stock-based compensation expense. Additionally, estimates for unknown matters and other items which the Company cannot reasonably forecast, including costs incurred by the company on behalf of the Special Committee in connection with its review of the Roche Proposal and Roche Tender Offer, as well as legal costs incurred in defense of the Special Committee and/or its individual members in shareholder lawsuits filed in connection with the Roche Proposal and Roche Tender Offer, are not included in the non-GAAP forecasts. Free cash flow forecast is defined as non-GAAP operating income minus changes in working capital and capital expenditures.

The Company believes it is appropriate to exclude the effects of the Redemption-related charges, the impact of future litigation and other special items because these amounts are unknown to the Company or will be the result of transactions that are unusual due to their nature, size or infrequency. The Company excludes the effects of employee stock-based compensation from the non-GAAP forecasts because the calculation requires assumptions about future unknown matters, including the Company’s stock price and the amount and type of awards to be issued, varying available methodologies and other subjective assumptions. The Company excludes the tax effects of certain items described above in order to present a more meaningful measure of non-GAAP EPS. The Company has historically excluded similar items when presenting non-GAAP financial measures. A quantitative reconciliation of these non-GAAP financial forecasts is not available without unreasonable effort.

Arthur D. Levinson, Ph.D., Chairman & Chief Executive Officer – Conclusion:

Arthur Levinson:	Thank you, David. Thanks for your patience and your attention. We’re going to wrap this up. I’ve just got a few slides here. Over the last few years, as I’ve been giving various talks to the company employees — I do that every couple of months, as certainly you would expect — one of the topics I frequently bring up and think about and ponder is the long run of success that we have enjoyed and had as a company. One way, of course, to look at that is the revenue slide that I showed you earlier, and EPS chart that I showed you.

And I started pondering a few years ago why is it that so few companies are able to deliver, let’s say, 20 percent-plus CAGR EPS growth for more than eight, nine, or ten years. And I did a little bit of my own analysis and looked at how many companies were able to run that string for eight years, and it was maybe 20, 25 companies. And then you look at 10 years out and it really shrank pretty dramatically. And then you really hit a cliff at around 12 years. You had a few — Microsoft, Dell, Starbucks — and then by the time you get to about 12 years, I mean, there’s virtually nothing left.

And why is that? Were there any lessons there that might be applicable to us? And everybody has their own story, of course, and there’s something that you might be able to transmit to Genentech, or maybe not. In some cases there might be tremendous execution of a great business plan, but after all, how many Starbucks can you actually get on a block? They’ve done a great job, but okay.

Other companies, I think, get burdened and fall apart by cultural changes. There’s an arrogance that sets in; there’s a lack of humility. There’s just a belief that is never valid that everybody there is better — and I won’t name companies, but they’re better than everybody else, and it just is very inward-looking, and I think they in large part bring it on themselves.

But to the extent there were lessons — and as somebody who lived through Genentech in the ‘80s, when we kind of rode high and we had our own arrogance set in, it was really important to me that I did everything that I could to make sure that we didn’t fall and fail and break this great track record because of faults we should be able to control. So it’s one of the reasons that I always stress humility and a lot of respect for the competition, and the fact that we really have to dig deep and get the very best people and work really, really hard, because life is tough.

And I think we have an environment that pretty much reflects that philosophy. And when you look around, you look at our business, you look at the untapped potential of the molecules and where the science is going, and this tremendous need YET for better drugs, more important drugs in new diseases, I don’t see any fundamental limitation to the business model.

So a few weeks ago I just asked for a quick analysis, because we’re now running — my chart that I reflected back on earlier on revenue and EPS ran from 1998 to 2009, and we had a great record. So we took a look at what large-cap companies have been able to deliver from 1998, and then I went out to 2009 using analysts’ projections and asked, “What companies are on this list that have a market cap of over $50 billion worldwide?” And you can see that there are a lot of great companies that have been beautiful. QUALCOMM is up here at number 2-29 percent CAGR from ‘98 to 2009. Oracle, Apple, Siemens, da da da. Amgen’s down at 13. Great track records.

But again, so many companies hit this 12-year period — the few that are left in here — and really do fall off the cliff — and the question is, “Where are we?” Here we are. And I looked at this and I sat back, and it was very satisfying. But I think if anything, I think to all of us — I speak for myself and I think for everybody on the stage up here — says that there’s a great responsibility here and a tremendous opportunity not to fall back. Again, we got the great science, we have the unmet medical need, we have great potential here, and I don’t see anything in the business structure that — unless we just screw up, in which case we should all get fired — that says that this has to end.

So let’s take a look at the plan. I’m just going to kind of recast it. David presented it elegantly. But what might this company look like in 2015? Is there any signs that over the next six years all of a sudden this 12-year streak for us is going to come to an end? Why can’t we run it out 12, 15 years, 20 years? Richard touched on a great — and Marc — scientific opportunities. We have a great development team; we have a great commercial team. I don’t see any limitations here and any reasons why we shouldn’t continue to be very successful.

You look at the potential to launch 60 line extensions between 2009 and 2015, potential FDA approvals of 15 NMEs between 2010 and 2015. Yes, there’s been a lot of focus, appropriately, on the C-08 trial, but when we modeled the business plan — and while we are very cautiously optimistic about the C-08 trial — it might not work, and if it doesn’t work, we believe that we will continue to thrive as a company. So we look forward with a lot of confidence to the future.

I also want to come back and just touch very briefly on a concept that David mentioned, and I think that just ran through Richard and certainly Marc’s presentation. If you look at how we as a company have made just really tremendous scientific breakthroughs and really fundamentally changed the lives of patients for the better — you look at some of the top discoveries that we have made a company scientifically, you know, starting from Herb Boyer’s vision to hire the great scientists and do the pioneering, cutting basic science, and using that knowledge from the basic science to develop fantastic new drugs.

I’m not going to detail this list, but there’s just some amazing things that I don’t think any other company could have done. They just don’t have a business model that would allow them to do that. Not that they’re bad companies — they’re good companies — but really what they kind of do is survey the academic field and if they stumble upon something, they’ll go crank away at the chemistry and try to tweak things here and there, and they develop very useful drugs, but they tend not to pioneer the breakthroughs. And that’s really what we’re all about.

And you heard, I think, a beautiful presentation from Marc just a bit ago on a potential new basis for Alzheimer’s. And what this plan does not quantitatively capture — because I think it would be, again, perhaps arrogant to do so and to assume great success — it doesn’t capture the value of these potential transformative medicines that could come out here. So we have an Avastin. We didn’t expect an Avastin to be the kind of product that it was. It just developed into something that was fantastic. Likewise, when we started the Herceptin work way back in the early 1980s — ’81, ‘82 — we had the first clone of a human gene for the HER2 — what turned out to be an oncogene, and we explored it, and it developed and we ended up with Herceptin 16, 17, 18 years later. Exceeded vastly our expectations.

So we haven’t really quantified that because I don’t know how you count on that. But with the whole background of all the stuff that’s going on in research and science, my guess is that we’re going to have a few more of those over the next few years, and we’re, again, not counting on it, but it seems to be there as a distinct possibility.

So I just want to close by saying that— back to Roche — none of us are surprised by Roche’s interest in acquiring Genentech. David, I think, covered this, and I liked his slide on the development path and our contributions to their particular pipeline. When Franz Humer called me last July to tell me of their intention to acquire us, my immediate reaction was to tell him that I understood — I wasn’t angry — I was sad. I was disappointed, but we understood why they might be interested in that. We can certainly understand their motivation to acquire us. David earlier did reference that pipeline and had those contributions from us at play here.

But this slide illustrates another way of looking at this. We think it quite well reinforces the importance of our efforts to their ongoing success. Don’t try that in PowerPoint.

Last slide. So we believe we’re valuable to the minority shareholders, as well as to Roche. We believe there’s a significant disconnect between the special committee’s and Roche’s valuation of the company. The special committee has spoken on their own, and I think it is our collective judgment that we agree with the special committee and we are aligned with them on that. We’ve given you a lot of information today, more so than usual, but there’s an important assignment that all the minority shareholders have right now. And finally, we don’t believe that that tender offer adequately reflects the value and the future potential of Genentech’s business.

I just want to end with a final comment to you in the room and on the webcast as our shareholders. As our public shareholders, you have been and continue to be important partners to Genentech in achieving the many successes that we’ve had in our history. I’ve heard from a great many of you. We’ve been on the road, we’ve been on the phone, we’ve talked to a great many of you over the past few months during this process, and I and we greatly appreciate your thoughtful comments and the shared enthusiasm for our success and our future. And on behalf of all the employees at Genentech, we thank you, and we stand at your attention.

Thank you.

Arthur Levinson:	So we’re going to go into a Q&A now. All questions are welcome and invited. Thank you.

Financial Appendix

GAAP to Non-GAAP Reconciliation:

The Company uses non-GAAP historical measures and forecasts to monitor and evaluate the Company’s operating results and trends on an on-going basis and to facilitate internal comparisons to historical results. The Company also uses non-GAAP historical measures and forecasts internally for operating, budgeting and financial planning purposes. The Company believes that the non-GAAP historical measures and forecasts are useful for investors because it provides them with the ability to compare projected future operating results to historical operating results, better identify trends in the Company’s business and better understand how management evaluates the business. Non-GAAP historical measures and forecasts have limitations because they do not include all items of income and expense that affect the Company and they are not prepared in accordance with, and should not be considered in isolation of, or as an alternative to, measurements required by GAAP.

Historical non-GAAP measures:

Non-GAAP financial measures exclude the effects of: (i) recurring amortization charges related to the 1999 redemption of our common stock (Redemption) by Roche Holdings, Inc. (Roche) and our 2007 acquisition of Tanox (such Tanox charges are applicable to 2007 and 2008 only) of $198 million in 1999, $375 million in 2000, $322 million in 2001, $156 million in 2002, $154 million in 2003, $145 million in 2004, $123 million in 2005, $105 million in 2006, $132 million in 2007, and $172 million in 2008 on a pretax basis, (ii) costs incurred by the company on behalf of the Special Committee in connection with its review of the Roche proposal to acquire our outstanding shares (Roche Proposal), as well as legal costs incurred in defense of the Special Committee and/or its individual members in shareholder lawsuits filed in connection with the Roche Proposal totaling $14 million in 2008 on a pretax basis, (iii) the net litigation settlement related to the City of Hope (COH) judgment of ($300) million in 2008 on a pretax basis and additional costs accrued related to the COH contract dispute of $40 million on a pretax basis based on the status of negotiations between the parties on amounts owed for periods subsequent to the original court judgment rendered in 2002, (iv) litigation-related and similar special items for accrued interest and associated bond costs on the COH judgment, including accrued interest and costs related to obtaining a surety bond, and certain other litigation-related matters, in 2002 of $544 million; in 2003 of ($113) million including Amgen and Bayer litigation settlements (net of accrued interest and bond costs related to the COH judgment); in 2004 of $37 million including accrued interest and bond costs related to the COH judgment (net of a released accrual on a separate litigation matter); in 2005 of $58 million including accrued interest and bond costs related to the COH judgment and net amounts paid related to other litigation settlements; and in 2006 and 2007 of $54 million a pretax basis, (v) employee stock-based compensation expense of $309 million in 2006, $403 million in 2007, and $399 million in 2008 on a pretax basis, (vi) certain items related to our acquisition of Tanox, including a non-recurring charge of $77 million in 2007, a non-recurring gain pursuant to application of Emerging Issues Task Force (EITF) 04-1, “Accounting for Preexisting Relationships between the Parties to a Business Combination,” (EITF 04-1) of ($121) million in 2007 on a pretax basis, a non-recurring asset impairment charge of $15 million in 2008 on a pretax basis, and recurring recognition of deferred royalty revenue of ($6) million in 2007 and ($15) million in 2008 on a pretax basis, (vii) the changes in fair value of certain derivatives recorded in “other income, net” of $10 million in 2001 on a pretax basis, (viii) costs related to the sale of inventory that was written up at the Redemption due to push-down accounting in 1999 and 2000 of $93 million on a pretax basis, (ix) charges in 1999 related to the Redemption and push-down accounting of $1,208 million and legal settlements of $230 million, (x) the related net income tax effects of excluding these items of ($325) million in 1999, ($127) million in 2000, ($64) million in 2001, ($280) million in 2002, ($16) million in 2003, ($73) million in 2004 and 2005, ($191) million in 2006, ($166) million in 2007, and ($109) million in 2008, and (xi) the cumulative effect of accounting changes, net of tax, of $58 million in 2000, $6 million in 2001 and $47 million in 2003. Please note that we did not adopt FAS 123R retrospectively.

The Company believes it is appropriate to exclude the effects of the Redemption-related charges; litigation-related and similar special items; the in-process R&D charge, recognition of deferred royalty revenue, asset impairment charges, recurring amortization of intangible assets and EITF 04-1 gain resulting from our acquisition of Tanox, Inc.; and charges associated with supporting the Special Committee because those amounts were the result of transactions that are unusual due to their nature, size or infrequency. The Company excludes the effects of employee stock-based compensation because of varying available valuation methodologies, subjective assumptions and the variety of award types; such exclusion facilitates both comparisons of the Company’s operating results to our peer companies and comparison of the Company’s financial results to any previous periods during which the Company’s equity-based awards were not required to be reflected on the Company’s income statements. Additionally, the Company excludes the tax effects of the items noted above in order to present a more meaningful measure of non-GAAP net income and EPS.

Free Cash Flow:

For purposes of determining the Horizon 2010 goals, we forecast free cash flow as cash from ongoing operations less capital expenditures, and do not include in this goal items which we believe do not reflect our operational performance, such as litigation settlements, and trading portfolio changes. In order to determine progress toward the 2010 free cash flow goal through December 31, 2008, free cash flow was determined by “net cash from operating activities” less capital expenditures of $1,214 million in 2006, $977 million in 2007 and $751 million in 2008, the effect of changes in the trading portfolio of $29 million in 2006, $360 million in 2007, and $(82) million in 2008, and the after-tax effect of the payment in Q2 2008 related to the COH litigation settlement of $291 million. Capital expenditures for 2008 exclude a $200 million financing payment related to the construction of a manufacturing facility in Singapore that also reduced our 2008 free cash flow.

Question and Answer Session:

Arthur Levinson:	So we’re going to go into a Q&A now. All questions are welcome and invited. Thank you.

Geoff Porges (Bernstein):	Thanks, and I really appreciate all the additional information. Dave, ones questioning why didn’t you start doing that 17 years ago, give us a sense of all this potential. Quick question for — on biosimilars. My recollection from the document last week is that you’re assuming a 50-percent erosion and then five-percent after that. Could you talk about — I mean, how would someone even go about developing a biosimilar version of Rituxan? Assuming that you’re 2014 patent was — they were able to do it then. I mean, what would be involved in doing it? How would you do it, and how likely is it? Is that 50 percent realistic?

Arthur Levinson:	It’s a very good and it’s a very important question, and I have to say that I actually believe that we’re being quite conservative in our assumptions. And let me explain why. There is a strong — an understandable need on the part of the government to — oh, is this not connected here? — to lower costs. And one of the, in quotes, “simple ways of doing” that would be to facilitate a whole follow-on biologics program.

What a lot of people don’t understand that are involved in the making of laws, is that a biologic is radically different from a chemical small molecule. So there’s a nice pathway for generic small-molecules. It’s easy and, you know, relatively straightforward to show chemical equivalence for a small molecule. So you have a Lipitor, and when the Lipitor loses patents, you can make another

Lipitor, and you can characterize it and you can be absolutely sure, with the analytical techniques available, that you have formulated and recapitulated Lipitor.

You cannot do that with a biologic that’s derived from mammalian cell culture, or even in most cases, I would argue, E-coli. These are molecules that are enormous — antibodies, 150,000-200,000 Daltons, a Dalton being the weight of a hydrogen atom. These are enormously complex molecules. How they actually fold determines their half-life and their function, their activity, their post-translational modification. How they are assembled can be as subtle as a .1-pH difference in the culture media, whether you run that CHO process 12 days versus 11 days versus 10 days. You change tanks and something happens.

And there can be — and we have seen it ourselves, we’ve seen it with Raptiva, other people have seen it with other molecules — we can go into more detail if you want — where differences that you cannot even determine analytically translate into massive differences clinically, either by PK [Pharmacokinetics], by immunogenicity, in some cases immunogenicity that could actually be life-threatening.

So the idea that all of a sudden this thing’s going to come off patent, and in the absence of clinical data there’s going to be a very clear, straightforward regulatory pathway for approval — it’s not going to happen, in my opinion. So I think it’s an important question. We’ve chosen to handle this conservatively, but I think when we’re out there and others are out there putting the science forward to the people who have to make these decisions, I think common sense and wisdom will prevail, and I will tell you that in terms of our conversations with people at the FDA, who are scientifically literate, and the people there are very, very good and thoughtful about this — they completely get this.

Geoff Porges:	So is that a big piece of up-side, then?

Arthur Levinson:	I would — the question Geoff is asking is, is it a big piece of up-side. I would say it’s a considerable piece of up-side, and personally, if I were banking on it — and nobody should bet on me, although I’m right more than I’m wrong. But I’m wrong. Yes, there’s a considerable up-side there to the plan.

Kathee Littrell:	Would you guys say your names when you ask your question, please?

Geoffrey Meacham:	Geoffrey Meacham, J.P. Morgan. And, Art glad to see you have a left-handed DNA helix on your presentation, not a right-handed one.

Arthur Levinson:	It’s right. It’s correct, believe me.

Geoffrey Meacham:	For your comments at our healthcare conference. So —

Arthur Levinson:	You still haven’t learned, then.

Geoffrey Meacham:	I know, I know. It’s been many years, actually. So given the fact that, you know, adjuvant colon or adjuvant the indication has such a long-term impact on your business. I’m wondering, A) how we should think about the read-through from the C-08 trial into other adjuvant trials, and then, B) more specifically, how do you size the business isn’t successful? Do you allocate more resource toward novel new molecular entities, or do you go by way of — do you basically wait for the adjuvant breast-cancer trial to change your thought on that?

Arthur Levinson:	So, good, very important question. I’m going to also — after I respond, I’m going to let Sue and anybody else that wants to jump in here, because it is an important question. So we have the C-08 outcome in there at a 61 percent or so positive probability of success. It’s not 80, it’s not 90 percent. There’s lots of ways it might fail. So an important question is, well, if it fails or works, what’s the impact on the other trials — for example, lung, breast? And I think we’re all — because we’ve been asked that question and we’ve all heard each other answer it at various times — we’re all relatively aligned that there is a positive correlation, but it’s not 100 percent.

So if you see a positive outcome here, I think you just would have to conclude that it is at least more likely that the other adjuvant trials are going to be positive, but it doesn’t mean it’s going to absolutely happen. You know, the biology from cancer to cancer is different. And conversely, if the trial fails, it’s probably less likely but far from zero, because there’s just differences in the fundamental biology.

I would say — just anticipating possible positive or negative outcomes, the kind of work that Richard touched on – Avastin… VEGF is a very important angiogenic factor, but we know it’s not the only one. And we started many years developing is a research program to look at what other factors might be acting in concert with VEGF to promote angiogenesis. So if in fact it’s true — and Sue went through some of the data here — that if it’s true — and it does seem to be true, biologically — that as a cancer evolves, it undergoes many accumulating mutations, but typically the very first angiogenic switch mutation involves VEGF, but by the time you have a highly metastatic chemo-refractory population of cancer cells, there are other angiogenic factors that have turned on, just as a result of evolution and survival of that particular cancer.

So to the extent there is a second or a third or a fourth — and we can attack all at once — we think that there’s an absolute potential to have a much more effective therapy, not unlike HIV therapy. You know, you have one drug — you can mutate around one drug. You start putting a cocktail, three or four drugs, and you hit the virus every possible which way — I mean, you can keep this thing at bay for many, many, many, many years, if not forever.

So, you know, part of our approach here, in addition to just saying, okay, all this up-side that might be there for the adjuvant indication, is to just continue understanding the biology, understand what is the nature of Avastin, being refractory to Avastin, and then try to attack other points that converge along that whole angiogenic pathway.

So let me turn to Sue, because I know that she’ll provide additional perspective on that.

Susan Desmond-Hellmann:	I would just add two things. Depending on the outcome of the trial, I’m going to want to know why. So if the trial’s successful, I agree with what Art said in terms of thinking about the future. If the trial is negative, I want to know is it a tumor-specific thing. Specifically, is it safety or efficacy, and if it’s safety, is that safety issue related — would it have a “knock-out” effect in the others? I would also want to think about the second colon cancer trial, and what the outcome of that is expected in 2010.

So I’d want to integrate all that information before I could benchmark the impact on the other adjuvant trials. With regard to your other question, in terms of just from a business perspective, I like the way David described our business, and you could see those NMEs. One of the things that you might be surprised to hear is in my group, when we look at a adjuvant colon positive or adjuvant colon negative scenario — in the case of a negative scenario, we’ve got this giant wave of NMEs, lots of other products. We’ve got lots of things that we’ve been moving into the pipeline, really, for the last five years, knowing we don’t want to be so dependent on one molecule.

If the study’s positive, my group really — and Richard’s laughing because we’ve talked about this together — if the study’s positive, we have such a high base to grow on that we’ve thought together about how fast could we grow R&D. Can we grow it faster? Can we keep the kind of quality? What kind of deals are out there? et cetera, et cetera?

So that’s pretty daunting. I’d love to have that challenge. You know, I’d say bring it on. But in the case of the C-08 outcome, either way I, feel great about the business.

Arthur Levinson:	May-Kin

Eric Schmidt:	Eric

Arthur Levinson:	Oh, sorry. Who’s doing…

Eric Schmidt:	Eric Schmidt, Cowen & Company. A couple of questions, also on Avastin and adjuvant. The first is for Sue. We know that you tweaked up your percent probability of success to 61 percent based, I think, on the data from ASCO on the safety side. Shouldn’t we also modulate downward your probability of success based upon the fact that this trial’s gone through several interim analyses, and that the best-case scenario, kind of wild-card terrific efficacy is off the table? That’s the first question.

And second, for Art, what did Franz Humer respond when you asked him about whether or not he’d seen any data from the AVANT study? Thanks.

Susan Desmond-Hellmann:	So, in fact, we did adjust our likelihood of success both up and down. So we went up when we got the safety data, as you’ve reflected, but we then adjusted it slightly downward based on the fact that we passed all the interim analysis, so that was part of our internal process. And the net was going from 55 to 61, but there was an up and a down.

Ian Clark:	Can I just add this one on? Can I just add, as well, you know, we also model the sales based on the target product profile, which is the hazard ratio, we haven’t got the much-better-than-you’d-expect result in the sales, so if you take them both down, you’ve got a double discount when you do that. So it’s still possible. Lower PTS, higher sales.

Arthur Levinson:	Question on the AVANT study. I haven’t forgotten. So this is a question that came up really quite early in the conversation. I raised it with Franz. And he answered it as follows: he said that he didn’t regard the outcome of C-08 to be particularly material. He said in the background, in the context of all the other clinical efforts that were ongoing at the company, that it was a trial that was one of many and was not particularly relevant in and of itself. I disagreed with that with him, but that was his position.

I asked him if he or anybody at Roche knew about the results of the trial, or has anybody looked, because that particular trial is a Roche-sponsored trial, and they, I would believe — and Sue can comment on this further — actually at some level have some responsibility to monitor it, if for no other reason than to look at safety events.

So one might assume that at least somebody at Roche might have some insight into some aspect of the data. And Franz says that he was not aware of any information from that trial.

Arthur Levinson:	Sue, this might be — just because we get this question, this is, I think, a nice opportunity to answer it fully and elaborate upon it. Do you have anything else to say about the Roche particular study and what your expectations are of their knowledge or lack of knowledge of it at any level in the organization?

Susan Desmond-Hellmann:	You know, I think it’s very straightforward in terms of the difference in the trials. If you look at C-08, everything we’ve talked to you about, we often say, “as we’ve been told by the NSABP.” So this is the cooperative group who’s carrying out the trial. The trial conduct, the coordination, and most importantly, the database and patient information are held external to Genentech. So we have — we don’t have the data. So it’s very clear.

By the way, both trials are open-label. They’re not blinded and they’re not placebo-controlled, so that is the same in the two trials. Unlike in C-08, the AVANT trial is a company-sponsored trial, and therefore the database, the information for the trial, is expected to be held at Roche. And as Art mentioned, that means there is the burden on Roche, not an external party, to monitor safety and to have the database. So I think that’s where the two studies do not mirror each other.

May-Kin Ho:	May-Kin Ho from Goldman Sachs. Even though it was only a few months ago, a number of things have changed, as you have described, in your evaluation. Have you rerun the numbers, and how are they different from $112 to $115?

Arthur Levinson:	David.

David Ebersman:	I think I’ll take that. I think the issue at hand for the special committee as of today was responding to the $86.50 offer, so that was really what they focused on, was based on what we know about the business today, is that an adequate offer for shareholders, and their response, as you know, was to recommend against the offer. That’s really where we are today.

May-Kin Ho:	And in terms of the C-08 trial, Sue, in your slides, when you showed the differences in the hazard ratios, are you assuming the — I assume — the mix of the patients are different than, for example, the MOSAIC trial, into Stage III versus Stage II, and then also in your analysis, it would be on the lymph node-positive patients?

Susan Desmond-Hellmann:	Both in our assumptions and, most importantly, in our interactions with FDA — we understand that FDA has focused their approval on the Stage III patients, on the lymph node-positive patients, so we’ve taken that into account in our planning for the trial and in our analysis plan, which focuses on the Stage III patients.

May-Kin Ho:	And I know that you don’t know everything about the AVANT trial, but if you just look at it based on what you know, in terms of the trial differences, what would you assign the likelihood of success to be for that trial?

Susan Desmond-Hellmann:	I haven’t thought about that. For the arm that has oxaliplatin-based chemotherapy, I would assume it’s the same likelihood of success as the one that we’ve assigned for our own trial. It’s harder for me to comment on the Xeloda arm of that trial, but I don’t have reason to believe it wouldn’t be somewhat similar. What do you think, Hal?

Hal Barron:	Yeah, I agree.

Mark Schoenbaum:	Mark Schoenbaum, Deutsche Bank.

Art Levinson:	Not for long.

Mark Schoenbaum:	You gave me a hard time last year, and then it was — and then Meecham wouldn’t even offer me a job. Horrible. A couple of housekeeping questions — or one housekeeping question and a couple better questions, I hope. First is for David. By the way, great presentation, David. I’m glad you’re not on the sell side anymore.

On the tax rate, there was some — in the Obama document that came out last week, there was something in there about perhaps reforming tax deferral of overseas earnings. If — and again, we’re a long way from that being implemented, and we have no idea what it’s going to look like, but if it were implemented, would that affect your long-range tax planning at all?

David Ebersman:	Yeah. Well, so, first of all, let’s reflect on the extent of what we know today, which is not much. So as I understand it, there’s a line item in the proposal that reads, “Implement international enforcement, reform deferral, and other tax reform policies.” It starts in 2011, and it has round numbers — I think it’s $15 billion the first year, then 20, then 25, which would reflect that I don’t think they’ve reached a point of really knowing a lot of specifics, or the numbers would more likely be more precise. So it’s hard for us to react to.

On the campaign trail, the wording that was often used reflected tax loopholes, and I think if that’s where the focus is — and any time you write a very complex tax code that’s got, you know, pages and pages of layers about what can be done and can’t be done, there’s always unintended consequence and opportunity to stay to the letter of what’s written and violate the spirit or the substance of it.

If that’s what they focus on, I really like our position, because our position has a tremendous amount of substance to it. We have real plants in Singapore, or we will. They cost hundreds of millions of dollars. We have hundreds of employees who will go to work there every day who will produce freeze-thaw tanks with the product that we sell in them, and they will then transfer that product to the United States. So it’s not like it’s a paper exercise where we’ve taken advantage of some complexity to pretend that profts are offshore as opposed to onshore.

Now, if they go after something different from that, they could look at, for example, how the transfer pricing works between the companies, and that’s an area that the IRS is always focused on. And we have a good sense of how transfer pricing should work because we’re involved in lots of contract manufacturing relationship already. We make product for other parties; other parties make product for us. So we’ve got a lot of backup information to support the economic assessments we have to back up our transfer pricing.

We have not used assumptions that we think are particularly aggressive, which some companies have, and will likely have trouble defending. We don’t think we’re taking a position like that.

So if you get beyond that, it starts to be more difficult to understand what this could look like. The idea of international tax reform has been in the democratic sort of platform I believe since 1962. And they’ve struggled to figure out how you implement it, not because there isn’t an interest, but because every time you think about changes you can make, the consequences of those are pretty obvious and pretty substantive.

So for example, if you were to say that, look, if you’re a U.S. company, no matter what you do and where you do it, you have to pay the U.S. tax rate — well, there’s pretty obvious impacts of that.

You really don’t want to be a U.S. company. I mean, as long as there’s places that have a zero-percent tax rate, you try and legislate something like that, it’s pretty hard to follow up on it, and it just motivates different structures.

So for example, if right now we have a Genentech USA and a Genentech Singapore, if we’re not allowed to take advantage of the fact that we have a company in Singapore, well, we could just work with the Singaporean company and somehow share the tax benefits. I mean, as long as there is the inherent inefficiency in a 35-percent corporate tax rate here and zero percent somewhere else, companies will find structures and ways to take advantage of that inefficiency. I don’t know how you legislate that away, other than saying you’re not allowed to do any business with those companies or think about them at all, which is I don’t think an extreme that anyone is proposing or thinking about. Certainly wouldn’t be reflected in the relatively small numbers that are in that line item.

So my answer is imprecise because I can’t reflect more precisely, but we certainly are aware of what’s going on and it doesn’t change our perspective as of today, in terms of what we think we can deliver.

Mark Schoenbaum:	So you voted for McCain, right?

David Ebersman:	No reason to draw that inference.

Mark Schoenbaum:	I’m just kidding. One more question, if I may. May I? Just quickly maybe for Ian and maybe Sue — I’m not sure. But on the breast cancer, I really want to understand your numbers, because that really is a driver behind the adjuvant market sizes. The 133,000 patients that are Her-2 negative — out of those, do you have any sense for how many or what percentage roughly are chemo-treated today?

Ian Clark:	That was in the data.

Mark Schoenbaum:	Oh, it was?

Ian Clark:	Right. So if you go through, it’s the gray shaded area, it varies by stage, yeah, and then that percentage — yeah. So that takes you to that number. Yeah.

Kathee Littrell:	Joel and then Jason.

Joel Sendek:	Thanks. Joel Sendek, Lazard Capital Markets. So I really appreciate the detailed financial projections and sales projections, and all the years you give us and everything else. I think all of us in the room are pretty good at putting multiples on those things and doing NPVs and coming up with our own assessments of what the value is. But I guess what I struggle with is, you know, what price do you put on an NME engine, and your guy Puck showing up on a reasonably consistent basis in South San Francisco? And that’s my question. Can you give us some help in telling us how you value that and maybe what percentage of the $112 is reflected in there? Thanks.

David Ebersman:	That’s a good question, Joel, and it’s very hard. And there’s no one methodology that works definitively. What we’ve tried to do is to basically make assumptions for how many molecules will come out of research every year looking forward into the future based on the resourcing that we’re planning to put behind them and the projects that we think those resources will be working on and then make assessments about what the probability is or what percentage of those molecules will make it forward to market and then basically make generic assumptions — not generic — but just average assumptions about timelines and sales that are reflective of industry averages, our past performance, etcetera. So it’s an imperfect solution because of course every molecule is different. It has different timelines. It’ll have different sales. One might hope that on aggregate across the portfolio that the assumptions sort of add up to something that you can deliver against.

If you look at the growth rates in our plan going out beyond say, you know, 2018 or something like that, you can see those are very impacted by those assumptions. And it’s the point of greatest uncertainty for us that we have the most discomfort in the sense that we might be under value. If the Alzheimer’s work plays out and is a huge breakthrough in that area, we could sell more product in that area than the 20 enemies that are forecast because we have sort of very basic forecasts.

One Avastin-like molecule or an Alzheimer’s-like molecule or whatever makes everything that we’ve done seem under forecast.

But it was the best way we can think of to try and model what the future would look like.

Yaron Weber:	Yaron Weber from Citi. Sue, I had two questions for you: One, on the C-08 study, if you look at the Mosaic study, FOLFOX did 78.2 percent success, yet the C-08 study was only handicapped at a 76.5 percent chance of success. So there’s a 1.7 percent difference. Why was that difference? And then how could that possibly impact the powering assumption in the study too? So what if ultimately the success was actually higher than you anticipated? And then while we have you, there’s not been a lot of discussion on the prostate cancer study, the CALGB 90401 study which I think is a terrific study. It can be immensely accretive. And there is an interim analysis coming up. The phase 2 data looks very good, and the study is massively overpowered. So we wanted to see if you can by any chance while we have you share what chances of success you have in that study also? Thanks.

Susan Desmond-Hellman, M.D., M.P.H.:

I like how you think. So let’s start with the prostate question. What I’ve tried to reflect and particularly contrasting the prostate and the ovarian cancer programs are my level of confidence based on what we know in phase 2. So you’re right that the prostate study is very exciting. It is well-powered. Depending on the difference it could be over-powered. But it’s a survival endpoint study. So it’s the right bar for phase 3. It’s a good, well-powered study. Prostate cancer docs are excited about Avastin, so they have a lot of enthusiasm. We have an interim in Q2 and Q4. We don’t have randomized control data. And I personally find looking at data like the data on the slide I showed you to be very challenging. So the molecules that are in that study that aren’t Avastin are active. And what has been the contribution of Avastin? In a cancer like prostate cancer where it’s bone lesions, it’s hard to measure; it’s very tough. So prostate’s hard and we have limited data. And so based on that, as everybody’s talked about, this likelihood of success discounting, we’ve discounted it more highly than we would discount ovarian cancer. But I sure hope it works, and I hope your enthusiasm is reflected in the interim analysis, and I’ll leave it at that.

So on how we thought about the C-08 trial, if you look at the experimental arm of NSABP C-07, that’s 74.3 percent, and Mosaic, which you cited, was 78.2 percent. FOLFOX in the C-08 trial is modified FOLFOX-6. So it’s not identical to either of those trials. So we tried to do our best to model the control arm of today’s best therapy, the types of patients you see, what we know from Mosaic, NSAPB and the modifications of FOLFOX-6 and it’s an estimate.

So everything that you do in these trials is an estimate. If the control arm does better or worse than what we’ve planned we’ll have a greater or lesser chance of hitting the endpoint. So that is absolutely true. And that’s true whenever we model studies or whenever we plan to carry them out. I don’t know if Hal may have anything else to add on that.

Hal Barron, M.D.:	The only thing I would add is don’t lose the fact that what we’re really powering the trial for is a 3 to 5 percent absolute increase over whatever the control shows. So if the control is 76 or 77, whatever it is, the hazard just is an incremental increase on top of that in terms of benefit. So that won’t affect the power significantly if the control group does differ slightly from our baseline assumptions.

Art Levinson:	Let me just also weigh in for what it’s worth. On the prostate side, the late Judah Folkman would typically start off his angiogenesis lecture by talking about prostate cancer and pointing out the fact that most 70, 80-year-old males have multiple tumor nodules in their prostate. They’re not malignant, they’re not metastatic, but they’re tumors. And in his mind they remained at 1 to 2 millimeters in size constrained by the vasculature precisely because they had not yet undergone this so-called angiogenic switch which would be activated by the induction of VEGF. So at least in his mind, and of course for what it’s worth, which might not be very much, the prostate cancer was one that he thought might be amenable or may be highly amenable to anti-angiogenic therapy for that reason.

Jason Yeung:

Jason Yeung, Morgan Stanley. Just two questions first on the modeling you did out till 2018. If you could share with us what kind of a royalty rate you assumed on the Roche royalties from post-2015 and then also whether the affiliation agreement if it ends in 2015 would prevent you from going it alone ex-US in terms of all your products? And then just a question on the C-08 trial coming so close on top of the tender offer potentially ending on March 12th — I was wondering if you could opine on whether you thought it was fair for minority shareholders to have to come to an accurate assessment of the intrinsic value of the stock that they hold with a potential hugely option-driving event which can be valued from zero to a whole lot coming right on top of that data?

David Ebersman:	I want to try and cover those, try and go maybe from easiest to hardest if I can remember them all. The first piece, just for clarification, the affiliation agreement doesn’t end in 2015. So the affiliation agreement goes on in perpetuity. What ends in 2015 is the ex-US commercialization agreements, that’s more specific. And there’s nothing contractually that prevents us from doing anything with those rights after 2015. We own them and can do whatever we think is in our best interest.

In terms of the modeling, because it relates to molecules that go into development after 2015, it starts to hit in a relatively long-term time horizon. So what we chose to do was really to model that outside the financial model because the financial model goes out to 2024 and just try to assess what we thought those rights would be worth based on contemplation of what kinds of returns we could get if we did it ourselves or did different kinds of deals with different, more market royalty rates, etcetera and then tried to reflect that model. So some items are more easily modeled discretely than modeled as a part of the financial plan. So there is no assumption of a change in the deal in the financial plan.

And I don’t have much of an answer to your question about what’s fair to shareholders or not fair as it relates to the timing of the C-08 data. You all know when the tender offer expires. You all know when the C-08 data is going to come and you’re going to have to make your own judgments about what you need to do in that context.

Art Levinson:	I have an opinion. I don’t see any reason why it’s inherently unfair. Maybe I’m just restating David’s answer. It’s certainly fair and reasonable for Roche to propose this right before the C-08 results. Whether or not it’s relevant or how relevant it is I think is up to every particular shareholder. If you have a lot of confidence that C-08 is going to be positive then you can certainly understand an argument that you want to wait and you don’t want to make any decision until that verdict is rendered. If you were very pessimistic then you might say, all right, well depending on how the whole probability adjustment is going that you might think a given price is fair or not fair. So I think it really depends just on each and every one in this room to determine whether or not it’s fair and whether or not they want to act on it before or after.

Steve Harr:	Steve Harr from Morgan Stanley. I have a question probably for everybody on the panel. David, you talked a lot about the people and how important they have been to the long-term success of Genentech. I think as shareholders think about the tender offer and its value today and the negotiating leverage as well as the value of Genentech to Roche potentially, I think we’re curious how many of you will stay around. I was hoping that everybody on the panel could tell us if Roche is successful in a hostile tender, will you remain an employee of Genentech?

Art Levinson:	Let me just streamline the answer because I can tell you that nobody will answer that question including myself and I’m going to tell you why. When we heard last July that Roche was interested in this merger agreement we all decided within about 72 hours, and I think it’s a great tribute to everybody on the stage here to focus 100 percent of their energies on running the business. There are all kinds of ways to be distracted and tormented by external events, be it Roche or all kinds of things that are going on in the world and in life. But what I think makes this team so effective and almost magical is a singular devotion to the business and the mission at hand, and that’s how we are focusing our business and our lives. And I can tell you we, and I know this for myself and I know it by talking to other people, are not speculating on all these what-if scenarios because to the extent you focus on that you’re distracted. And in the end that does a disservice to the patients. It does a disservice to our business and the shareholders who are counting on us to do the best job possible. When and if the time comes where we have to confront that decision we’ll all do it our own personal way. I’m not even asking people the question because I don’t want them to think about it, and that’s a conclusion that they’ve reached on their own.

If anybody wants to add in any different way to that answer it’s perfectly fine.

[Laughter]

Art Levinson:	But I’ll be surprised because I think that’s how they would answer it.

Thomas Wei:	Thomas Wei from Piper Jaffray. A couple of questions first on the C-08 study and actually all of the adjuvant indications. The probability of success that you’ve assigned to each of those actually falls short of the slide that you showed at the very beginning where phase 3 trials you have a historical track record and in the 70 percent range, even phase 2 programs in the high 60s. Can you give us a sense as to what informed a lower probability of success for these adjuvant indications for Avastin? And then, second, just on pricing — in your long-term pricing projections, have you contemplated scenarios or probabilities where the pressure that the Obama administration may apply on the Medicaid side is also transferred to the Medicare side of things?

Susan Desmond-Hellmann, M.D., M.P.H.:

So your question on likelihood of success — let me tell you two things: First of all, no one has ever tested an anti-angiogenic in the adjuvant setting. So I start my thinking about likelihood of success based on that. But I was going over in my own mind the same question you’re asking. That 73 percent is our actual results. And the 61 percent is what we’re predicting for the future. So some people were asking me about that number, and as part of that I thought, well let me go back and see what likelihood of success we assigned to some other projects. And so I asked my team to go back and drag out the Lucentis likelihood of success before we had the Marina data, so right before phase 3 at a time like this with C-08. And we had assigned a 51 percent likelihood of success to Lucentis. And then I went back to the Herceptin trials because Herceptin was being tested in the adjuvant therapy after it had worked for a metastatic, and we assigned a 60 percent likelihood of success to Herceptin.

So when you think about how we modeled those trials in for Avastin for adjuvant, that likelihood of success is not very different from two other big trial programs that nobody had ever done before and I think is reflective of how we think about things nobody’s ever done before.

Ian Clark:	So maybe I could comment on the pricing. It’s interesting that in recent months there’s been a lot of speculation whether or not there would be the withdrawal of the so-called non-interference clause, you know, allowing government to negotiate specifically on Medicare pricing. And within the budget or proposal today there was no mention of that which is intriguing as to what the conclusion is as to why they did that. And our speculation is if something was going to happen, that’s where the hammer might fall, and clearly that was small molecules in part D and not part B which is where we by and large operate. And that’s not to say there’s no possibility that in the long run there might be some sort of part B impact. We just think the likelihood is lower. Our method of coping with that is to put in relatively conservative assumptions about our price and flexibility in the long run. We’ve certainly run models to say, you know, what if. And you can imagine they don’t look great. We don’t think that was like at a middle ground to balance the plan on.

[Drew Figore?]:	[Drew Figore] from Tieterman Investment Group. My question is can you elaborate on how you value or look at valuing the 2015 expirations of the ex-US rights? And I believe their rate that they’re paying is 15 percent. If you could point to anything and in any way if you looked at sort of crystallizing that value as part of this process by having any discussions with anyone else or would that be productive?

David Ebersman:	Well I think what we allude to in the 14D-9 filing is what we would consider to be current market-level royalties. So we have an agreement, for example, with Roche on Herceptin that was one outside of the ex-US commercialization agreement and upon which they pay us royalties up to 22.5 percent, and that was done several years back now really when we got the phase 3 data. So in an even less sort of innovation-friendly market we got a substantially higher royalty rate. We have one other deal we did on a late-stage product where the royalty’s even higher than that. And you can read in public disclosures from other companies as you think about the kinds of royalties and profit shares that you get for a product that has been somewhat de-risked with clinical data. You can get different terms than we have in that agreement. So one of the things that we did was just look at what the different present value of cash flows would be if you took the current terms and compared them with market terms.

Another thing that we did was look at what kind of terms would cause us to be indifferent relative to the returns we might get from doing it ourselves. So we’ve just tried to sort of look at the various options one could have with those rights. It’s pretty far out there and difficult to do, but try to create some potential cash flow projections and then bring them back to the present to assess what they might be worth.

[Male Voice]	[Unintelligible name] from I-Cap. David, I’ve just got a couple questions, one pertaining to the operating synergy. As you mentioned in the slide, $750 to 2 billion dollars — I’m just kind of surprised you didn’t point out there’s a big variance; there’s significant value to be had potentially by Roche, so can you maybe talk about that and the potential for actually being in excess of 2 billion dollars? That’s the first part. The second part — the California tax you said is going to start in 2011. Is that in perpetuity? Is that for one year, two years, three years? What is your best knowledge for that tax? And the third point — you did mention that the November long-term range plan was predicated on the $112 price, that your response was based on the $86.50. Is there any indication — and based on your response I want to just clarify that there is the opportunity to reduce that amount, $112 or there is no guidance on that $112 amount? Your response is specifically to the $86.50, and the valuation has not changed and potentially could be higher.

David Ebersman:

I’m sorry. I’m not looking at you directly, I just don’t know where you are. I heard the question. Oh, there you are. So the first question was related to the operational synergies. I think of everything on the table here, that’s the area that we as a management team have done the least work on. So we really wouldn’t be the decision-makers, and all we’ve really done is reflect the kinds of synergies that others have reaped in similar transactions. And the range that I showed you here we got from our financial advisors and validated by some sell side analyst reports that we’d seen. So you can do a little work on that and you’ll have done more than we have in terms of assessing what the operational synergies would look like. And obviously you can talk to Roche about that.

The change in the California tax code is a change in the code, so that’s what the law will be going forward from there. It doesn’t mean it couldn’t change again of course, but it’s not a one-year change or anything like that.

And then the last question I really don’t have more to say than I did before. The decision that you face as shareholders right now is a decision whether or not you want to tender your shares based on the offer that you have in hand. The special committee I think did a nice job in the documents of describing the different interactions between the companies, their perspective on value, their willingness to be constructive in negotiations, and there’s really nothing more I can add to that.

Art Levinson:	I will mention, just for informational purposes, that we do have two of the three members of the special committee, Dr. Charles Sanders who chairs the committee and Herb Boyer is here in attendance.

Eun Yang:	Hi, Eun Yang from Jeffries. A few weeks ago when Roche had its presentation, one of the things that they had commented on the potential of a C-08 study was that even if a study is successful, the market potential of the product really depends on the strength of the data as Avastin is an expensive product. So my first question is do you agree with the assessment? And if so, in your probability adjusted Avastin sales in the adjuvant setting, does it incorporate that kind of assumptions?

Male Voice:	That’s interesting that if C-08’s positive then we’ll start in colorectal, and the colorectal dose is the low dose or lower dose. And if people comply to 12 months, the annual cost therefore sits in the 40 or 50,000 which is no different to that which is on the market right now.

So broadly speaking, I think the answer is no, right? With that said, we do model the uptake, and the reality of the cost is part of that modeling. And I think if we were to throw in the model and what would the penetration be if the price was 10 bucks a month, chances are we’d end up with a higher penetration rate. So I think within the psychology of the average oncologist is a knowledge that this is an expensive drug and that there will be some patients who can’t get it or they’re not willing to go to, and that’s part of the conjoint analysis we do when we come up with the market-share calculations.

So I gave you the breakdown on breast cancer, so are the numbers I gave you point-accurate perfect? Probably not. But I think the variation beyond that around price is probably fairly limited.

Susan Desmond-Hellmann, M.D., M.P.H.:	The only thing I would add to that is just to remind you, speaking as an oncologist, that that’s your one chance to save that patient’s life. So if you’re worried about cost, if you’re in a cost-contained world, the adjuvant therapy for colon cancer, breast cancer and lung cancer are designed so that the patient’s cancer never comes back. And so the history in oncology of drugs that have been approved in the adjuvant setting in the U.S. has been that oncologists used them algorithmically. They don’t go off-label before approval. But once the drug is approved, and we powered the study to find a clinically-meaningful result, so I think I would keep all those things into account. I understand the world is changing. This is your one chance for that patient, and so I think that’s a really important thing to keep in mind for adjuvant therapy.

Ian Clark:	If you wanted to go a little further and get into the sort of byzantine world of health economics, one year’s worth of therapy and survival actually ends up with an extremely good equation in terms of value to the healthcare system.

Jason Kantor:

Hi. It’s Jason Kantor from RBC Capital Markets. The question I get the most is about the downside and if the trial doesn’t work. I was wondering if you could give us any thought about your sort of 16 percent, I guess you said it could be as much as 18 percent, CAGR from 2010 to 2015? Where does that go if we know for certain that

C-08 doesn’t work? Then also are there aspects of your business plan or your model or how you’re running the business now that in that eventuality you would adjust as a result of a negative result in C-08?

David Ebersman:	It’s a good question. I think probably the easy answer is that the rate would likely go down, right? So we’ve given you a sense for the commercial value, and you have a lot more information than you have now to play around with that. I think we would run the business differently, just being realistic about what size we would be and how we’d be growing. But at the same time we’d continue to make the investments we thought were appropriate and required to drive the long-term growth of the business. So we haven’t done specific scenario modeling around those that I’m comfortable enough with to give you any sort of target at this point. When we get the data we’ll get into those kinds of conversations. But I think we’ve given you enough that you can play around with thinking that’s as deep as where we are at this point in time.

Ian Clark:	Can I just add one thing to that, maybe connecting the two questions? We’ve had several questions about pricing and price increases. One of our challenges around how much we can increase prices is the possibility that we have a positive adjuvant study with some very high prices. And if that were not to be the case we might have some more flexibility.

A more minor point is that we also model that as oncology transfers into the adjuvant setting you lose sales in the metastatic setting.

And so a certain amount of that would come back. It wouldn’t compensate by any stretch of the imagination, but there are some inherent balances if the studies were not positive.

Matt Duffy:	Hi, Matt Duffy from BDR back here. If you could expand a little bit on the spillover or halo effect that the adjuvant usage may have on metastatic…how consequential is that? What does your market research in your previous experience say about positive or negative results affecting metastatic in terms of dollar volume, and does that reflect in your modeling?

Ian Clark:	Yes, and Sue should weigh in here. The first thing is historically I don’t think we’ve seen much spillover at all from one tumor type to another. The physicians definitely wait for the study. So whichever way, let’s assume on the positive side that C-08 is positive, they’re not going to start adopting the drug in adjuvant breast cancer. There definitely is a change in adoption. And the reason there’s a change in adoption in the metastatic setting is some patients fail on the drug and they fail fairly quickly. And the assumption is you don’t want to carry on with a drug that you just think you’ve failed on. It’s a sad process. We’ve seen it with Herceptin. It can be in the order of about 5 or 10 percent. And we have modeled a change within that. So it’s not huge, but it’s not trivial either.

Kathee Littrell:	I can take a last question from Maged.

Maged Shenouda:	Maged Shenouda with UBS. So Roche surprised us with this hostile tender, and I’m just wondering given Delaware law, your by-laws and the affiliation agreement, what options do you have to fend this off other than a negative vote on the tender?

David Ebersman:	Well I think all of those things are going to be relevant to the actions that the special committee chooses to take, understanding the depth of the affiliation agreement and the protections of Delaware law. I don’t want to get specific, one, because it’s not something that the management team is going to control. That will be up to the special committee. And the second thing is I wouldn’t want to box them into a specific path or interpretation. They’ll assess what options they have available to them and do whatever they think is in the best interests of the minority shareholders.

Kathee Littrell:	Okay. We want to thank you all very much for coming today, and we’ll be here for a few minutes. You can come up and chat.

[Applause]

[End of recorded material]